SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1 Translation of Consolidated Financial Statements as of December  31, 2015 and Comparative Information, including the Independent Auditor’s Report issued in connection with the audit of such financial statements.

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the inclusion of the last paragraph.

Deloitte & Co. S.A. Florida 234, 5th floor C1005AAF Ciudad Autónoma de Buenos Aires Argentina

Phone.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

Independent Auditors’ Report

To the President and Board of Directors of

YPF SOCIEDAD ANONIMA

Macacha Güemes 515

Buenos Aires City

Report on financial statements

1.	Identification of the consolidated financial statements subject to audit

We have audited the accompanying consolidated financial statements of YPF SOCIEDAD ANONIMA (an Argentine corporation, hereinafter mentioned “YPF SOCIEDAD ANONIMA” or the “Company”) and its controlled companies (which are detailed in Note 16 of such consolidated financial statements) which comprise the consolidated Statement of financial position as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information included in their notes 1 to 19.

The figures and other information corresponding to the years ended on December 31, 2014 and 2013 are an integral part of these consolidated financial statements above mentioned and are intended to be read only in relation to the amounts and other disclosures relating to the current year.

2.	Company’s Board of Directors responsibility for the consolidated financial statements

The Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying consolidated financial statements in accordance with International Financial Reporting Standards adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as professional financial standard as they were approved by the International Accounting Standards Board (“IASB”) and incorporated by the Argentine Securities Commission to its regulations. Moreover, the Board of Directors is responsible of an internal control system as it determines necessary to enable the preparation of consolidated financial statements that are free from material misstatements.

2

3.	Auditor’s responsibility

Our responsibility is to express an opinion about the accompanying consolidated financial statements, based on our audit. We conducted our audit in accordance with the International Standards on Auditing (“ISA”) adopted by Technical Resolution No. 32 issued by the FACPCE. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s professional judgment, including the assessment of the risks of material misstatement of the financial statements. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Company’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.	Opinion

In our opinion, the consolidated financial statements referred to in the first paragraph of section 1 of this report, presents fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2015, and the comprehensive results of their operations, changes in its shareholders’ equity and their cash flow for the year then ended, in accordance with the International Financial Reporting Standards.

5.	English translation of statutory financial statements

This report and the consolidated financial statements referred to in section 1, have been translated into English for the convenience of English-speaking readers. The accompanying consolidated financial statements are the English translation of those originally issued by YPF SOCIEDAD ANÓNIMA in Spanish and presented in accordance with International Financial Reporting Standards.

Buenos Aires City, Argentina

March 3, 2016

Deloitte & Co. S.A.

Guillermo D. Cohen

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SOCIEDAD ANONIMA Consolidated Financial Statements as of December 31, 2015 and Comparative Information Independent Auditors’ Report Statutory Audit Committee’s Report

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND COMPARATIVE INFORMATION

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Autonomous City of Buenos Aires, Argentina

FISCAL YEAR NUMBER 39

BEGINNING ON JANUARY 1, 2015

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Filing with the Public Registry: Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Corporations, with the Public Registry of Buenos Aires City, in charge of Inspección General de Justicia (Argentine Registrar of Companies); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Corporations, with the above mentioned Registry.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law No. 26,831).

Capital structure as of December 31, 2015

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share

MIGUEL MATIAS GALUCCIO
Presidente

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2015, 2014 AND 2013

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

	Notes	2015	2014	2013
ASSETS
Noncurrent Assets
Intangible assets	6.a	7,279	4,393	2,446
Fixed assets	6.b	270,905	156,930	93,496
Investments in companies	6.c	4,372	3,177	2,124
Deferred income tax assets, net	6.i	954	244	34
Other receivables	6.e	2,501	1,691	2,927
Trade receivables	6.f	469	19	54

Total noncurrent assets		286,480	166,454	101,081

Current Assets
Inventories	6.d	19,258	13,001	9,881
Other receivables	6.e	19,413	7,170	6,506
Trade receivables	6.f	22,111	12,171	7,414
Investment in financial assets	5	804	—	—
Cash and cash equivalents	6.g	15,387	9,758	10,713

Total current assets		76,973	42,100	34,514

TOTAL ASSETS		363,453	208,554	135,595

SHAREHOLDER’S EQUITY
Shareholders’ contributions		10,349	10,400	10,600
Reserves, other comprehensive income and retained earnings		110,064	62,230	37,416

SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE SHAREHOLDERS OF THE PARENT COMPANY		120,413	72,630	48,016

Non-controlling interest		48	151	224

TOTAL SHAREHOLDERS’ EQUITY		120,461	72,781	48,240

LIABILITIES
Noncurrent Liabilities
Provisions	6.h	39,623	26,564	19,172
Deferred income tax liabilities, net	6.i	44,812	18,948	11,459
Taxes payable		207	299	362
Salaries and social security		—	—	8
Loans	6.j	77,934	36,030	23,076
Accounts Payable	6.k	625	566	470

Total noncurrent liabilites		163,201	82,407	54,547

Current Liabilities
Provisions	6.h	2,009	2,399	1,396
Income tax liability		1,487	3,972	122
Taxes payable		6,047	1,411	1,045
Salaries and social security		2,452	1,903	1,119
Loans	6.j	27,817	13,275	8,814
Accounts Payable	6.k	39,979	30,406	20,312

Total current liabilities		79,791	53,366	32,808

TOTAL LIABILITIES		242,992	135,773	87,355

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		363,453	208,554	135,595

Accompanying notes are an integral part of consolidated financial statements.

MIGUEL MATIAS GALUCCIO
Presidente

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 and 2013

(Amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos, and as otherwise indicated – Note 1.b.1)

	Notes	2015	2014	2013
Revenues	6.l	156,136	141,942	90,113
Cost of sales	6.m	(119,537)	(104,492)	(68,094)

Gross profit		36,599	37,450	22,019

Selling expenses	6.n	(11,099)	(10,114)	(7,571)
Administrative expenses	6.n	(5,586)	(4,530)	(2,686)
Exploration expenses	6.n	(2,473)	(2,034)	(829)
Other operating results, net	6.o	(853)	(1,030)	227

Operating income		16,588	19,742	11,160

Income on investments in companies	7	318	558	353
Financial income	6.p	27,263	11,301	8,740
Financial loss	6.p	(16,016)	(9,826)	(6,008)
Other financial results	6.p	910	297	103

Financial results, net	6.p	12,157	1,772	2,835

Net income before income tax		29,063	22,072	14,348

Income tax	6.i	(24,637)	(13,223)	(9,269)

Net income for the year		4,426	8,849	5,079

Net income for the year attributable to:
– Shareholders of the parent company		4,579	9,002	5,125
– Non-controlling interest		(153)	(153)	(46)
Earnings per share attributable to shareholders of the parent company basic and diluted	9	11.68	22.95	13.05
Other comprehensive income:
Actuarial results – Pension plans(1)		6	25	6
Exchange differences from investments in companies(2)		(189)	—	—
Translation differences from investments in companies(3)		(1,466)	(677)	(416)
Translation differences from YPF S.A. (4)		45,407	16,928	12,441

Total other comprehensive income for the year(5)		43,758	16,276	12,031

Total comprehensive income for the year		48,184	25,125	17,110

(1)	Immediately reclassified to retained earnings
(2)	Exchange differences as recognized by the indirectly controlled company Gas Argentino S.A. in its statement of comprehensive income, which was reclassified by YPF as other comprehensive income upon the acquisition of negotiable obligations of the said controlled company (See Note 6.j).
(3)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(4)	Will not be reversed to net income.
(5)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of consolidated financial statements.

MIGUEL MATIAS GALUCCIO
Presidente

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 AND 2013

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

	2015
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances as of December 31, 2014	3,922	6,083	11	18	51	(310)	(15)	640	10,400
Accrual of share-based benefit plans	—	—	—	—	124	—	—	—	124
Repurchase of treasury shares	(4)	(6)	4	6	—	(120)	—	—	(120)
Settlement of share-based benefit plans (3)	4	6	(4)	(6)	(108)	153	(100)	—	(55)

Balances as of December 31, 2015	3,922	6,083	11	18	67	(277)	(115)	640	10,349

	2015
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances as of December 31, 2014	2,007	5	12,854	320	3,648	34,363		9,033	72,630	151	72,781
Accrual of share-based benefit plans	—	—	—	—	—	—		—	124	—	124
Repurchase of treasury shares	—	—	—	—	—	—		—	(120)	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	—	—		—	(55)	—	(55)
Contributions of non-controlling interest	—	—	—	—	—	—		—	—	50	50
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015(4)	—	503	8,410	120	—	—		(9,033)	—	—	—
As decided by the Board of Directors of June 8, 2015(4)	—	(503)	—	—	—	—		—	(503)	—	(503)
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	(6)		6	—	—	—
Other comprehensive income	—	—	—	—	—	43,758		—	43,758	—	43,758
Net income	—	—	—	—	—	—		4,579	4,579	(153)	4,426

Balances as of December 31, 2015	2,007	5	21,264	440	3,648	78,115	(1)	4,585	120,413	48	120,461

(1)	Includes 80,982 corresponding to the effect of the translation of the financial statements of YPF S.A. and (2,867) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to U.S. dollar, as detailed in Note 1.b.1
(2)	Pension plans of investments in controlled companies.
(3)	Net of employees income tax withholding related to the share-based benefit plans
(4)	See Note 8.

MIGUEL MATIAS GALUCCIO
Presidente

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 AND 2013 (Cont.)

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

	2014
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share - based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances as of December 31, 2013	3,924	6,087	9	14	40	(110)	(4)	640	10,600
Accrual of share-based benefit plans	—	—	—	—	80	—	—	—	80
Repurchase of treasury shares	(6)	(10)	6	10	—	(200)	—	—	(200)
Settlement of share-based benefit plans (3)	4	6	(4)	(6)	(69)	—	(11)	—	(80)

Balances as of December 31, 2014	3,922	6,083	11	18	51	(310)	(15)	640	10,400

	2014
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Parent company’s shareholders	Non- controlling interest	Total shareholders’ equity
Balances as of December 31, 2013	2,007	4	8,394	120	3,648	18,112		5,131	48,016	224	48,240
Accrual of share-based benefit plans	—	—	—	—	—	—		—	80	—	80
Repurchase of treasury shares	—	—	—	—	—	—		—	(200)	—	(200)
Accrual of share-based benefit plans (3)	—	—	—	—	—	—		—	(80)	—	(80)
Contributions of non-controlling interest	—	—	—	—	—	—		—	—	80	80
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014	—	465	4,460	200	—	—		(5,125)	—	—	—
As decided by the Board of Directors of June 11, 2014	—	(464)	—	—	—	—		—	(464)	—	(464)
Other comprehensive income	—	—	—	—	—	16,276		—	16,276	—	16,276
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	(25)		25	—	—	—
Net income	—	—	—	—	—	—		9,002	9,002	(153)	8,849

Balances as of December 31, 2014	2,007	5	12,854	320	3,648	34,363	(1)	9,033	72,630	151	72,781

(1)	Includes 35,764 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,401) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to U.S. dollar, as detailed in Note 1.b.1.
(2)	Pension plans of investments in controlled companies.
(3)	Net of employees income tax withholding related to the share-based benefit plans

MIGUEL MATIAS GALUCCIO
Presidente

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 AND 2013 (Cont.)

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

	2013
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share - based benefit plans		Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances as of December 31, 2012	3,933	6,101	—	—	—		—	—	640	10,674
Accrual of share-based benefit plans	—	—	—	—	81	(4)	—	—	—	81
Repurchase of treasury shares	(12)	(19)	12	19	—		(120)	—	—	(120)
Settlement of share-based benefit plans (3)	3	5	(3)	(5)	(41)		10	(4)	—	(35)

Balances as of December 31, 2013	3,924	6,087	9	14	40		(110)	(4)	640	10,600

	2013
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balances as of December 31, 2012	2,007	—	5,751	—	—	6,087		6,741	31,260	—	31,260
Accrual of share-based benefit plans	—	—	—	—	—	—		—	81	—	81
Repurchase of treasury shares	—	—	—	—	—	—		—	(120)	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	—	—		—	(35)	—	(35)
Purachase of equity interest in controlled company	—	—	—	—	—	—		—	—	178	178
Contributions of non-controlling interest	—	—	—	—	—	—		—	—	92	92
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2013	—	330	2,643	120	3,648	—		(6,741)	—	—	—
As decided by the Board of Directors of August 9, 2013	—	(326)	—	—	—	—		—	(326)	—	(326)
Other comprehensive income	—	—	—	—	—	12,031		—	12,031	—	12,031
Actuarial gains reclassification –Pension Plan (2)	—	—	—	—	—	(6)		6	—	—	—
Net income	—	—	—	—	—	—		5,125	5,125	(46)	5,079

Balances as of December 31, 2013	2,007	4	8,394	120	3,648	18,112	(1)	5,131	48,016	224	48,240

(1)	Includes 18,836 corresponding to the effect of the translation of the financial statements of YPF S.A. and (724) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to U.S. dollar, as detailed in Note 1.b.1 During fiscal year ended on December 31, 2013, (115) have been reclassified for purposes of the effect of the conversion of Pluspetrol Energy S.A’s financial statements due to the said company’s spin off.
(2)	Pension plans of investments in controlled companies.
(3)	Net of employees income tax withholding related to the share-based benefit plans.
(4)	Includes 38 corresponding to long-term benefit plans as of December 31, 2012, which were converted to share-based benefit plans (see Note 1.b.10) and 43 corresponding to the accrual of share-based benefit plans for the year ended December 31, 2013.

Accompanying notes are an integral part of consolidated financial statements.

MIGUEL MATIAS GALUCCIO
Presidente

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 AND 2013

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

	2015	2014	2013
Cash flows from operating activities
Net income	4,426	8,849	5,079
Adjustments to reconcile net income to cash flows provided by operating activities:
Result on investments in companies	(318)	(558)	(353)
Depreciation of fixed assets	26,685	19,936	11,236
Amortization of intangible assets	323	469	197
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	3,773	4,041	2,336
Charge on income tax	24,637	13,223	9,269
Net increase in provisions	6,133	5,561	3,390
Exchange differences, interest and other (1)	(13,449)	(2,116)	(3,669)
Share-based benefit plan	124	80	81
Accrued insurance	(1,688)	(2,041)	(1,956)
Changes in assets and liabilities:
Trade receivables	(8,031)	(3,824)	(2,627)
Other receivables	(6,143)	248	(1,332)
Inventories	101	(244)	(732)
Accounts payable	6,211	5,067	3,243
Taxes payables	4,544	218	272
Salaries and social security	549	727	253
Decrease in provisions due to payment/use	(1,758)	(1,974)	(713)
Dividends received	180	299	280
Proceeds from collection of lost profit insurance	2,036	1,689	—
Income tax payments	(6,931)	(3,496)	(3,290)

Net cash flows provided by operating activities	41,404	46,154	20,964

Investing activities:(2)
Acquisition of fixed assets and intangible assets	(63,774)	(50,213)	(27,639)
Contributions and acquisitions of interests in companies and joint operations	(163)	(967)	(20)
Advances received from sale of fixed and intangible assets	—	2,060	5,351
Acquisition of subsidiaries net of acquired cash and cash equivalents	—	(6,103)	107
Investments in financial assets	(324)	—	—
Proceeds from collection of damaged property’s insurance	212	1,818	—

Net cash flows used in investing activities	(64,049)	(53,405)	(22,201)

Financing activities:(2)
Payments of loans	(24,090)	(13,320)	(6,804)
Payments of interest	(6,780)	(5,059)	(2,696)
Proceeds from loans	55,158	23,949	16,829
Repurchase of treasury shares	(120)	(200)	(120)
Contributions of non-controlling interests	—	80	96
Dividends paid	(503)	(464)	(326)

Net cash flows provided by financing activities	23,665	4,986	6,979

Translation differences provided by cash and cash equivalents	4,609	1,310	224

Net increase (decrease) in cash and cash equivalents	5,629	(955)	5,966

Cash and cash equivalents at the beginning of year	9,758	10,713	4,747
Cash and cash equivalents at the end of year	15,387	9,758	10,713

Net increase (decrease) in cash and cash equivalents	5,629	(955)	5,966

COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR
- Cash	13,920	6,731	4,533
- Cash equivalents	1,467	3,027	6,180

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	15,387	9,758	10,713

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to :

	2015	2014	2013
Acquisition of fixed assets and concession extension easements not paid	6,799	7,567	5,604
Net increases (decreases) related to hydrocarbon wells abandonment obligation costs	(1,281)	(268)	4,357
Dividends receivable	100	—	—
Decrease of loans for “El Orejano” agreement	2,373	—	—
Contributions of non-controlling interests	50	—	—
Capital contributions in kind from investments in companies	—	342	133

Accompanying notes are an integral part of consolidated financial statements.

MIGUEL MATIAS GALUCCIO
Presidente

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

1.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

1.a. Basis of preparation

•	Application of International Financial Reporting Standards

The consolidated financial statements of YPF S.A. (hereinafter “YPF” or “the Company”) and its controlled companies (hereinafter and all together, the “Group”) for the year ended December 31, 2015 are presented in accordance with International Financial Reporting Standard (“IFRS”). The adoption of these standards as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

Also, some additional issues required by the Argentine General Corporations Law and/or CNV’s regulations have been included. This information is contained in the Notes to these consolidated financial statements, only for purposes of fulfillment of these regulatory requirements.

The amounts and other information corresponding to the years ended on December 31, 2014 and 2013 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these financial statements.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 3, 2016.

•	Current and non-current classification

The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activities operating cycle.

The operating cycle for the Group activities is 12 months. Therefore, current assets and liabilities include assets and liabilities which are realized or settled within the 12-month period from the end of the fiscal year.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities are presented separately from each other and from other assets and liabilities, as current and non-current, respectively.

•	Fiscal year-end

The Company’s fiscal year begins on January 1 and ends on December 31, each year.

•	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.

Significant judgments made by Management in applying the Group’s accounting policies and the main estimations and critical judgments are disclosed in Note 1.c)

•	Consolidation policies

a)	General criteria

For purpose of presenting the consolidated financial statements, the full consolidation method was used with respect to those subsidiaries in which the Company holds, either directly or indirectly, control, understood as the ability to establish/manage the financial and operating policies of a company to obtain benefits from its activities. This capacity is, in general but not exclusively, obtained by the ownership, directly or indirectly of more than 50% of the voting shares of a company.

Interest in joint operations and other agreements which gives the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of joint operations are presented in the consolidated financial position and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Note 16 details the fully consolidated controlled companies. Note 17 details the main joint operations, on a pro rata consolidation basis.

In the consolidation process, balances, transactions and profits between consolidated companies and joint operations have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies in which YPF holds control, taking into consideration, where necessary, significant subsequent events and transactions, information available to the Company’s management and transactions between YPF and such controlled companies, which could have produced changes to their shareholders’ equity. The date of the financial statements of such controlled companies used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by controlled companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of controlled companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1.

The Company, directly and indirectly, holds approximately 100% of capital of the consolidated companies, with the exception of the indirect holdings in Metrogas S.A. (“Metrogas”) and YPF Tecnología S.A. In accordance with the previously mentioned, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

b)	Business combinations

As detailed in Note 2, on February 12, 2014, YPF and its subsidiary YPF Europe B.V. accepted the offer made by Apache Overseas Inc. and Apache International S.à.r.l. for the acquisition of 100% of its interest in companies controlling Apache Group’s assets in Argentina completing the precedent conditions set forth in that agreement on March 13, 2014 (take over control date). Additionally, during the second quarter of 2013 the Company obtained control over Gas Argentino S.A. (“GASA”), parent company of Metrogas, and as from August, 2013, over YPF Energía Eléctrica S.A. (“YPF Energía Eléctrica”), a company resulting from the spin-off of Pluspetrol Energy S.A.

The Company has consolidated the results of operations of Apache Group (hereinafter YSUR), GASA, and consequently of its subsidiaries, and of YPF Energía Eléctrica as from the moment in which it obtained control over such companies. The accounting effects of the above mentioned transactions, which include the purchase price allocation to the assets and liabilities acquired, are disclosed in Note 2.

1.b) Significant Accounting Policies

1.b.1) Functional and Reporting Currency and tax effect on Other Comprehensive Income

Functional Currency

YPF based on parameters set out in IAS 21 “The effects of change in foreign exchange rates”, has defined the U.S. dollar as its functional currency. Consequently, non-monetary cost-based measured assets and liabilities, as well as income or expenses, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.

Transactions in currencies other than the functional currency of the Company are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each year or at the time of cancellation the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange prevailing at such date and the exchange differences arising from such measurement are recognized as “Financial results, net” in the consolidated statement of comprehensive income for the year in which they arise.

Assets, liabilities and results of controlled companies and investments in other companies are shown in their respective functional currencies. The effects of the conversion into U.S. dollars of the financial information of those companies whose functional currency is other than U.S. dollar are recorded as “Other comprehensive income” in the Consolidated Statement of Comprehensive Income.

Presentation currency:

According to CNV Resolution No. 562, the Company must present its financial statements in pesos. Therefore, the financial statements prepared in the Company’s functional currency are converted into the presentation currency, as per the following procedures:

•	Assets and liabilities of each of the balance sheets presented are converted using the exchange rate at the balance sheet closing date;

•	Entries in the Consolidated Statement of Comprehensive Income are converted using the exchange rate at the time the transactions were generated (or, for practical reasons, and provided the exchange rate has not changed significantly, using each month’s average exchange rate);

•	All translation differences resulting from the foregoing are recognized under “Other Comprehensive Income”.

Tax effect on Other comprehensive Income:

Results included in Other Comprehensive Income in connection with conversion differences generated by investments in companies whose functional currency is other than US dollar as well as conversion differences arising from the conversion of YPF´s financial statements into its presentation currency (pesos), have no effect on the income tax or in the deferred tax since at the time they were generated, the relevant transactions did not make any impact in the accounting or tax profits.

1.b.2) Financial Assets

a)	Classification

In accordance with IFRS 9 “Financial instruments”, the Group classifies its financial assets into two categories: assets measured at fair value and assets measured at amortized cost. This classification depends on whether the financial asset is a debt instrument or an equity instrument.

i.	Debt instruments

•	Financial assets at amortized cost

A debt instrument is classified as an asset measured at amortized cost if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only require specific dates for payment of capital and interest.

As of the closing date of these financial statements, the Group’s financial assets at amortized cost include certain elements of cash and cash equivalent, trade receivables and other receivables.

•	Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified as an asset measured “at fair value through profit or loss”.

Changes in fair values and gains from disposals of financial assets at fair value through profit or loss (except for the derivative instruments referred to in Note 1.b.17) are recorded within “Financial Results, net”, in the Consolidated Statement of Comprehensive Income.

As of the closing date of these financial statements, the Group’s financial assets at fair value through profit or loss include derivative financial instruments and mutual funds.

ii.	Equity instruments

As of the closing date of these financial statements, the Group does not hold any equity instrument.

b)	Recognition and measurement

Purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the investments and the risks and rewards of ownership have expired or have been transferred.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset which is not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial assets. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the income statement.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In the other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable and observable market transactions for the same type of instrument or if it is based in a technical valuation that only inputs observable market information. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in the factors (including time) that market participants would consider upon setting the price.

Gains/losses on debt instruments measured at amortized cost and not included for hedging purposes are charged to income when the financial assets are derecognized or an impairment loss is recognized and during the amortization process using the effective interest rate method.

The Group reclassifies all affected debt instruments only when its business model for managing those assets changes.

c)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets and such impairment may be reliably measured.

Evidence of impairment may include indications that debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankrupt or other financial reorganization, and when observable information indicates that there is a measurable decrease in the estimated future cash flows.

The impairment amount is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate . The carrying amount of the asset is reduced and the amount or the loss is recognized in the statement of comprehensive income. For practical purposes, the Group may measure impairment on the basis of an instrument’s fair value, using an observable market price. If, in a subsequent period, the amount the impairment loss decreases and the decrease can be related objectively to and event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the statements of income.

d)	Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

1.b.3) Inventories

Inventories are valued at the lower of their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs which have been incurred when bringing the inventory to its present location and condition.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargen method) due to the difficulty for distributing the production costs to each product.

The Group assesses the net realizable value of the inventories at the end of each year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

Raw materials, packaging and others are valued at their acquisition cost.

1.b.4) Intangible assets

The Group initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets (see Note 6.a). At the end of each year, such assets are measured at cost, considering the criteria adopted by the Group in the transition to IFRS, less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Group are as follows:

I.	Service concessions arrangements: includes transportation and storage concessions (see Note 6.a). These assets are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

II.	Exploration rights: the Group recognizes exploration rights as intangible assets, which are valued at their cost, considering the criteria adopted by the Group in the transition to IFRS, net of the related impairment, if applicable. Investments related to unproved properties are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory wells drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

III.	Other intangible assets: mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of the related depreciation and impairment, if applicable. These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. The Group reviews annually the mentioned estimated useful life.

Service concessions: the Argentine Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products;

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

In addition, a transportation concession holder is under an obligation to transport hydrocarbons to third parties, without discrimination, for a tariff. This obligation, however, is applicable to oil or gas producers only to the extent the concession holder has available additional capacity, and is expressly subject to the transportation requirements of the concession holder. Transportation tariffs are subject to approval by the Federal Energy Secretariat for oil and petroleum derivatives pipelines, and by ENARGAS, for gas pipelines. Upon expiration of a transportation concession, oil pipelines and related facilities revert to the Argentine Government, without any payment to the concession holder.

In connection with the foregoing, the Privatization Law granted the Company 35-year transportation concessions for the transportation facilities operated by Yacimientos Petroquímicos Fiscales as of such date. The main pipelines related to said transportation concessions are the following:

•	La Plata / Dock Sud

•	Puerto Rosales / La Plata

•	Monte Cristo / San Lorenzo

•	Puesto Hernández / Luján de Cuyo

•	Luján de Cuyo / Villa Mercedes

Thus, assets meeting certain requirements set forth by the IFRIC 12, which at Management’s judgment are met in the facilities mentioned in the preceding paragraphs, are recognized as intangible assets.

The Group has no intangible assets with indefinite useful lives as of December 31, 2015, 2014 and 2013.

1.b.5) Investments in companies

Investments in affiliated companies and Joint Ventures are valued using the equity method. Affiliated companies are considered those in which the Company has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed when the Company has an interest of 20% or more in a company.

Under the provisions of IFRS 11, “Joint Arrangements”, and IAS 28 (2011), “Investments in Associates and Joint Ventures”, investments in which two or more parties have joint control (defined as a “Joint Arrangement”) shall be classified as either a Joint Operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the Joint Arrangement) or a Joint Venture (when the parties that have joint control have rights to the net assets of the Joint Arrangement). Considering such classification, Joint Operations shall be proportionally consolidated and Joint Ventures shall be accounted for under the equity method.

The equity method consists in the incorporation in the balance sheet line “Investments in companies”, of the value of net assets and goodwill, if any, of the participation in the affiliated company or Joint Venture. The net income or expense for each year corresponding to the interest in these companies is reflected in the statement of comprehensive income in the “Income on investments in companies” line.

Investments in companies have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies and Joint Operations used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by affiliated companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of affiliated companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1).

Investments in companies in which the Company has no joint control or significant influence, have been valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Accounts payable” account.

The carrying value of the investments in companies does not exceed their estimated recoverable value.

In Note 16 are detailed the investments in companies.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

1.b.6) Fixed assets

i.	General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Group in the transition to IFRS.

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are derecognized.

Repair, conservation and ordinary maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired.

The carrying value of the fixed assets based on each cash generating unit, as defined in Note 1.b.8, does not exceed their estimated recoverable value.

ii.	Depreciation:

Fixed assets, other than those related to oil and gas exploration and production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure of natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Electric power generation facilities	15-20
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Group reviews annually the estimated useful life of each class of assets.

iii.	Oil and gas exploration and production activities:

The Group recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets (see Notes 1.b.4 and 6.a).

Exploration costs, excluding the costs associated to exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the Group is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells through several years in order to completely evaluate a project. As a consequence some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 6.b).

Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

a)	The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved and developed oil and gas reserves.

b)	The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Revisions in oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

iv.	Costs related to hydrocarbon wells abandonment obligations:

Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities are used for estimating the plugging activities costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations. Future changes in the costs above mentioned, as well as changes in regulations related to abandonment obligations, which are not possible to be predicted at the date of issuance of these financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations.

v.	Environmental tangible assets:

The Group capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and do not raise the assets carrying value above their estimated recoverable value.

The environmental related assets and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding assets which are classified according to their accounting nature.

1.b.7) Provisions

The Group makes a distinction between:

a)	Provisions: represent legal or assumed obligations, arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as those obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of a future events that are out of the control of the Company (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties (see Note 10); and

b)	Contingent liabilities: represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets” (see Note 11).

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Group, and considering the estimated production of each field (and therefore its abandonment) and provisions for pension plans, in relation to other noncurrent provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indicators that the carrying value of an asset may not be recoverable.

In order to assess impairment, assets are grouped into Cash-Generating Units (“CGU”), whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, the Group´s assets were grouped into eleven CGU.

Exploration and Production Segment

The assets included in this segment have been grouped into seven CGU. One that gathers the assets of YPF fields, which basically have crude oil reserves; five CGU that group the assets of YPF and YSUR fields which basically have natural gas reserves, according to Argentina’s basins, and another one that gathers the assets in the United States fields.

•	CGU Oil – YPF;

•	CGU Oil – YPF Holdings

•	CGU Gas – Neuquina Basin– YPF;

•	CGU Gas – Noroeste Basin – YPF;

•	CGU Gas – Austral Basin – YPF;

•	CGU Gas – Neuquina Basin – YSUR;

•	CGU Gas – Austral Basin – YSUR.

Downstream Segment

The assets included in this segment have been grouped in three CGU. The YPF Downstream CGU which mainly includes the assets assigned to the crude oil refining activity (or that complement such activity), the petrochemical industry and marketing of such products. The Metrogas CGU, which includes assets related to the distribution of natural gas and YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

Corporate Segment

A-Evangelista CGU mainly included of the assets used for the construction activity related to the Company’s business.

This aggregation is the best reflection of how the Group currently makes its management decisions for the generation of separate cash flows of the assets.

The recoverable amount is the higher of, the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Other operating results, net” in the Consolidated Statement of Comprehensive Income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

1.b.9) Methodology used in the estimation of recoverable amounts

Group’s General Criteria: The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost employed.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGU are the purchase and sale prices of hydrocarbons (including gas distribution applicable fees), outstanding regulations, estimation of cost increase, employee costs and investments.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concessions permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

Downstream cash flows are estimated on the basis of the projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections evaluation horizon is 10 years, considering an annual rent for the last period, based on the long useful life of this GCU assets.

The reference prices considered are based on a combination of market prices available in those markets where the Group operates, also taking into consideration specific circumstances that could affect different products the Group commercializes and management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflects the weighted average capital cost employed for each CGU.

1.b.10) Employee benefit plans and share-based payments

i.	Retirement plan:

Effective March 1, 1995, the Group have established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 3% and 10% of his monthly compensation and the Group will pay an amount equal to that contributed by each member.

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

ii.	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and are paid in cash.

iii.	Share-based benefit plan:

From the year 2013, YPF has decided to implement a share-based benefit plan. This plan organized in annual programs, covers certain executive and management positions and key or with critical technical knowledge personnel. The above mentioned plan is aimed at aligning the performance of these personnel with the objectives of the strategic plan of the Company.

This plan consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to three years from the grant date, hereinafter “service period”), being this the only condition necessary to access the agreed final retribution. During the year 2013, the implementation of these plans has included the conversion of certain long term compensation plans existing to date of implementation.

Consequently, during the month of June 2013, the Company has converted these existing plans to new share-based schemes, reversing a liability of 38 corresponding to existing plans as of December 31, 2012.

Consistent with share-based benefit plans approved in 2013, the Board of Directors at its meeting held on June 11, 2014, approved the creation of a new share-based benefit plan 2014-2016, which will be valid for three years from July 1, 2014 (grant date), with similar characteristics to those of the 2013-2015 plan.

Likewise, the Board of Directors at its meeting held on June 8, 2015, approved the creation of a new share-based benefit plan 2015-2017, which will be valid for three years from July 1, 2015 (grant date), with similar characteristics to the existing plans.

For accounting purposes, YPF recognizes the effects of the plans in accordance with the guidelines of IFRS 2, “Share-based Payment”. In this order, the total cost of the plans granted is measured at the grant date, using the fair value or market price of the Company’s share in the United States market. The above mentioned cost is accrued in the Company’s net income for the year, over the vesting period, with the corresponding increase in Shareholders’ equity in the “Share-based Benefit Plans” account.

iv.	Pension plans and other Post- Retirement and Post- employment for YPF Holdings Inc.:

YPF Holdings Inc., which has operations in the United States of America, has certain defined benefit plans and post-retirement and post-employment benefits.

The funding policy related to the defined benefit plan, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other post-employment benefits for eligible individuals in the event employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years-of-service requirements. YPF Holdings Inc. accounts for benefits provided when payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the post-retirement and post-employment benefits, and consequently, payments related to them are funded as claims are received.

The plans mentioned above are valued at their net present value, are accrued based on the years of active service of the participating employees and are disclosed as noncurrent liabilities in the “Salaries and social security” account. The actuarial gains and losses arising from the remeasurement of the defined benefit liability of pension plans are recognized in Other Comprehensive Income as a component of shareholders’ equity, and are transfer directly to the retained earnings. YPF Holdings Inc. updates its actuarial assumptions at the end of each fiscal year.

Additional disclosures related to the mentioned plans, are included in Note 13.

Additionally, Management believes that the deferred tax asset generated by the cumulative actuarial losses related to the pension plans of YPF Holdings Inc., will not be recoverable based on estimated taxable income generated in the jurisdiction in which they are produced.

1.b.11) Revenue recognition

General criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer following the conditions described below:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Group does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue recognition related to Government incentive programs

Incentives to the Additional Injection of natural gas and to the production of crude oil (see Note 11.c) granted by the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment by Resolutions No. 1/2013 and No. 14/2015, respectively, fall within the scope of the IAS 20 “Accounting for Government grants and disclosure of government assistance”, as they constitute economic compensations for the companies committed to increasing their respective production. Incentives have been included in “Revenues” in the Consolidated Statement of Comprehensive Income.

Likewise, these regulations also apply to the temporary economic assistance by Metrogas (see Note 11.c), as approved by Resolution No. 263/2015 of the Federal Energy Secretariat as its purpose is to fund the expenses and investments related to the normal operation of the natural gas distribution service through networks, while preserving the chain of payment to natural gas producers until the Tariff Review is concluded. The incentives have been included in the item “Other operating results, net” in the Consolidated Statement of Comprehensive Income.

In addition, Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bond, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company A-Evangelista S.A. The Group recognizes such incentive when the formal requirements established by Decrees No. 379/01, 1551/01, its amendments and regulations are satisfied, to the extent that there is reasonable certainty that the grants will be received. The bond received may be computed as a tax credit for the payment of national taxes (i.e., Income Tax, Tax on Minimum Presumed Income, Value Added Tax and Domestic Taxes) and may also be transferred to third parties. The incentives have been included in the item “Other operating results, net” in the Consolidated Statement of Comprehensive Income.

Recognition of this income is made at its fair value when there is a reasonable certainty that incentives will be received and that regulatory requirements related therewith have been fulfilled.

Recognition of revenues and costs associated with construction contracts method

Revenues and costs related to construction activities performed by A-Evangelista S.A. are accounted for in the consolidated statement of comprehensive income for the year using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress.

The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the year when they become evident.

The table below details information related to the construction contracts as of December 31, 2015, 2014 and 2013:

		Contracts in progress
	Revenues of the year	Costs incurred plus accumulated recognized profits	Advances received	Retentions
2015	455	577	—	—

2014	419	418	—	—

2013	312	2,359	368	—

1.b.12) Leases

Operating leases

A lease is classified as an operating lease when the lessor does not transfer substantially to the lessee the entire risks and rewards incidental to ownership of the asset.

Costs related to operating leases are recognized on a straight-line basis in “Rental of real estate and equipment” and “Operation services and other service contracts” of the Consolidated Statement of Comprehensive Income for the year in which they arise.

Financial Leases

The Group has no financial leases as they are defined by IFRS.

1.b.13) Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the year net of repurchased shares as mentioned in Note 8.

Diluted earnings per share is calculated by dividing the net income for the fiscal year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as if they had been converted.

In computing diluted earnings per share, income available to ordinary shareholders, used in the basic earnings per share calculation, is adjusted by those results that would result of the potential conversion into ordinary stock. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. Diluted earnings per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted earnings per share excludes potential ordinary shares if their effect is anti-dilutive.

As of the date of the issuance of these financial statements, there are no YPF´s instruments outstanding that imply the existence of potential ordinary shares (also taking into account the Company’s intent to cancel the Share-based benefit plans through their repurchase in the market). Thus the basic earnings per share matches the diluted earnings per share. See Note 9.

1.b.14) Financial liabilities

Financial liabilities are initially recognized at their fair value less the transaction costs incurred. Since the Group does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

The Group derecognizes financial liabilities when the related obligations are settled or expire.

At the closing of these consolidated financial statements, the Group’s financial liabilities at amortized cost include account payables and loans.

In order to account for the exchange of debt obligations arising from the voluntary reorganization petition of Metrogas and GASA for new negotiable obligations executed on January 11, 2013 and March 15, 2013, respectively, the Group has followed the guidelines provided by IFRS 9, “Financial Instruments”.

IFRS 9 states that an exchange of debt instruments between a borrower and a lender shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability when the instruments have substantially different terms. The difference between the carrying amount of the financial liability extinguished and the consideration paid, which includes any non-cash assets transferred or liabilities assumed, is recognized in net incomef for the period or fiscal year. The Group considers that the terms of the outstanding debt obligations, arising from the voluntary reorganization petition, subject to the exchange are substantially different from the new negotiable obligations. Additionally, the Group has evaluated and positively concluded over the estimated funds that such companies will have to comply with the terms of the debt and that allows the recognition of the debt relief. Consequently, Metrogas and GASA have recorded the debt instruments’ exchange following the guidelines mentioned above. Also, according to IFRS 9 the new negotiable obligations were recognized initially at fair value, net of transaction costs incurred and subsequently measured at amortized cost. In the initial recognition, the fair value of such debt has been estimated using the discounted cash flow method, in the absence of quoted prices in active markets representative for the amount issued.

1.b.15) Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Group recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

Additionally, the Group calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

Additionally, on September 20, 2013, Law No. 26,893 was enacted, establishing changes to the Income Tax Law, and determining, among other things, an obligation respecting such tax as a single and final payment of 10% on dividends paid in cash or in kind (except in shares) to foreign beneficiaries and individuals residing in Argentina, in addition to the 35% retention mentioned above. The dispositions of this Law came in force on September 23, 2013, date of its publication in the Official Gazette.

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Group is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method the Group considers appropriate.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Company has agreed to pay an extraordinary production royalty and in some cases a royalty of 10% is payable over the production of unconventional hydrocarbons (see Note 11).

Royalty expense and the extraordinary production royalties are accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform (“Public emergency law”), issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego province”, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. In addition, the Resolution No. 1/2013, published on January 3, 2013 and the Resolution No. 803/2014 published on October 21, 2014 from the Ministry of Economy and Public Finance modified the reference and floor prices.

Resolution No. 1,077/2014 dated on December 29, 2014 repealed Resolution No. 394/2007 and amended and established a new withholding system based on the International Price of crude oil (“IP”), calculated on the basis of the “Brent value” applicable to the export month minus eight dollars per barrel (US$ 8.0 per barrel). The new regime establishes a general nominal rate of 1% while IP is below US$ 71 per barrel. Additionally, the Resolution establishes an increasing variable rate for export of crude oil while IP is above US$ 71 per barrel; therefore, the producer will collect a maximal value of about US$ 70 per exported barrel, depending on the quality of crude oil sold. Likewise, the Resolution establishes a variable increasing withholding rates for exports of diesel, gasoline, lubricants and other petroleum derivatives when IP exceeds US$ 71 per barrel by using formulas allowing the producer to collect a portion of such higher price.

Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007.

1.b.16) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions taken by the Shareholders’ meetings, and legal standards or regulations.

Subscribed capital stock and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following paragraph “Treasury shares and adjustment to treasury shares”. The subscribed capital account has remained at its historical value and the adjustment required previous Argentine GAAP to state this account in constant Argentine pesos is disclosed in the “Adjustments to contributions” account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. Also, this item may be used to compensate accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and the corresponding adjustment in constant peso (Adjustment to Contributions) of shares issued and repurchased by YPF in market transactions, as is required by the CNVs regulations in force.

Share-based benefit plans

Corresponds to the balance related to the share-based benefit plans as mentioned in Note 1.b.10.iii).

Acquisition cost of repurchased shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares (see Note 8).

Considering the CNV regulations RG 562, the distribution of retained earnings is restricted by the balance of this account.

Share trading premium

Corresponds to the difference between accrued amount in relation to the shared-based benefit plan and acquisition cost of the shares settled during the year in relation with the mentioned plan.

Considering the debit balance of the premium, distribution of retained earnings is restricted by the balance of this premium.

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Legal reserve

In accordance with the provisions of Law No. 19,550, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2015, the legal reserve has been fully integrated amounting 2,007.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Reserve for investments and reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 1.b.10.iii).

Initial IFRS adjustment reserve

Corresponds to the initial adjustment in the transition to IFRS application, which was approved by the Shareholders’ meeting of April 30, 2013, in accordance with the General Resolution No. 609 of the CNV.

Such reserve cannot be used in distributions in cash or in kind to the shareholders or owners of YPF and may only be reversed for capitalization or absorption of an eventual negative balance on the “Retained earnings” account according the aforementioned Resolution.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the year or to retained earnings, as defined by IFRS.

Retained earnings

Includes accumulated gains or losses without a specific appropriation that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the net income of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of new accounting standards.

Additionally, pursuant to the regulations on the CNV, when the net balance of other comprehensive income account is positive, it shall not be distributed, capitalized nor used to compensate accumulated losses, and when the net balance of these results at the end of a year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

Non-controlling interest

Corresponds to the interest in the net assets acquired and net income of Metrogas (30%) and YPF Tecnología S.A. (49%), representing the rights on shares that are not owned by YPF.

1.b.17) Derivative financial instruments and hedge transactions

Derivative financial instruments are recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedge instrument, and, if so, the nature of the item being hedged.

The Group manages exposures to several risks using different financial instruments. The Group does not use derivative financial instruments for speculative purposes. As of this date, the Group has used US dollar future exchange rate agreements.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility. Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. As of this date, the Group has not applied hedge accounting to its derivative financial instruments. Gains or losses from these derivative financial instruments are classified as “Financial results, net”, in the statement of comprehensive income.

Fair values of derivative financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivative financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each fiscal year. As of December 31, 2015, the Group only holds derivative instruments traded on active markets

1.b.18) Trade receivables and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

A provision for bad debt is created where there is objective evidence that the Group may not be able to collect all receivables within the original payment terms. Indicators of bad debts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankrupt, or any event of default or past due account.

In the case of larger non-homogenous receivables, the impairment provision is calculated on an individual basis. When assessed individually, the Group records a provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable and its carrying amount, taking into account existing collateral, if any. This provision takes into consideration the financial condition of the debtor, the resources, payment track-record and, if applicable, the value of collateral.

The Group does not hold significant homogeneous credits.

The carrying amount of the assets is reduced through the use of the provision account, and the amount of the loss is recognized in the statement of comprehensive income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statement of comprehensive income.

1.b.19) Cash and cash equivalents

In the consolidated statement of cash flow, cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquidity investments with original maturities of three months or less. They do not include bank overdrafts.

1.b.20) Dividends distribution

Dividends payable by the Group are recognized as liabilities in the period in which they are approved.

1.b.21) Business combinations

Business combinations are accounted for by applying the acquisition method when YPF takes effective control over the acquired company.

The Group recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and, goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at their acquisition date and the amount of any non-controlling interest in the acquired entity. The Group will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

If the business combination is achieved in stages, the Group shall remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a gain or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by the Group. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

1.b.22) Total or partial disposal of foreign operation whose functional currency is other than the U.S. Dollar

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all of the translation differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated translation differences are re-attributed to non-controlling interest and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income.

1.b.23) Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the top authority decision-maker, who is the person responsible for allocating resources and assessing the performance of the operating segments. Operating segments are described in Note 4.

1.b.24) New standards issued

As required by IAS 8, “Accounting policies, changes in accounting estimates and errors”, we show below a brief summary of the rules or interpretations issued by the IASB, whose application is mandatory as of the closing date of these consolidated financial statements, as well as of those whose application has not been mandatory as of the closing date of these consolidated financial statement and, therefore, have not been adopted by the Group.

The standards, interpretations and related amendments published by the IASB whose application is mandatory as of the closing date of these consolidated financial statements and, therefore, have been applied by the Group, are the following:

IAS 19 – Employee Benefits

In November 2013, IASB issued an amendment to IAS 19, to simplify the accounting on employees’ contribution or third party to the defined benefit plans, allowing recognition of the aforementioned contribution as a reduction in the service cost in the period in which the related service was rendered rather than recognizing it at the service period.

It is applicable for fiscal years beginning on or after July 1, 2014.

Annual improvements of IFRS — 2010-2012 Cycle

The 2010-2012 annual improvements are applicable to fiscal years beginning on or after July 1, 2014. There follows a summary of the main standards amended and the purposes thereof.

Standard	Purpose of the amendment
IFRS 2 Share-based payment	Definition of the vesting conditions.

IFRS 3 Business Combinations	Accounting for the contingent consideration under a business combination

IFRS 8 Operating Segments	(i) Statement of criteria applied to decided whether or not to include operating segments, (ii) when is reconciliation of all assets of the reportable segments to the assets of an entity

IFRS 13 Fair value measurement	Short-term receivables and payables

IAS 16 Property, Plant and Equipment and IAS 38 Intangible assets	Method of revaluation, pro rata restructuring of acumulated depreciation (amortization)

IAS 24 Relates Parties Disclosures	Key management staff

Annual improvements of IFRS. 2011-2013 Cycle

The 2011-2013 annual improvements are applicable to fiscal years beginning on or after July 1, 2014. There follows a summary of the main standards amended and the purposes thereof.

Standard	Purpose of the amendment
IFRS 3 Business combinations	Exemptions to the scope of joint ventures

IFRS13 Fair value measurement	Scope of paragraph 52 (portfolio exception)

IAS 40 Investment Property	Clarification of the interpretation between IFRS 3 and IAS 40 in classifying of property as investment property or property occupied by owner

Standards or interpretations issued by the IASB whose application is not mandatory at the closing date of these consolidated financial statements and have not been adopted by the Company.

IFRS 9 – Financial Instruments

In July 2014, IASB introduced an amendment to supersede IAS 39. The standard includes the requirements for classification and measurement, impairment and hedge accounting of financial instruments. It is effective for fiscal years beginning on or after January 1, 2018 with early application permitted.

IFRS 11 – Join Arrangements

In May 2014, IASB amended IFRS 11 in order to establish that acquisitions of participations in joint operations whose activities constitute a business as defined by IFRS 3, apply the accounting principles set out in this standard. It is effective for fiscal years beginning on or after January 1, 2016, with the early application permitted.

Amendments to IFRS 11 provide guidelines as to how to account for the acquisition of an interest in a joint venture in which activities constitute a business as per the definition of IFRS 3, “Business Combinations”.

Also, a joint operator is required to disclose the significant information requested by the IFRS 3 and other standards applicable to business combinations.

Entities must apply amendments prospectively to the acquisitions of interests in joint ventures occurring from the beginning of fiscal years commencing on January 1, 2016.

The Company’s directors do not anticipate that the application of these amendments to IFRS 11 will have a significant effect on the financial statements of the Company, as the Company does not deal in these types of transactions.

IFRS 14 – Regulatory deferral accounts

In January 2014, the IASB approved IFRS 14 which is applicable to all fiscal years beginning on or after January 1, 2016, and which is authorized to be applied in advance. The scope of this Standard is limited to entities which have adopted the IFRS for the first time and which have recognized the balances of the regulated activities deferral accounts in their financial statements according to their previous accounting standards. The first accounting statements presented by the Group under the IFRS were as of December 31, 2012 and the standard was issued in January 2014. Therefore, the Group has not applied this standard to its financial statements.

IFRS 15 - Revenues from contracts with customers

IFRS 15 is effective for periods reported as beginning on January 1, 2018 or later, though its early application is permitted. Entities may decide whether to apply the model retrospectively or use an amended transition approach, to which the standard will be applied retrospectively only in the event of contracts which have not been completed by the initial application date (e.g. January 1, 2018 for a company whose fiscal year ends on December 31)

IFRS 15 sets forth a comprehensive and detailed model for the entities to use it in the accounting of revenues from contracts with customers. It shall substitute for the following revenues Standards and Interpretations as of its effective date:

•	IAS 18 Revenue;

•	IAS 11 Construction contracts;

•	IFRIC 13 Customer loyalty programmes;

•	IFRIC 15 Agreements for the construction of real estate;

•	IFRIC 18 Transfer of assets from customers; and

•	SIC 31: Barter transactions involving advertising services.

IAS 16 and 38 – Depreciation and amortization methods

Amendments to IAS 16, “Property, plant and equipment” prohibits entities from applying a depreciation method based in the income from property, plant and equipment items. On the other hand, amendments to IAS 38, “Intangible assets” include legal presumptions ascertaining that revenues are not appropriate principles for the amortization of intangible assets.

Amendments apply prospectively to annual fiscal years beginning on or after January 1, 2016, and its advanced application is permitted.

IAS 16 and 41 – Agriculture – Production Plants

Amendments to IAS 16 and IAS 41, “Agriculture” define the concept of “production plant”. In addition they require biological assets to meet this definition in order to be accounted for as property, plant and equipment under IAS 16 rather than IAS 41. As to the amendments, production plants may be measured using the cost model or the revaluation model set forth in IAS 16.

Amendments are retroactively applied for fiscal years beginning on or after January 1, 2016 and advanced application is permitted. As a temporary provision, entities need not disclose the quantitative information required by paragraph 28 (f) of IAS 8 for the current period. However, quantitative information is required for the previous fiscal year filed.

IAS 27 – Separate Financial Statements

Amendments focus on separate financial statements and allow the use of the equity method in such financial statements.

Amendments are retroactively applied for fiscal years beginning on or after January 1, 2016 and advanced application is permitted

IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

In September 2014, the IASB amended IFRS 10 and the IAS 28 to clarify that in transactions involving a controlled company, the extension of the profit or loss to be recognized in the financial statements depends on whether the controlled company sold or contributed constitutes a business according to the IFRS 3.

On August 10, 2015, the IASB issued a proposal to postpone the effective date of these amendments indefinitely depending on the result of its research project on the accounting through the equity method, which was approved on December 17, 2015.

IAS 1 – Presentation of the financial statements – Disclosures initiative

Amendments to IAS 1 are effective for fiscal years beginning on or after January 1, 2016 and advanced application is permitted. The application of the amendments need not be disclosed.

The amendments were a response to the comments that there were difficulties in the application of the materiality concept in practice at the time of drafting some of the requirements of IAS 1 has been interpreted to avoid the use of judgment. Some highlights of the amendments are as follow:

•	The entity should not reduce the understandability of its financial statements by concealing substantial information with irrelevant information or by adding material elements with different nature or function.

•	The entity does not need to disclose specific information required by the IAS if the resulting information is not material.

•	In the section “Other comprehensive income” of a Statement of Comprehensive Income and other comprehensive income, amendments require separate disclosures for the following elements:

•	the proportion of other comprehensive income of associates and joint ventures which is recognized by the equity method and which will not be subsequently reclassified to results, and

•	the proportion of other comprehensive income of associates and joint ventures which is recognized by the equity method and which will be subsequently reclassified to results.

In addition, amendments to IAS 1 are related to the following matters:

•	Materiality

•	Disaggregation and subtotals

•	Notes

•	Disclosure of accounting policies

•	Other comprehensive income resulting from investments recognized by the equity method

IFRS 10, IFRS 12 and IAS 28 – Exemption from consolidation for investment entities.

In December 2014, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 28 which are applicable to fiscal years beginning on or after January 1, 2016, and may be applied in advance.

Amendments clarify, among other things that the exemption from preparation of consolidated financial statements is available for a controlling entity which is controlled by an investment entity, even if the investment entity measures all its controlled companies at fair value under IFRS 10. The amendments resulting from IAS 28 to clarify the exemption from applying the equity method is applicable to an investor in an associate or joint venture if such investor is controlled by an investment entity which measures all its investments at fair value.

Amendments further clarify that the requirement that an investment entity consolidate a controlled company that provides services related to the foregoing investment activities is only applicable to controlled companies which are not investment entities.

On the other hand, amendments clarify that by applying the equity method to an associate or joint venture which is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its affiliates.

Finally, it is also made clear that an investment entity that measures all its controlled companies at fair value must make the disclosures required by IFRS 12 “Disclosure of interest in other entities”.

Annual improvements to the IFRS- 2012-2014 Cycle

In September 2014, the IASB issued 2012-2014 annual improvements which are applicable to fiscal years beginning on or after January 1, 2016, and may be applied in advance.

There follows a summary of the main standards amended and their respective purposes:

Standard	Purpose of amendment
IFRS 5 Non-current assets held for sale and discontinued operations.	Changes in assets disposal methods

IFRS 7 Financial instruments disclosures (with amendments results from IFRS 1 amendments)	(i) Service Agreements (ii) Applicability of IFRS 7 amendments to compensation disclosures in condensed interim financial statements.

IAS 19 Employee Benefits	Discount rate: regional market issues

IAS 34 Interim financial reporting	Disclosure of information included “elsewhere in the interim financial statement’

Currently the Group is analyzing the impact of the enforcement of standard amended and new standards.

1.c) Accounting Estimates and Judgments

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (1) crude oil and natural gas reserves; (2) provisions for litigation and other contingencies; (3) provisions for environmental liabilities and hydrocarbon wells abandonment obligations (see Note 1.b.6 paragraph iv); (4) the calculation of income tax and deferred income tax; and (5) provision for impairment of fixed assets and intangible asset (see Note 1.b.9).

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.b.8 and 1.b.9 and last paragraph of this note)

The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by the U.S. Securities and Exchange Commission (“SEC”).

Provisions for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by the Management may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies can have, as a consequence, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Management.

Provisions for environmental costs

Given the nature of its operations, the Group is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. YPF management believes that the Group’s operations are in substantial compliance with laws and regulations of Argentina and the countries where the Group operates, relating to the protection of the environment as such laws have historically been interpreted and enforced.

The Group periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and remedy of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental liabilities existing prior to December 31, 1990. The Group cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligation, the Group has accrued the environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Group’s future results of operations.

Additionally, certain environmental contingencies in the United States of America were assumed by Tierra Solutions Inc. and Maxus Energy Corporation, indirect controlled companies through YPF Holdings Inc. The detail of these contingencies is disclosed in Note 10.

Income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Group’s tax balances.

Provision for impairment of fixed assets and intangible assets

As indicated in Note 1.b.8 and 1.b.9, as a general criterion, the method used to estimate the recoverable amount of fixed assets and intangible assets mainly consists in the calculation of the value in use, based on the future estimate cash flows resulting from the exploitation of the relevant assets, discounted at a rate that reflects the weighted average capital employed.

For fiscal year 2015, the discount rate was 10.33% after taxes (the discount rate applied for fiscal year 2014 was 10.86% after taxes).

Calculations of crude oil price estimates for fiscal year 2015 for the CGU Oil – YPF of the Exploration and Production Segment have taken into account the disengagement of internal market prices from international prices with respect to this product in the latest years, based on the negotiations between country’s Producers and Refineries and Argentine Government policies intended to preserve the sector activity levels and ensure the crude oil supply for the country. Therefore, the following local market price presumptions have been considered for the different varieties of crude oil: i) for 2016 and 2017 the Company has considered local market prices according to the negotiations between Producers and Refineries based on prices currently effective since January 2016, resulting in an estimate of US$/Bbl 67.5 for Medanito crude oil, US$/Bbl 54.9 for Escalante crude oil and US$/Bbl 55.9 for Cañadón Seco crude oil; ii) for 2018, 2019 and 2020, it has been considered the estimates for the local prices based on the estimation of the international price (adjusted by the quality of each type of crude oil, freight and the relative shortage situation in the local market) set on the basis of estimate Brent crude oil values according to analysts’ consensus estimates available as of December 31, 2015 (at US$/Bbl 68.7 for 2018, US$/Bbl 68.3 for 2019 and US$/Bbl 69.3 for 2020); and iii) thereafter, a projected price curve is considered on the basis of an adjustment by U.S.A. forecasted inflation.

Based on the above mentioned methodology and presumptions, the Group has recorded a charge for impairment of fixed assets with respect to the CGU Oil – YPF of the Exploration and Production segment of 2,361 as of December 31, 2015, mainly due to a decrease in the short-term price of oil in the local market and a reduction in the expectations of medium and long term international prices. The recoverable amount of the CGU Oil – YPF, after taxes, amounts to 76,829.

In addition, the Group has recorded a charge for impairment of fixed assets for the CGU Oil - YPF Holdings which groups the assets of crude oil production fields in the United States, of 94 as of December 31, 2015, due to a decrease in crude oil international prices. The recoverable amount of the CGU Oil – YPF Holdings amounts to 179. Likewise, the Group has recorded a charge for impairment of intangible assets of 80 related to exploration rights at which the recoverable amount is zero.

For fiscal years ended December 31, 2014 and 2013, the Group has not recorded charges for impairment, or income from reversion of impairment of assets.

Main factors that could result in additional charges for impairment in future periods would be any increase in the discount rate used for the cash flow estimates and a further decline in the business, competitive and economic factors, such as oil and gas prices, change in the number of equipment units, the competitive context and the cost of raw material, as well as a potential revisions at previous estimates of reserves based on the new prices.

1.d) Comparative Information

Balance items as of December 31, 2014 and 2013 presented in these financial statements for comparison purposes arise from the consolidated financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this year.

2. ACQUISITIONS AND DISPOSALS

Fiscal year ended on December 31, 2015

•	May 7 2015, Repsol Butano S.A. transferred to YPF shares representing 33.997 % of YPF Gas S.A.’s capital stock and Repsol Trading S.A. transferred to YPF 17.79% of Oleoducto Transandino Chile’s capital stock, the transaction was made for an amount of 161.

Fiscal year ended on December 31, 2014

•	On February 12, 2014, YPF and its subsidiary YPF Europe BV (“YPF Europe”, constituted in January, 2014) accepted an offer made by Apache Overseas Inc. and Apache International Finance II S.à r.I. (collectively, “Apache Group”) for the acquisition of 100% of Apache’s interest in controlled companies which are the owners of assets located in the Argentine Republic, and the acquisition of certain intercompany loans owed by the acquired companies to the Apache Group companies. The price agreed upon by the parties was US$ 786 million, which was canceled through by an initial deposit of US$ 50 million held on February 12, 2014, and the remaining balance was paid on March 13, 2014, date from which YPF has taken control of the mentioned companies (the “acquisition date”). Together with the assets and liabilities incorporated by these companies, local market debt was assumed for US$ 31 million.

As of result of the previously described transaction, YPF acquired the following corporate shares: (i) 100% of the capital stock of Apache Canada Argentina Investment S.à r.I. and 100% of the capital stock of Apache Canada Argentina Holdings S.à r.I.; (ii) 100% of the capital stock of Apache Argentina Corporation, through which it will control 65.28% of Apache Petrolera Argentina S.A., and (iii) 34.72% of Apache Petrolera Argentina S.A. Since YPF has acquired 100% of the interest, there is no non-controlling interest recorded.

As of the date of acquisition these companies controlled directly or indirectly assets in the provinces of Neuquen, Tierra del Fuego and Río Negro, with a total production of approximately 49,100 oil equivalent barrels per day and had an important infrastructure of pipelines and facilities and around 350 employees. In addition, certain assets have potential for exploration and development in the Vaca Muerta formation.

The fair value of the main identified assets and liabilities of the companies acquired (100% interest values and after consolidation adjustments), which have been incorporated in the Company´s balance sheet as of the date of acquisition is disclosed below:

Cash and cash equivalents	95
Assets held for sale	1,538
Inventories	55
Trade receivables	520
Other receivables and other assets	213
Intangible assets – Exploration rights	1,246
Fixed assets	5,469
Provisions	781
Deferred income tax liabilities	1,241
Loans	110
Accounts payables	639
Social security and other taxes payables	134
Income tax liability	24

Below is detailed the information related with revenues, costs and expenses of the acquired companies required by IFRS:

	Since the acquisition date up to December 31, 2014	Since the beginning of the year up to December 31, 2014
Revenues	3,370	4,099
Cost of sales	(2,960)	(3,601)
Gross profit	410	498
Other operating expenses	(232)	(282)
Operating income	178	216
Financial result, net	(78)	(95)
Income tax	560	681
Net income for the period	660	802

Additionally, YPF and Apache Energía Argentina S.R.L. has entered into a transfer of assets agreement with Pluspetrol S.A. (“Pluspetrol”) whereby it will transfer, in exchange for US$ 217 million, an interest that belongs to Apache Energía Argentina S.R.L. (a subsidiary of Apache Canada Argentina Holdings S.à.r.l.), in three concessions and four joint operation contracts, as well as an interest of YPF in a joint operation contract. The aforementioned interests correspond to assets located in the Province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation. The mentioned transaction has been approved by the regulatory authority during November, 2014.

During October, 2014, the registered names of some companies have changed as follows: Apache Energía Argentina S.R.L. to YSUR Energía Argentina S.R.L.; Apache Natural Resources Petrolera Argentina S.R.L. to YSUR Recursos Naturales S.R.L.; Apache Petrolera Argentina S.A. to YSUR Petrolera Argentina S.A.; Apache Argentina Corporation to YSUR Argentina Corporation; Apache Canada Argentina Investment S.à.r.l. to YSUR Argentina Investment S.à.r.l.; and Apache Canada Argentina Holdings S.à.r.l. to YSUR Argentina Holdings S.à.r.l.

•	On January 31, 2014, YPF acquired Petrobras Argentina S.A.’s 38.45% interest in the joint operation contract Puesto Hernández signed between both companies for the exploitation of the Puesto Hernández area (the “Area”). The Area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, which is operated under the aforementioned joint operation contract which expires on June 30, 2016 and will be early terminated. Now YPF owns 100% interest in the Area, and has become the operator. Puesto Hernández currently produces approximately 10,000 barrels per day of light crude oil (Medanito quality). The transaction was completed for the amount of US$ 40.7 million. By becoming the operator of the Area, YPF will be able to accelerate its investments plans to optimize the Area’s production potential until 2027. The amount paid was mainly classified as fixed assets.

•	On February 7, 2014, YPF acquired Potasio Rio Colorado S.A.’s 50% interest in the joint operation contract, Segment 5 Loma La Lata – Sierra Barrosa (known as “Lajas” formation) signed by YPF and Potasio Rio Colorado S.A. for the exploitation of the Lajas formation concession area (the “Area”). The Area is an exploitation concession, located in the Province of Neuquén. YPF is the holder of the concession which expires in 2027. Exploitation of the Area was conducted under the aforementioned joint operation contract. The terms of the joint operation contract provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the Area. As a result of the termination of the joint operation contract YPF will own 100% interest in the Area. The consideration for the transaction was US$ 25 million. The amount paid was mainly classified as fixed assets.

•	YPF and Sinopec Argentina Exploration and Production, Inc., Sucursal Argentina (“SINOPEC”), are part in a Joint Operating Agreement (“JOA”) in the area “La Ventana”, located in the basin of Cuyo in the Province of Mendoza, whose original due date was December 31, 2016. YPF is the exclusive owner of such exploitation concession whose due date was November 14, 2017, and through executive order of the Province of Mendoza No. 1,465/2011 the original due date was extended for 10 years more, to November 14, 2027, the new concession due date. On September 1, 2014 (“effective date”) YPF and SINOPEC extended the JOA’s due date in relation with the Concession for the Exploitation of Hydrocarbons in the area “La Ventana”, until December 31, 2026. The extension of the Concession and the JOA involve the continuity of the participation of the parties in the rights and commitments that emerge from the Concession and that, as of the effective date, YPF’s percentage of participation increased by an additional 10%, reaching 70%. The consideration for the transaction was US$ 44 million, an amount that SINOPEC will pay to YPF for the extension of the Concession. Additionally, the transaction generated an income of 369, which has been charged to “Other operating result, net”, in the statement of comprehensive income.

•	On December 5, 2014, an agreement has been signed between the Province of Neuquén, Gas y Petróleo del Neuquén S.A., YPF S.A. and YSUR Energía Argentina S.R.L. in which the restructuring of the Joint Operating Agreement has been arranged related to “La Amarga Chica” and “Bajada de Añelo” non-conventional hydrocarbons exploitation concession in which YPF and YSUR will hold the following interests: (i) La Amarga Chica, YPF S.A. 100% (ii) Bajada de Añelo: YPF S.A. 85% and YSUR Energía Argentina S.R.L. 15%. As compensation for the aforementioned restructuring (a), YPF S.A. has made a US$41 million payment to the Neuquén Province, US$ 12 million for and on behalf of YSUR Energía Argentina S.R.L. and (b) YPF and YSUR granted in favor of the Province of Neuquén, who thereby contributed to Gas y Petróleo de Neuquén S.A, the totality of YPF and YSUR’s interests in the following areas: (i) Puesto Cortadera; (ii) Loma Negra NI; (iii) Cutral Co Sur; (iv) Neuquén del Medio; (v) Collon Cura Bloque I; (vi) Bajo Baguales. These transferences became effective on January 1, 2015.

Fiscal year ended on December 31, 2013

•	During May 2013, the Company, through its subsidiary YPF Inversora Energética S.A. took control of GASA (controlling company of Metrogas), by acquiring shares representing a 54.67% interest in GASA. Prior to this acquisition, the Company through its interest in YPF Inversora Energética S.A. owned 45.33% of the capital of GASA

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation, as IFRS requires are described below.

Name and description of the acquired entity:

GASA is the parent company of Metrogas, company awarded with the license for the distribution of natural gas in the City of Buenos Aires and southern suburbs of Buenos Aires Province.

GASA owns 70% equity interest of Metrogas by holding all of the class “A” representing a stake of 51% in capital, and class “B” shares representing a stake of 19% in capital.

Metrogas provides distribution services to approximately 2.2 million customers within its service area (city of Buenos Aires and eleven municipalities in the south of Buenos Aires).

The acquisition date, the percentage acquired and primary reasons for the acquisition:

YPF has fulfilled with the obligations arising from the purchase agreement, which corresponded to the payment of the balance of the purchase price, during May 2013. As a result of the transaction (which includes shares representing 54.67% stake in GASA), YPF controls 100% of GASA.

As described in Resolution No. 1/2566 D from Enargas, the operation is expected to result in a substantial benefit to customers of the distribution company as a consequence of applying to Metrogas a responsible management, not only in economic and financial matters, but also taking social principles upon which the welfare of current and future generations.

The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each main asset:

The price of the above operation (acquisition of shares representing 54.67% stake in GASA) was US$ 9.7 million, which implies a total value for the 100% of the participation in GASA of approximately US$ 17.7 million, which approximates the fair value of the net assets and liabilities of the acquired company.

Below are the fair values of the main assets and liabilities of the acquired company (values at 100% interest) at acquisition date, which have been incorporated into YPF’s balance sheet as of the acquisition date:

	Cash and cash equivalents	143
	Trade receivables	318
	Other receivables and other assets	23
	Fixed assets	1,788
	Provisions	104
	Loans	879
	Accounts payables	461
	Social security and other taxes payables	102
	Deferred income tax liabilities	328
	Income tax liability	12

Additionally, non-controlling interest amounted to 178 as of the date of acquisition, corresponding to the 30% interest in Metrogas, a company controlled by GASA.

Prior to the transaction, the carrying value of the interest in GASA amounted to zero. As a consequence of the acquisition, remeasurement of shares in GASA to fair value generated a gain of approximately 136, which has been recorded in the second quarter of 2013 under “Income on investments in companies” account in the comprehensive income statement of YPF for the year ended December 31, 2013.

Income and expenses from ordinary activities of GASA since the acquisition date included in the financial statements of the YPF for the year 2013:
	Revenues	1,363
	Cost of sales	(1,044)
	Gross profit	319
	Other operating expenses	(266)
	Operating income	53
	Financial result, net	(326)
	Income tax	139
	Net loss for the year	(134)
Income and expenses from ordinary activities of GASA since the beginning 2013 and until December 31, 2013:
	Revenues	1,848
	Cost of sales	(1,425)
	Gross profit	423
	Other operating expenses	(394)
	Operating income	29
	Financial result, net	721 (1)
	Income tax	(253)
	Net income for the year	497

(1)	Includes the gain as a result of debt restructuring of Metrogas and GASA prior to the acquisition date for a total amount of 1,141

•	On June 4, 2013, YPF, Pluspetrol Resources Corporation B.V. (“PPRC”) and Pluspetrol Energy S.A. (“PPE”) signed an agreement to carry out a spin off PPE, without dissolving it, and allocate part of their assets to create a new spun off company.

This spin-off was done with effective date on August 1, 2013 and as a consequence, YPF Energía Eléctrica S.A. was created (spun off company), on which YPF directly or indirectly holds 100% interest and YPF withdrew its participation in PPE.

As a result of the spin off, YPF Energía Eléctrica S.A. maintained the electric generation business, previously operated by PPE, and a 27% interest in Ramos Consortium.

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation as IFRS requires, are described below.

Name and description of the parent company:	Pluspetrol Energy S.A. On July 31, 2013, YPF had 45% interest on its capital.

Name and description of the spun off company:	YPF Energía Eléctrica S.A. The main goal of this company is the electric generation business operating two power plants in the province of Tucuman, plus a 27% interest in the Ramos Consortium dedicated to the Exploration and Production of Hydrocarbons.

The spin off date:	July 31, 2013

Fair value of the consideration transferred and fair value of the main assets of the acquisition:	The fair value of the net assets and liabilities transferred to the company’s spin off process, amounted to 485. Below are the main items:

	Trade receivables	65
	Fixed assets	638
	Accounts payables	77
	Loans	52
	Social security and other taxes payables	50
	Deferred income tax liabilities	35
	Other Liabilities	4

	Prior to the transaction, the carrying amount of the investment in PPE was 350 and YPF maintained a 115 translation difference reserve in relation with the mentioned investment. As a consequence of the spin-off, the fair value of the assets and liabilities emerging from the spin-off of Pluspetrol Energy S.A. generated a gain of approximately 20, that was recorded in the second semester of 2013 under the “Income on investments in companies” account in the comprehensive income statement of the Company for the year ended December 31, 2013.
Income and expenses from ordinary activities of YPF Energía Eléctrica since the acquisition date included in the financial statements of the Company for the year ended December 31, 2013:
	Revenues	266
	Cost of sales	(162)
	Gross profit	104
	Other operating expenses	8
	Operating income	112
	Financial results, net	(16)
	Income tax	(28)
	Net income for the year	68

3.	FINANCIAL RISK MANAGEMENT

The Group´s activities involve various types of financial risks: market risk (including exchange rate risk, interest rate risk and price risk, credit risk, liquidity risk, and capital risk). The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

Market Risk

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Company is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company´s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency.

The Group does not use derivatives as a hedge against exchange rate fluctuations. While during this fiscal year the Group started to operate with US dollars future exchange rate agreements, for IFRS 7 “Financial instruments: disclosures” no exchange rate risk arises from financial instruments denominated in the Entity´s functional currency.

Otherwise, according to the Company’s functional currency, and considering the translation process to presentation currency, the fluctuations in the exchange rate related to the financial assets and liabilities´ value in pesos does not have any effect in the Other comprehensive income in Shareholders’ equity.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of December 31, 2015

	Appreciation (+) / depreciation (-) of exchange rate of peso against dollar	Income(loss) for fiscal year ended December 31, 2015
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	1,912
	-10%	(1,912)

Interest Rate Risk

The Group is exposed to risks related to interest rates to different extents, according to the different types of maturities and currencies in which a loan was borrowed or cash was invested.

The Company’s short-term financial liabilities as of December 31, 2014 include negotiable obligations, pre-financing of exports and imports´ financing arrangements, local bank credit lines and financial loans with local and international financial institutions. Long-term financial liabilities include negotiable obligations and financial loans with local and international financial institutions. Approximately 73% (77,538) of the total of the financial loans of the Group is denominated in U.S. dollars and the rest in Argentine pesos, as of December 31, 2015. These loans are basically used for working capital and investments.

Financial assets mainly include, in addition to trade receivable which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as “money market” or short-term fixed interest rate instruments.

Historically, the strategy for hedging interest rates is based on the fragmentation of financial counterparts, the diversification of the types of loans taken and, essentially, the maturities of such loans, taking into consideration the different levels of interest along the yield curve in pesos or U.S. dollars, and the amount of the loans based on future expectations and the timing of the future investment outlays to be financed.

The Group does not usually use derivative financial instruments to hedge the risks associated with interest rates.

Changes in interest rates may affect the interest income or expenses derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of December 31, 2015 that accrues interest considering the applicable rate:

	December 31, 2015
	Financial Assets(1)	Financial Liabilities(2)
Fixed interest rate	667	74,386
Variable interest rate	27	31,365

Total	694	105,751

(1)	It only includes temporary investments and loans to related companies. Does not include trade receivables which mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which mostly do not accrue interest.

The portion of liabilities which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 22,564 accrues variable interest of BADLAR plus a maximum spread of 4.75% and 8,801 accrues variable interest of LIBOR plus a spread between 4% and 7.5%.

The table below shows the estimated impact on the consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	Income(loss) for fiscal year ended December 31, 2015
Impact on the net income after income tax	+100	(129)
	-100	129

Other Price Risks

The Group is not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies, which determines that local prices charged for gasoline, diesel and other fuels are not affected in the short-term by fluctuations in the price of such products in international and regional markets. Additionally, the Group is reached by certain regulations that affect the determination of export prices received by the Group, such as those mentioned in Notes 1.b.15 and 11.c, which consequently limits the effects of short-term price volatility in the international market.

In addition, the Group is exposed to the own price risk for investments in financial instruments (mutual funds and US dollars future exchange rate agreements), which were classified in the statement of financial position as “at fair value through profit or loss”. The Group continuously monitors the change in these investments for significant movements.

As of December 31, 2015, the aggregate value of investments in financial assets at fair value through profit or loss amounts to 1,578.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on the Company’s results as of December 31, 2015:

	Increase (+) / decrease (-) in the prices of investments in financial	Profit (loss) for the year ended December 31, 2015
Impact on the net result before income tax	+10%	391
	-10%	(453)

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long term obligations.

As mentioned in previous paragraphs, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each year. As of December 31, 2015 the availability of liquidity reached 20,087, considering cash for 13,920, other liquid financial assets for 1,467 and available credit lines with banks for 4,700. Additionally, YPF has the ability to issue debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008 expanded in September 2012, in April 2013 and in February 2015 (see Note 6.j).

After the process which concluded with the change of shareholders mentioned in Note 8, the Group is still focused in structuring more efficiently the structure of maturity of its debt, in order to facilitate the daily operations and to allow the proper financing of planned investments.

To this end, the Group operates derivative financial instruments (US dollars future exchange rate agreements) as a way of managing liquidity risk. As of December 31, 2015, there are US dollars future exchange rate agreements with maturities between February and May 2016. These amount to 464 (see Note 5).

The following table sets forth the maturity dates of the Company’s financial liabilities as of December 2015:

	December 31, 2015
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts Payable (1)	39,511	514	—	—	—	103	40,128
Loans	27,817	6,888	21,928	3,892	5,914	39,312	105,751

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values

Most of the Company’s financial debt contains usual covenants for contracts of this nature. Additionally, approximately 50% of the outstanding financial debt as of December 31, 2015 is subject to financial covenants related to the leverage ratio and debt service coverage ratio of the Company.

A portion of the financial debt provides that certain changes in control with respect to the Company may constitute an event of default. In addition, part of the financial debt also contains cross default or cross acceleration provisions (the “Acceleration Clauses”) which may result in their advanced enforceability if the debt containing provisions related to change of control becomes in default.

Credit Risk

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance of all of its debtors, and the determination of risk limits with respect to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a concentration of credit risk consist primarily of Cash and cash equivalents, trade receivables and other receivables. The Group invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties. Likewise, the Group accounts for doubtful trade losses in the Statement of Comprehensive Income, based on specific information regarding its clients. As of the date of these consolidated financial statements, the Company’s customer portfolio is diversified.

The provisions for doubtful accounts are measured by the following criteria:

•	The aging of the receivable;

•	The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, guarantees, among others.

The maximum exposure to credit risk of the Group as of December 31, 2015 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, is set forth below:

Maximum exposure as of December 31, 2015
Cash and cash equivalents	15,387
Other financial assets	29,743

Considering the maximum exposure to the risk of the Other financial assets based on the concentration variable of the counterparties, the credit with the National Government and direct agencies accounts for 44% (12,848) while the Group’s remaining debtors are diversified.

Following is the breakdown of the financial assets past due as of December 31, 2015.

	Current trade receivable	Other current receivables
Less than three months past due	4,395	1,557
Between three and six months past due	952	112
More than six months past due	1,991	197

	7,338	1,866

At such date, the provision for doubtful trade receivables amounted to 848 and the provisions for other doubtful receivables amounted to 33. These provisions are the Group´s best estimate of the losses incurred in relation with accounts receivables.

Guarantee Policy

As collateral of the credit limits granted to customers, the Group has several types of guarantees received from them. In the service stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers prevail the joint and several bonds from their parent companies. In the industrial and transport market, bank guarantees prevail. With a lower presence, the Group has also obtained other guarantees as credit insurances, surety bonds, guarantee customer – supplier, car pledges, etc.

The Group has effective guarantees granted by third parties for a total amount of 6,277, 3,676 and 2,131 as of December 31, 2015, 2014 and 2013, respectively.

During the year ended December 31, 2015, the Group executed guarantees received for an amount of 2. As of December 31, 2014 and 2013, the Group executed guarantees received for an amount of 1 and 4, respectively.

4.	SEGMENT INFORMATION

The different segments in which the Group is organized have in consideration the different activities from which the Group obtains income and incurs expenses. The mentioned organizational structure is based on the way in which the highest authority in the operational decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment also considering the Group´s business strategy.

•	Exploration and production: it covers the exploration and production of hydrocarbons, including contractual purchases of natural gas and purchase of crude oil arising from service contracts and concession obligations, as well as crude oil and natural gas intersegment sales

•	Downstream: it covers the refining, petrochemistry, transport, purchase of crude oil and natural gas to third parties and intersegment, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution. Grouping those businesses in a single segment is mainly because they are aligned in strategy, which is shared among them, considering the operational synergies generated between refining and petrochemical businesses, having the focus on maximizing fuel offered to the market carried out by the commercial department, in respect to volume and quality.

•	Corporate and Other: it covers other activities, not falling into these categories, principally including corporate administrative expenses and assets, construction activities, the environmental remediation and other legal expenses according to the controlled company YPF Holdings (see Note 10).

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate to market prices.

Operating income and assets for each segment have been determined after consolidation adjustments.

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments(1)	Total
For the year ended December 31, 2015
Revenues from sales	16,044	138,962	1,130	—	156,136
Revenues from intersegment sales	64,243	1,535	6,182	(71,960)	—

Revenues	80,287	140,497	7,312	(71,960)	156,136

Operating income (loss)	7,535	8,446	(2,331)	2,938	16,588
Income (loss) on investments in companies	—	318	—	—	318
Depreciation of fixed assets	23,075	3,168	442	—	26,685
Impairment of fixed assets and intangible assets (4)	2,535	—	—	—	2,535
Acquisition of fixed assets	48,598	9,343	1,939	—	59,880
Assets	223,035	113,805	26,708	(95)	363,453

For the year ended December 31, 2014
Revenues from sales	8,853	132,254	835	—	141,942
Revenues from intersegment sales	61,844	1,489	5,212	(68,545)	—

Revenues	70,697	133,743	6,047	(68,545)	141,942

Operating income (loss)	12,353	10,978	(3,343)	(246)	19,742
Income (loss) on investments in companies	(10)	568	—	—	558
Depreciation of fixed assets	17,180	2,445	311	—	19,936
Acquisition of fixed assets (2)	41,371	8,392	1,408	—	51,171
Assets	126,228	68,509	16,356	(2,539)	208,554

For the year ended December 31, 2013
Revenues from sales	3,851	85,624	638	—	90,113
Revenues from intersegment sales	38,846	1,147	2,285	(42,278)	—

Revenues	42,697	86,771	2,923	(42,278)	90,113

Operating income (loss)	6,324	6,721	(1,522)	(363)	11,160
Income (loss) on investments in companies	(93)	446	—	—	353
Depreciation of fixed assets (3)	9,591	1,452	193	—	11,236
Acquisition of fixed assets (3)	28,849	4,903	453	—	34,205
Assets	70,775	51,336	15,161	(1,677)	135,595

(1)	Correspond to the elimination of income among segments of the group YPF.
(2)	Investments in fixed assets net of increases corresponding to YSUR Group at acquisition date, Joint Operations Puesto Hernández and Las Lajas, and La Ventana agreement at acquisition date of the additional interest. See Note 2.
(3)	Investments and depreciations of fixed assets net of increases corresponding to GASA at acquisition date and YPF Energía Eléctrica at spin-off date (see Note 2).
(4)	See Note 1.c).

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2015, 2014 and 2013, and fixed assets by geographic area as of December 31, 2015, 2014 and 2013 are as follows:

	Revenues			Fixed assets
	2015	2014	2013	2015	2014	2013
Argentina	143,851	126,539	78,070	269,914	156,415	93,255
Mercosur and associated countries	6,302	8,298	6,461	553	38	20
Rest of America	4,175	4,753	4,022	438	477	221
Europe	1,808	2,352	1,560	—	—	—

Total	156,136	141,942	90,113	270,905	156,930	93,496

As of December 31, 2015 no foreign client represents 10% or more of the Group´s revenue from its ordinary activities.

5.	FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade receivables”, “Other receivables” and “Accounts payable” contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.

	2015
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (excluding provision for other doubtful receivables)	6,392	—	6,392	15,574	21,966
Trade receivables (excluding provision for doubtful trade receivables)	23,428	—	23,428	—	23,428
Investment in financial assets	—	804	804	—	804
Cash and cash equivalents	14,613	774	15,387	—	15,387

	44,433	1,578	46,011	15,574	61,585

	2014
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (excluding provision for other doubtful receivables)	3,096	—	3,096	5,875	8,971
Trade receivables (excluding provision for doubtful trade receivables)	13,063	—	13,063	—	13,063
Cash and cash equivalents	8,223	1,535	9,758	—	9,758

	24,382	1,535	25,917	5,875	31,792

	2013
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (excluding provision for other doubtful receivables)	4,018	—	4,018	5,517	9,535
Trade receivables (excluding provision for doubtful trade receivables)	8,126	—	8,126	—	8,126
Cash and cash equivalents	8,691	2,022	10,713	—	10,713

	20,835	2,022	22,857	5,517	28,374

	2015
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial Liabilities	Total
Accounts Payable	40,128	—	40,128	476	40,604
Loans	105,751	—	105,751	—	105,751

	145,879	—	145,879	476	146,355

	2014
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial Liabilities	Total
Accounts Payable	30,552	—	30,552	420	30,972
Loans	49,305	—	49,305	—	49,305
Provisions	718	—	718	28,245	28,963

	80,575	—	80,575	28,665	109,240

	2013
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial Liabilities	Total
Accounts Payable	20,319	—	20,319	463	20,782
Loans	31,890	—	31,890	—	31,890
Provisions	485	—	485	20,083	20,568

	52,694	—	52,694	20,546	73,240

Gains and losses on financial instruments are allocated to the following categories:

	2015
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,638	—	1,638
Interest loss	(8,618)	—	(8,618)
Financial accretion	(1,987)	—	(1,987)
Exchange differences , net	20,214	—	20,214
Fair value gains on financial assets at fair value through profit or loss	—	446	446
Gains on derivative financial instruments	—	464	464

	11,247	910	12,157

	2014
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,029	—	1,029
Interest loss	(5,456)	—	(5,456)
Financial accretion	(1,880)	—	(1,880)
Exchange differences, net	7,782	—	7,782
Fair value gains on financial assets at fair value through profit or loss	—	297	297

	1,475	297	1,772

	2013
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	821	—	821
Interest loss	(2,514)	—	(2,514)
Financial accretion	(1,319)	—	(1,319)
Exchange differences , net	5,744	—	5,744
Fair value gains on financial assets at fair value through profit or loss	—	103	103

	2,732	103	2,835

Fair value measurements

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds, and financial derivate.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this category.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this category.

YPF Finance Division has a team in place in charge of estimating valuation of financial instruments required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (“CFO”). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of a financial instrument and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

The Group’s policy, transfers among the several categories of valuation hierarchies are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

In addition, no transfer has occurred among the different hierarchies used to determine the fair value of the Group’s financial instruments.

The tables below show the Group’s financial assets and liabilities measured at fair value as of December 31, 2015, 2014 and 2013 and their allocation to their fair value levels.

	2015
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	340	—	—	340
- Other financial assets	464	—	—	464
Cash and cash equivalents:
- Mutual funds	774	—	—	774

	1,578	—	—	1,578

	2014
Financial Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
- Mutual funds	1,535	—	—	1,535

	1,535	—	—	1,535

	2013
Financial Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
- Mutual funds	2,022	—	—	2,022

	2,022	—	—	2,022

The Group has no financial liabilities at fair value through profit or loss.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 106,336, 53,108 and 33,784 as of December 31, 2015, 2014 and 2013, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

•	Other receivables

•	Trade receivables

•	Cash and cash equivalents

•	Accounts payable

6.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

6.a) Intangible assets:

	2015	2014	2013
Net book value Intangible assets	7,359	4,393	2,446
Provision for impairment of intangible assets (Note 1.c)	(80)	—	—

	7,279	4,393	2,446

Changes in Group’s intangible assets for the year ended December 31, 2015 and comparative information as follows:

	2015
	Cost
Main account	At beginning of year	Increases		Translation effect	Decreases and reclassifications		At the end of year
Service concession	5,707	653		3,218	(51)		9,527
Exploration Rights	1,975	270		928	(183)		2,990
Other intangibles	2,607	190		1,443	20		4,260

Total 2015	10,289	1,113		5,589	(214)		16,777

Total 2014	6,597	3,734	(1)	2,205	(2,247	)(1)(2)	10,289

Total 2013	4,443	624		1,547	(17)		6,597

	2015						2014	2013
	Amortization
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of year	Net book value	Net book value	Net book value
Service consession	3,476	180	1,904	(6)	5,554	3,973	2,232	1,366
Exploration Rights	150	—	5	—	155	2,835	1,825	793
Other Intangibles	2,270	143	1,296	—	3,709	551	336	287

Total 2015	5,896	323	3,205	(6)	9,418	7,359

Total 2014	4,151	469	1,314	(38)	5,896		4,393

Total 2013	2,951	197	1,027	(24)	4,151			2,446

(1)	Includes 2,784, of acquisitions corresponding to YSUR Group in Argentina at the time on the acquisition date and 1,538 of disposal of assets for the transfer of areas to Pluspetrol S.A.., resectivelly . See note 2.
(2)	Includes 682 reclasified to Mineral property, wells and related equipment of Fixed Assets as of December 31, 2014.

6.b) Fixed assets:

	2015	2014	2013
Net book value of fixed assets	274,122	157,243	93,662
Provision for obsolescence of materials and equipment	(762)	(313)	(166)
Provision for impairment of fixed assets (Note 1.c)	(2,455)	—	—

	270,905	156,930	93,496

Changes in Group’s fixed assets for the year ended December 31, 2015 and comparative information as follows:

	2015
	Cost
Main account	At beginning of year	Increases		Translation effect	Decreases and reclassifications		At the end of year
Land and buildings	9,084	23		4,630	212		13,949
Mineral property, wells and related equipment	265,376	(1,140)		155,844	37,986	(10)	458,066
Refinery equipment and petrochemical plants	42,081	7		23,707	3,634		69,429
Transportation equipment	2,160	5		1,155	330		3,650
Materials and equipment in warehouse	8,241	7,823		4,432	(7,018)		13,478
Drilling and work in progress	45,051	50,139		24,005	(42,392)		76,803
Exploratory drilling in progress(2)	1,781	2,767		992	(1,893)		3,647
Furniture, fixtures and installations	3,314	36		1,865	388		5,603
Selling equipment	5,520	1		3,640	1,617		10,778
Infrastructure for natural gas distribution	2,722	—		—	209		2,931
Electric power generation facilities	1,567	—		—	6		1,573
Other property	5,502	219		2,633	(63)		8,291

Total 2015	392,399	59,880	(6)	222,903	(6,984	)(4)	668,198

Total 2014	258,603	58,613	(3)(5)(6)	79,302	(4,119	)(4)(11)	392,399

Total 2013	170,843	39,220	(6)(7)(8)	59,121	(10,581	)(9)	258,603

	2015									2014		2013
	Amortization
Main account	At beginning of year	Increases		Translation effect	Decreases and reclassifications		At the end of year	Net book value		Net book value		Net book value
Land and buildings	3,779	211		1,934	(4)		5,920	8,029		5,305		4,161
Mineral property, wells and related equipment	192,170	22,884		110,301	(433	)(10)	324,922	133,144	(1)	73,206	(1)	46,205	(1)
Refinery equipment and petrochemical plants	24,842	2,289		14,019	(12)		41,138	28,291		17,239		11,656
Transportation equipment	1,455	218		773	(54)		2,392	1,258		705		444
Materials and equipment in warehouse	—	—		—	—		—	13,478		8,241		5,576
Drilling and work in progress	—	—		—	—		—	76,803		45,051		19,840
Exploratory drilling in progress(2)	—	—		—	—		—	3,647		1,781		927
Furniture, fixtures and installations	2,817	323		1,559	—		4,699	904		497		277
Selling equipment	4,215	345		2,361	—		6,921	3,857		1,305		1,050
Infrastructure for natural gas distribution	1,116	68		—	(3)		1,181	1,750		1,702		1,615
Electric power generation facilities	1,171	112		—	—		1,283	290		396		482
Other property	3,591	235		1,796	(2)		5,620	2,671		1,815		1,429

Total 2015	235,156	26,685		132,743	(508	)(4)	394,076	274,122

Total 2014	164,941	19,936		50,671	(392	)(4)(11)	235,156			157,243

Total 2013	113,740	13,830	(7)(8)	38,901	(1,530	)(9)	164,941					93,662

(1)	Includes 8,435, 6,343 and 3,748 of mineral property as of December 31, 2015, 2014 and 2013, respectively.
(2)	As of December 31, 2015, there are 58 exploratory wells in progress. During year ended on such date, 47 wells were drilled, 27 wells were charged to exploratory expense, 14 were transferred to proved properties which are included in the account Mineral property, wells and related equipment and 3 wells were assigned.
(3)	Includes 858, 210 and 866 of increases corresponding to Puesto Hernandez, Las Lajas, and Bajada Añelo–Amarga Chica joint operations, respectively and 39 corresponding to the La Ventana agreement, on the additional interest acquisition date.
(4)	Includes 6 and 32 of net book value charged to fixed assets provisions for the years ended December 31, 2015 and 2014, respectively.
(5)	Includes 5,469 of increases corresponding to YSUR Group in Argentina on the acquisition date. See Note 2.
(6)	Includes (1,281), (268) and 4,357 corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2015, 2014 and 2013, respectively.
(7)	Includes 1,878 and 1,242 of increases and accumulated depreciation, respectively, corresponding to YPF Energía Eléctrica at the split-off date.
(8)	Includes 3,137 and 1,352 of increases and accumulated depreciation, respectively, corresponding to GASA on the acquisition date.
(9)	Includes among others, 6,708 from the decrease of assets related to the investment project agreement (see Note 11.c) and the write-down of the assets of Coke A unit as a consequence of the incident in La Plata refinery on April 2013, as a result of the storm that took place in that city.
(10)	Includes (2,671) of net book value for El Orejano area; (226) corresponding to derecognition of changes of interest in Magallanes area; and (8) corresponding to derecognition of Puesto Cortadera area.
(11)	Includes (325) of derecognition of areas transferred by YPF and YSUR mentioned in Note 2.

The Group capitalizes the financial cost as a part of the cost of the assets. For the year ended December 31, 2015, 2014 and 2013 the rate of capitalization has been 12.01%, 12.29% and 12.03%, respectively and the amount capitalized amounted to 1,003, 574 and 605, respectively for the years above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December, 31 2015, 2014 and 2013:

	2015	2014	2013
Amount at beginning of year	313	166	132
Increase charged to expenses	243	133	16
Decreases charged to income	—	(4)	—
Amounts incurred due to utilization	(6)	(32)	—
Translation differences	212	50	18

Amount at end of year	762	313	166

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2015, 2014 and 2013:

	2015	2014	2013
Amount at beginning of year	993	710	815
Additions pending the determination of proved reserves	1,219	921	424
Decreases charged to exploration expenses	(479)	(336)	(255)
Decrease of assets assignment	(466)	(336)	—
Reclassifications to mineral property, wells and related equipment with proved reserves	(89)	(188)	(481)
Translation difference	599	222	207

Amount at end of year	1,777	993	710

The following table shows the capitalized cost for exploratory wells for a period greater than a year and the number of projects related as of December 31, 2015.

	Amount	Number of projects	Number of Wells
Between 1 and 5 years	242	3	3

6.c) Investments in companies:

	2015	2014	2013
Investments in companies (Notes 7 and 16)	4,384	3,189	2,136
Provision for impairment of investments in companies	(12)	(12)	(12)

	4,372	3,177	2,124

6.d) Inventories:

	2015		2014		2013
Refined products	10,709		7,720		5,713
Crude oil and natural gas	7,155		4,187		3,451
Products in process	169		99		115
Construction works in progress for third parties	85		271		107
Raw materials, packaging materials and others	1,140		724		495

	19,258	(1)	13,001	(1)	9,881	(1)

(1)	As of December 31, 2015, 2014 and 2013, the fair value of the inventories does not differ, significantly, from their cost.

6.e) Other receivables:

	2015		2014		2013
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current
Trade	—	928	—	664	—		377
Tax credit, export rebates and production incentives	304	8,058	130	1,066	22		1,233
Trust contributions - Obra Sur	30	18	56	22	67		34
Loans to clients and balances with Related parties(1)	297	2,366	231	53	517		81
Collateral deposits	318	895	528	435	397		253
Prepaid expenses	198	682	39	451	11		490
Advances and loans to employees	8	285	7	299	3		166
Advances to suppliers and custom agents(2)	—	3,147	—	2,224	—		1,062
Receivables with partners in Joint Operations and agreements	1,118	1,881	612	764	1,852	(3)	595	(3)
Insurance receivables (Note 11.b)	—	808	—	1,068	—		1,956
Miscellaneous	241	384	95	227	62		357

	2,514	19,452	1,698	7,273	2,931		6,604
Provision for other doubtful receivables	(13)	(39)	—	(102)	—		(98)
Provision for valuation of other receivables to their estimated recoverable value	—	—	(7)	(1)	(4)		—

	2,501	19,413	1,691	7,170	2,927		6,506

(1)	See Note 12 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes the receivables related to the investment agreement with Chevron Corporation (see Note 11.c).

6.f) Trade receivables:

	2015		2014		2013
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	469	22,959	26	13,037	60	8,066
Provision for doubtful trade receivables	—	(848)	(7)	(866)	(6)	(652)

	469	22,111	19	12,171	54	7,414

(1)	See Note 12 for information about related parties.

Changes in the provision for doubtful trade receivables

	2015		2014		2013
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	7	866	6	652	5	494
Increases charged to expenses	—	313	—	210	—	191
Decreases charged to income	—	(412)	—	(41)	—	(73)
Amounts incurred due to utilization	(7)	(17)	—	(4)	1	—
Translation differences	—	98	1	49	—	40

Amount at end of year	—	848	7	866	6	652

6.g) Cash and cash equivalents:

	2015	2014	2013
Cash	13,920	6,731	4,533
Short-term investments	693	1,492	4,158
Financial assets at fair value through profit or loss	774	1,535	2,022

	15,387	9,758	10,713

6.h) Provisions:

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Amount as of December 31, 2014	7,014	851	1,269	1,145	18,087		376	194	27
Increases charged to expenses	2,062	95	986	—	1,694		—	23	—
Decreases charged to income	(434)	(141)	—	—	(314)		—	—	(13)
Amounts incurred due to payments/utilization	—	(374)	—	(1,030)	—		(283)	—	(71)
Exchange and translation differences, net	2,383	10	464	186	10,109		159	102	17
Change of interest in Joint Operation charged to expenses	—	—	—	—	—		(504)	—	—
Reclassifications and other	(650)	(292)	(1,099)	1,099	(2,196	)(1)	681 (1)	(71)	71

Amount as of December 31, 2015	10,375	149	1,620	1,400	27,380		429	248	31

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Amount as of December 31, 2013	5,020	159	764	926	13,220		289	168	22
Increases charged to expenses	3,367	24	1,066	—	1,366		3	11	—
Decreases charged to income	(465)	(82)	—	—	—		—	(27)	—
Increase from subsidiaries acquisition	20	—	21	2	724		14	—	—
Increase from joint operation interest acquisition	—	—	—	—	339		153	—	—
Amounts incurred due to payments/utilization	(5)	(1,126)	—	(621)	(61)		(136)	(14)	(11)
Exchange and translation differences, net	930	23	175	81	2,772		48	67	5
Reclassifications and other	(1,853)	1,853	(757)	757	(273	)(1)	5 (1)	(11)	11

Amount as of December 31, 2014	7,014	851	1,269	1,145	18,087		376	194	27

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Amount as of December 31, 2012	2,892	122	677	489	6,958		193	136	16
Increases charged to expenses	1,877	29	208	551	719		—	3	—
Decreases charged to income	(90)	(41)	—	—	—		—	—	—
Amounts incurred due to payments/utilization	—	(160)	—	(432)	—		(105)	—	(16)
Exchange and translation differences, net	579	9	138	59	1,355		29	46	5
Reclassifications and other	(238)	200	(259)	259	4,188	(1)	172 (1)	(17)	17

Amount as of December 31, 2013	5,020	159	764	926	13,220		289	168	22

(1)	Includes (1,281), (268) and 4,357 from abandonment obligation costs which has counterpart in fixed assets for the years ended on December 31, 2015, 2014 and 2013, respectively; (226) from the derecognition for changes in interest in Magallanes area with counterpart in assets as of December 31.2015; and (8) of the derecongnition of the Puesto Cortadera area with counterpart in assets as of December 31, 2015.

6.i) Income Tax:

The calculation of the income tax expense accrued for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Current income tax	517	(7,323)	(2,844)
Deferred income tax	(25,154)	(5,900)	(6,425)

	(24,637)	(13,223)	(9,269)

The reconciliation of pre-tax income included in the consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013, respectively, is as follows:

	2015		2014	2013
Net income before income tax	29,063		22,072	14,348
Statutory tax rate	35%		35%	35%

Statutory tax rate applied to net income before income tax	(10,172)		(7,725)	(5,022)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(31,200)		(10,064)	(7,186)
Exchange differences	19,164		5,872	4,008
Effect of the valuation of inventories	(2,412)		(1,156)	(807)
Income on investments in companies	111		195	124
Miscellaneous	(128	)(1)	(345)	(386)

Income tax expense	(24,637)		(13,223)	(9,269)

(1)	Includes 301 of tax loss carry-forwards originated during previous years.

Breakdown of deferred tax as of December 31, 2015, 2014 and 2013 is as follows:

	2015	2014		2013
Deferred tax assets
Provisions and other non-deductible liabilities	3,093	2,479		1,723
Tax losses carry-forward and other tax credits	3,236	222		45
Miscellaneous	83	17		115

Total deferred tax assets	6,412	2,718		1,883

Deferred tax liabilities
Fixed assets	(45,393)	(19,250)		(11,659)
Miscellaneous	(4,877)	(2,172)		(1,649)

Total deferred tax liabilities	(50,270)	(21,422)		(13,308)

Total deferred tax, net	(43,858)	(18,704	)(1)	(11,425)

(1)	Includes (1,241) arising form the business combination detailed in Note 2.

For fiscal year ended December 31, 2015, YPF estimated a tax loss carry-forward, therefore created a provision for 1,192 for minimum presumed income tax, which was charged to Other current receivables.

Deferred income tax assets are recognized for tax loss carry-forwards to the extent their setoff through future taxable profits is probable. Tax loss carry-forwards in Argentina expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax are deductible, the management believes that as of December 31, 2015 it is probable that the Group will realize all of the deferred income tax assets.

As of December 31, 2015, Group’s tax loss carry-forwards at the statutory tax rate were as follows:

Date of generation	Date of expiration	Jurisdiction	Amount
2011	2016	Argentina	4
2012	2017	Argentina	85
2013	2018	Argentina	85
2014	2019	Argentina	134
2015	2020	Argentina	2,928

			3,236

As of December 31, 2015, 2014 and 2013 the Group did not recognized deferred income tax assets for 4,373, 3,511 and 978, respectively, from which 2,041, 1,953 and 559 corresponds to taxable temporary differences not recoverable and 2,332, 1,558 and 419 corresponds to tax loss carry forwards from a foreign subsidiary, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of December 2015, 957 will expire form 2017, 1,351 from 2032 and 24 have undetermined expiration date.

As of December 31, 2015, 2014 and 2013 the Group has classified as deferred tax asset 954, 244 and 34, respectively, and as deferred tax liability 44,812, 18,948 and 11,459, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in this consolidated financial statements.

Likewise, 100 has not been recorded for minimum presumed income tax, with expiration between 2016 and 2024.

As of December 31 2015, 2014 and 2013, the causes that generate allocations to other comprehensive income, did not create temporary differences for income tax.

6.j) Loans:

		Maturity	2015				2014		2013
	Interest rate (1)		Non-current		Current		Non-current	Current	Non-current	Current
Argentine pesos:
Negotiable obligations	20.83% – 29.31%	2016-2024	19,280		2,050		10,858	2,329	9,553	1,666
Loans	15.25% – 29.06%	2016-2020	1,224	(3)	1,104	(3)	847	637	613	580
Account overdraft	24.50% – 29.00%	2016	—		4,425	(5)	—	2,398	—	111

			20,504		7,579		11,705	5,364	10,166	2,357

Currencies other than the Argentine peso:
Negociable obligations(2)(4)	1.29% – 10.00%	2016-2028	52,651		9,981		22,472	1,257	10,921	2,630
Export pre- financing	3.50% – 7.20%	2016-2018	1,039		3,680		—	2,428	—	1,119
Imports financing	4.00% – 6.81%	2016	—		4,736		—	2,848	—	1,601
Loans	2.30% – 7.50%	2016-2019	3,740		1,841		1,853	1,378	1,989	1,107

			57,430		20,238		24,325	7,911	12,910	6,457

			77,934		27,817		36,030	13,275	23,076	8,814

(1)	Annual interest rate as of December 31, 2015.
(2)	Disclosed net of 1,349, 252 and 137 corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of December 31, 2015, 2014 and 2013, respectively.
(3)	Includes 460 corresponding to loans granted by Banco Nación Argentina, of which 210 accrue fixed interest rate of 15% until December 2015 and then accrue variable interest of BADLAR plus a spread of percentage points and and 250 accrue variable interest of BADLAR plus a spread of 4 percentage points with a maximum lending interest rate of the overall portfolio of Banco Nación. See Note 12.
(4)	Includes 9,970, 7,129 and 7,494 as of December 31, 2015, 2014 and 2013, respectively, of face value negotiable obligations, to be cancelled in argentine pesos at the prevailing exchange rate according to terms of issued series.
(5)	Includes 1,926 of overdraft granted by Banco Nación Argentina as of December 31, 2015. See Note 12.

The breakdown of the Group’s borrowings as of the year ended on December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Amount at beginning of the year	49,305	31,890	17,104
Proceed form loans	55,158	23,949	16,829
Payments of loans	(24,090)	(13,320)	(6,804)
Decease of loans for “El Orejano” agreement (2)	(2,373)	—	—
Payments of interest	(6,780)	(5,059)	(2,696)
Accrued interest(1)	8,342	5,447	2,939
Exchange differences and translation, net	26,189	6,398	4,518

Amount at the end of the year	105,751	49,305	31,890

(1)	Includes capitalized financial costs. See Note 6.b
(2)	See Note 11.

On February 5, 2015 the General Shareholder’s Meeting of YPF approved an increase of the amount of the Global Medium-Term Notes (“M.T.N.”) Program of the Company for US$ 3,000 million, for a total maximum nominal outstanding amount at any time of the Program of US$ 8,000 million or its equivalent in other currencies.

In December, 2015, YPF and an investors group entered into a purchase and sale agreement whereby YPF purchased 100% of Series A-L Negotiable Obligations (NO) and Additional Series A-L NO (collectively, “Series A-L NO”) issued by GASA in a principal amount of up to US$ 61.9 million. In consideration therefor, YPF has granted to GASA bondholders the right to underwrite Series XXVI NO, which were issued in December 2015.

As a result of the above (i) YPF issued the relevant waiver to GASA with respect to any and all obligations assumed (including any principal and interest payment) under the Indenture between GASA and The Bank of New York Mellon, dated March 15, 2013, without such waiver implying a Triggering Event; (ii) The Bank of New York Mellon was given due notice of the acquisition of the Series A-L Bonds so that, in its capacity of Trustee, it may proceed to the settlement thereof under the restructuring merger to be executed by YPF with respect to GASA and YPF Inversora Energética S.A., the latter being the current controlling company of GASA as well as a company controlled by YPF and (iii) YPF agreed not to transfer the Series A-L NO until surrender thereof for cancellation.

As a result of the foregoing regarding the merger proceedings, and in compliance with IAS 21 “The effects of change in foreign exchange rates” guidelines, the exchange difference recognized by GASA in its statement of comprehensive income following the acquisition of Series A-L NO by YPF was accounted for in “Other comprehensive income – Exchange difference from investments in companies” of the Company and will be offset with YPF’s translation difference resulting from the merger.

Details regarding the Negotiable Obligations of the Company are as follows:

										2015		2014		2013
Month	Year		Principal value		Rf.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
-	1998		US$	15	(1) (6)	—	Fixed	10.00%	2028	49	3	62	2	534	10
September	2012			$200	(2) (6)	Class VII	—	—	—	—	—	—	—	—	202
September	2012			$1,200	(2) (4) (6)	Class VIII	—	—	—	—	—	—	809	800	413
October	2012		US$	130	(2) (5) (6)	Class IX	—	—	—	—	—	—	—	—	853
October and December	2012		US$	552	(2) (4) (5) (6) (8)	Class X	Fixed	6.25%	2016	—	7,258	4,690	59	3,587	45
November and December	2012			$2,110	(2) (4) (6) (8)	Class XI	BADLAR plus 4,25%	24.76%	2017	1,055	1,129	2,110	70	2,110	64
December and March	2012	/3		$2,828	(2) (4) (6) (8)	Class XIII	BADLAR plus 4,75%	25.52%	2018	2,828	25	2,828	23	2,828	22
March	2013			$300	(2) (6)	Class XIV	—	—	—	—	—	—	—	—	304
March	2013		US$	230	(2) (5) (6)	Class XV	—	—	—	—	—	—	—	—	1,497
March	2013			$300	(2) (6)	Class XVI	—	—	—	—	—	—	—	—	303
April	2013			$2,250	(2) (4) (6) (8)	Class XVII	BADLAR plus 2,25%	22.68%	2020	2,250	91	2,250	89	2,250	83
April	2013		US$	59	(2) (5) (6)	Class XVIII	—	—	—	—	—	—	502	397	—
April	2013		US$	89	(2) (5) (6)	Class XIX	Fixed	1.29%	2017	1,156	3	757	2	579	1
June	2013			$1,265	(2) (4) (6)	Class XX	BADLAR plus 2,25%	23.01%	2020	1,265	12	1,265	11	1,265	10
July	2013			$100	(2) (6)	Class XXI	—	—	—	—	—	—	—	—	101
July	2013		US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	630	162	515	107	510	89
October	2013		US$	150	(2) (6)	Class XXIV	Libor plus 7,50%	7.77%	2018	802	471	825	311	860	125
October	2013			$300	(2) (6)	Class XXV	—	—	—	—	—	—	314	300	13
December, February and December	2013	/5	US$	862	(2)	Class XXVI	Fixed	8.88%	2018	11,057	33	4,899	16	3,251	10
December	2013			$150	(2) (6)	Class XXVII	—	—	—	—	—	—	—	—	151
April and February	2014	/5	US$	1,325	(2)	Class XXVIII	Fixed	8.75%	2024	17,212	364	8,501	180	—	—
March	2014			$500	(2) (6) (8)	Class XXIX	BADLAR	20.69%	2020	500	7	500	7	—	—
March	2014			$379	(2) (6)	Class XXX	—	—	—	—	—	—	384	—	—
June	2014			$201	(2) (6)	Class XXXI	—	—	—	—	—	—	205	—	—
June	2014			$465	(2) (6)	Class XXXII	BADLAR plus 3,2%	23.92%	2016	—	157	155	316	—	—
June	2014		US$	66	(2) (5) (6)	Class XXXIII	Fixed	2.00%	2017	287	574	563	1	—	—
September	2014			$1,000	(2) (6) (8)	Class XXXIV	BADLAR plus 0,1%	20.83%	2024	1,000	56	1,000	54	—	—
September	2014			$750	(2) (4) (6)	Class XXXV	BADLAR plus 3,5%	24.23%	2019	750	49	750	47	—	—
February	2015			$950	(2) (8) (6)	Class XXXVI	BADLAR plus 4,74%	25.37%	2020	950	95	—	—	—	—
February	2015			$250	(7) (2) (6)	Class XXXVII	BADLAR plus 3,49%	25.75%	2017	250	9	—	—	—	—
April	2015			$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4,75%	25.31%	2020	935	55	—	—	—	—
April	2015		US$	1,500	(2)	Class XXXIX	Fixed	8.50%	2025	19,369	1,111	—	—	—	—
July	2015			$500	(2)	Class XL	BADLAR plus 3,49%	23.74%	2017	500	26	—	—	—	—
September	2015			$1,900	(2)(8)	Class XLI	BADLAR	21.69%	2020	1,900	112	—	—	—	—
September	2015			$1,697	(2) (4)	Class XLII	BADLAR plus 4%	25.69%	2020	1,697	119	—	—	—	—
October	2015			$2,000	(2) (8)	Class XLIII	BADLAR	21.06%	2023	2,000	83	—	—	—	—
December	2015			$1,400	(2)	Class XLIV	BADLAR plus 4,75%	29.31%	2018	1,400	25	—	—	—	—
Metrogas
January	2013		US$	177		Series A-L	Fixed	8.88%	2018	1,906	2	1,186	1	840	—
January	2013		US$	18		Series A-U	Fixed	8.88%	2018	183	—	120	—	91	—
Gas Argentino															—
March	2013		US$	57		Series A-L	—	—	—	—	—	347	76	262	—
March	2013		US$	1		Series A-U	—	—	—	—	—	7	—	10	—

										71,931	12,031	33,330	3,586	20,474	4,296

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 8,000 million.
(3)	Interest rate as of December 2015.
(4)	The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Until the course of twelve months since the date of issuance and liquidation to a fixed nominal annual rate of 25.75%; and from the course of twelve months since the date of issuance and liquidation and until the date of maturity of the negotiable obligations to a variable nominal annual rate of BADLAR plus 3.49%.
(8)	Negotiable Obligations classifying as productive investment, computable as such for purposes of subsection 35.8.1, paragraph K of General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervision Bureau.

6.k) Accounts payable:

	2015		2014		2013
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	204	38,782	66	28,522	153	18,553
Investments in companies with negative shareholders’ equity	—	1	—	2	—	127
Extension of Concessions	340	412	332	884	275	1,036
Guarantee deposits	8	467	—	418	8	328
Miscellaneous	73	317	168	580	34	268

	625	39,979	566	30,406	470	20,312

(1)	For more information about related parties, see Note 12.

6.l) Revenues:

	2015	2014	2013
Sales(1)	159,387	147,020	92,978
Production incentive program (Note 11.c)	1,988	—	—
Revenues from construction contracts	455	419	312
Turnover tax	(5,694)	(5,497)	(3,177)

	156,136	141,942	90,113

(1)	Includes 12,345, 7,762 and 4,289 for the year ended on December 2015, 2014 and 2013, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment. See Note 11.c).

6.m) Cost of sales:

	2015	2014	2013
Inventories at beginning of year	13,001	9,881	6,922
Purchases for the year	33,886	35,951	25,846
Production costs	85,550	68,840	42,980
Translation effect	6,358	2,821	2,227
Inventories at end of year	(19,258)	(13,001)	(9,881)

Cost of sales	119,537	104,492	68,094

6.n) Expenses:

	2015							2014		2013
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total		Total		Total
Salaries and social security taxes	7,566	2,065		1,207	224	11,062		8,031		5,906
Fees and compensation for services	775	1,378	(2)	280	24	2,457		1,940		1,361
Other personnel expenses	2,303	277		121	42	2,743		1,986		1,370
Taxes, charges and contributions	1,144	259		2,885	—	4,288	(1)	5,660	(1)	3,893	(1)
Royalties, easements and canons	11,932	—		17	28	11,977		9,544		5,871
Insurance	831	38		56	—	925		792		592
Rental of real estate and equipment	3,360	33		394	2	3,789		2,950		1,956
Survey expenses	—	—		—	504	504		251		77
Depreciation of fixed assets	25,706	382		597	—	26,685		19,936		11,236
Amortization of intangible assets	185	117		21	—	323		469		197
Industrial inputs, consumable materials and supplies	3,801	27		88	5	3,921		3,522		2,143
Operation services and other service contracts	6,261	237		546	—	7,044		5,908		3,043
Preservation, repair and maintenance	14,231	248		322	24	14,825		11,812		7,959
Unproductive exploratory drillings	—	—		—	1,425	1,425		1,265		514
Transportation, products and charges	4,796	25		3,756	—	8,577		6,881		4,805
Provision for doubtful trade receivables	—	—		(99)	—	(99)		169		118
Publicity and advertising expenses	—	395		292	—	687		710		265
Contractual commitments	31	—		—	—	31		52		174
Fuel, gas, energy and miscellaneous	2,628	105		616	195	3,544		3,640		2,586

Total 2015	85,550	5,586		11,099	2,473	104,708

Total 2014	68,840	4,530		10,114	2,034			85,518

Total 2013	42,980	2,686		7,571	829					54,066

(1)	Include approximately 1,220, 1,775 and 1,757 corresponding to export withholdings for years ended December 2015, 2014 and 2013, respectively.
(2)	Includes 140 of YPF’s Directors and Statutory Auditor’s fees and remunerations for all concepts. On April 30, 2015, the General Ordinary and Extraordinary Shareholder’s meeting of YPF decided to ratify fees for the year 2014 for 123 and decided to approve as fees and remunerations for all concepts in advance for the year 2015 the sum of approximately 146.

The expense recognized in the consolidated statements of comprehensive income related to research and development activities during the years ended December 31, 2015, 2014 and 2013 amounted to 270, 215 and 83, respectively.

6.o) Other operating results, net:

	2015	2014	2013
Lawsuits	(1,188)	(2,034)	(1,069)
Environmental remediation from YPF Holdings Inc.	(162)	(214)	(201)
Impairment of fixed assets and intangible assets (Note 1.c)	(2,535)	—	—
Temporary economic assistance (1)	711	—	—
Sale of extension of “La Ventana” and “Magallanes” concession agreement (Note 2)	—	428	—
Construction incentive (2)	621	233	169
Insurance (Note 11.b)	371	—	1,479
Miscellaneous	1,329	557	(151)

	(853)	(1,030)	227

(1)	Corresponds to the temporary economic assistance received by Metrogas S.A. ordered by the Argentine Energy Secretariat in Resolution No. 263/2015 (see Note 11.c).
(2)	Corresponds to the incentive to Argentine manufacturers of capital goods received by A-Evangelista S.A. under the provisions of Executive Order No. 379/2001 of the Argentine Ministry of Economy.

6.p) Financial results, net:

	2015	2014	2013
Financial income
Interest income	1,638	1,029	821
Exchange differences	25,625	10,272	7,919

Total financial income	27,263	11,301	8,740

Financial loss
Interest loss	(8,618)	(5,456)	(2,514)
Financial accretion	(1,987)	(1,880)	(1,319)
Exchange differences	(5,411)	(2,490)	(2,175)

Total financial loss	(16,016)	(9,826)	(6,008)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	446	297	103
Gains on derivative financial instruments	464	—	—

Total other financial results	910	297	103

Other financial results, net	12,157	1,772	2,835

7.	INVESTMENTS IN COMPANIES AND JOINT OPERATIONS

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in affiliated companies and joint ventures as of December 31, 2015, 2014 and 2013:

	2015	2014	2013
Amount of investments in affiliated companies	1,248	757	227
Amount of investments in joint ventures	3,136	2,432	1,909
Provision for impairment of investments in companies	(12)	(12)	(12)

	4,372	3,177	2,124

Investments in companies with negative shareholders’ equity are disclosed in “Accounts payable”.

The main changes that affected the amount of the investments previously mentioned, during the fiscal years ended December 31, 2015, 2014, and 2013 are the following:

	2015	2014	2013
Amount at the beginning of year	3,177	2,124	1,914
Acquisitions and contributions	163	448	153
Loss from investments in companies and joint ventures	318	558	353
Translation differences	999	470	470
Reclassification of investments in companies with negative shareholders’ equity	(1)	(125)	123
Distributed dividends	(280)	(299)	(280)
Other movements	(4)	1	(609	)(1)

Amount at the end of year	4,372	3,177	2,124

(1)	Includes, among others, the movements related to Pluspetrol Energy SA split-off.

Note 16 provides information of investments in companies.

The following table shows the main magnitudes of net results from the Group’s investments in companies, calculated according to the equity method, for the fiscal year ended on December 31, 2015, 2014 and 2013. YPF has made adjustments, where applicable, to the amounts reported by such companies in order to comply with the accounting principles used by such companies to those used by the Company:

	Affiliated companies				Joint ventures
	2015	2014	2013		2015	2014	2013
Net Income	321	234	63	(1)	(3)	324	290
Other comprehensive income	50	18	120		949	452	350

Comprehensive income for the year	371	252	183		946	776	640

(1)	Includes 156 corresponding to the comprehensive income generated in business combination with GASA and YPF Energía Eléctrica S.A. (see Note 2).

Additionally, the Group participates in joint operations and other agreements which give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts. Interest in such joint operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in Joint Operations have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as management information available.

The exploration and production joint operations and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interest, consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

Note 17 discloses the most relevant Joint Operations and other agreements on which the Company participates, and their operation nature.

The assets and liabilities as of December 31 2015, 2014 and 2013, and expenses for the three fiscal years ended on December 31, 2015, 2014 and 2013 of the Joint Operations and other agreements are as follows:

	2015	2014	2013
Noncurrent assets	47,322	22,439	9,472
Current assets	944	1,295	661

Total assets	48,266	23,734	10,133

Noncurrent liabilities	4,593	3,129	2,342
Current liabilities	6,391	4,641	1,247

Total liabilities	10,984	7,770	3,589

	2015	2014	2013
Production Cost	12,959	9,047	4,647
Exploration expenses	395	672	43

8.	SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of December 31, 2015, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31 2015, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enforcement of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of YPF owned by Repsol, its controlled or controlling entities, representing the 51% of YPF’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation will be distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

According to reports by Repsol to the BCBA dated May 7, 2014, Repsol sold to Morgan Stanley & Co. LLC and 11.86% of the capital stock of YPF, represented by 46,648,538 ordinary shares Class D, ceasing to be a shareholder of the company after such transaction.

On April 30, 2015, a General Ordinary and Extraordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2014 and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2014: (i) appropriate the amount of 120 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report of the consolidated financial statements for the year ended December 31, 2014 giving to the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (ii) to appropriate the amount of 8,410 to constitute a reserve for investment in accordance with the article 70, third paragraph of the Law No. 19,550 of Argentine Corporations as amended; and (iii) the appropriation to a reserve for future dividends in an amount of 503, empowering the Board of Directors to determine the opportunity of payment which should not exceed the ending of the present fiscal year. On June 8, 2015, the Board of Directors decided to pay a dividend of 1.28 pesos per share for the amount of 503 which was available for shareholders on July 28, 2015.

During the fiscal years ended 2015, 2014 and 2013, YPF has repurchased 382,985, 634,204 and 1,232,362 shares for a total amount of 120, 200 and 120, respectively, and has settled 623,350, 563,754 and 479,174 shares to the beneficiaries of the Share-Based Benefit Plan, respectively, in order to fulfill the Share-Based Benefit Plans mentioned in Note 1.b.10.iii). The cost of such repurchases is accounted in equity in the “Acquisition cost of treasury shares” account, while the nominal value and the adjustment due to the monetary restatement effect pursuant Previous Argentine GAAP have been reclassified from Subscribed Capital and Adjustments to Contributions accounts to “Treasury shares” and “Adjustment to treasury shares”, respectively.

9.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	2015	2014	2013
Net income	4,579	9,002	5,125
Average number of shares outstanding	392,101,191	392,136,465	392,789,433
Basic and diluted earnings per share	11.68	22.95	13.05

Basic and diluted earnings per share are calculated as shown in Note 1.b.13.

10.	PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIRONMENTAL LIABILITIES

The Group is party to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting standards, certain loss contingencies, are subject to change as new information develops and results of the presented evidence is obtain, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

As of December 31, 2015, the Group has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 10,524. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

Additionally, YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing as of December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external legal advisors, has recorded a provision considering its best estimation, based on the information available as of the date of the issuance of these consolidated financial statements, including counsel fees and judicial expenses.

Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Export Administration”). On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

As a result of the resolution mentioned before, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Resolution of the Secretariat of Energy No. 599/2007, 172/2011 and Resolution ENARGAS No. 1410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”). On December 9, 2015, the ENARGAS rejected YPF´s challenged Resolution N° 1410/2010. YPF is evaluating the course of action.

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected the arguments of this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries. On March 20, 2009 AESU formally notified the termination of the contract. On April 6, 2009, YPF promoted an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“Sulgás”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date YPF was notified by the ICC of an arbitration process initiated by AESU and Sulgás against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately US$ 1,052 million.

Additionally, YPF was notified of the arbitration process brought by TGM at the ICC, claiming YPF the payment of approximately US$ 10 million plus interest up to the date of effective payment, in connection with the payment of invoices related to the Transportation Gas Contract entered into in September 1998 between YPF and TGM, associated with the aforementioned exportation of natural gas contract signed with AESU. On April 8, 2009 YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract based on its termination rights upon the termination by AESU and Sulgás of the related natural gas export contract. In turn, YPF had initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, who requested the full rejection of YPF claims and deduced counterclaim against YPF asking the Arbitration Tribunal to condemn YPF to compensate TGM for all present and future damages suffered by TGM due to the extinction of the Transportation Gas Contract and the Memorandum of Agreement dated on October 2, 1998 by which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion; and to condemn AESU-Sulgás -in the case the Arbitration Tribunal finds that the termination of the Gas Contract occurred due to the failure of AESU or Sulgás- jointly and severally to indemnify all damages caused by such termination to TGM. Additionally, on July 10, 2009 TGM increased the amount of its claim to US$ 17 million and claimed an additional amount of approximately US$ 366 million for loss of profits, both considered inappropriate by YPF, and thus, rejected in its answer to such additional claim.

On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. On April 19 and 24, 2012, AESU and SULGAS presented new evidence claiming their admission in the arbitration process. YPF and TGM made their observations about the evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such evidence and ruled that the evidence would be accepted if the Tribunal considered it necessary.

On May 24, 2013 YPF was notified of the partial award decreed by a majority in the ICC Arbitration “YPF vs. AESU and TGM” whereby YPF was deemed responsible for the termination in 2009 of natural gas export and transportation contracts signed with AESU and TGM. Such award only decides on the liability of the parties, leaving the determination of the damages that could exist subject to the subsequent proceedings before the same Tribunal. Moreover, the Tribunal rejected the admissibility of “deliver or pay” claims asserted by Sulgás and AESU for the years 2007 and 2008 for a value of US$ 28 million and for the year 2006 for US$ 2.4 million.

On May 31, 2013 YPF filed with the Arbitration Tribunal a writ of Nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed a complaint appeal with the Argentinian Court in Commercial matters. On October 24, 2013, the Argentinian Court in Commercial matters declared its incompetency and submitted the file to the Federal Contentious Administrative Tribunal. On December 16, the acting prosecutor issued an opinion supporting the jurisdiction of the court.

Besides, on October 17, 2013 the Arbitration Tribunal decided to resume the arbitration and set a procedural schedule for the damages stage, which shall be developed along 2014 for which the reports of the experts proposed by the parties occurred.

On December 27, 2013, the Federal Contentious Administrative Tribunal hearing Administrative Litigation matters was moved to grant the reconsideration motion from denial on appeal, then sustaining the appeal for procedural violations and declaring that the grant thereof shall have stay effects in connection with the arbitration process. In addition, the court was moved to grant, until the appeal for procedural violations is finally admitted, a restrictive injunction to prevent the development of the arbitration process while a decision on the reconsideration motion from denial on appeal and on the appeal for procedural violations filed by YPF is pending. On October 7, 2014, the Federal Court of Appeals hearing Administrative Litigation matters, besides its jurisdiction in the application of the writ of nullity, ordered the suspension of the court calendar related to the second stage of its arbitration process until a final court decision was rendered on the writ of nullity filed by YPF against the arbitral award on adjudication of liability. On October 8, 2014, the Arbitration Tribunal was served with notice of the decision rendered by the said Federal Court of Appeals and on October 31, 2014, the Arbitration Tribunal determined to suspend the arbitration process until February 2, 2015. On November 5, 2014, YPF was notified of the extraordinary appeal filed by TGM against the resolution of suspension of the court schedule issued by the mentioned Federal Contentious Administrative Tribunal. YPF answered such appeal on November 19, 2014; and on December 30, 2014, the Federal Contentious Administrative Tribunal dismissed the extraordinary appeal filed by TGM. On April 24, 2015, the arbitration tribunal resumed the proceedings and invited the parties to consult with each other regarding the continuation of the arbitration and to provide joint or individual report on next steps. YPF notified the Federal Contentious Administrative Tribunal of the decision on April 27, 2015 given that its order to suspend the arbitration proceedings was in effect. On July 2, 2015 the Arbitration Tribunal ordered hearings for the second stage of arbitration to take place on November 16 and 17 of 2015. Although the Federal Contentious Administrative Tribunal ordered the suspension of the second stage of the arbitration, the hearings proceeded without the presence of TGM and YPF. Dated December 4, 2015, YPF presented a document to the Arbitration Tribunal claiming the nullity of the mediation. On December 23, 2015, the Federal Contentious Administrative Tribunal granted the nullity request and vacated the partial arbitral award. On the same date, YPF notified the Arbitration Tribunal of the decision and requested the termination of the arbitration proceeding. On February 3, 2016 TGM filed an extraordinary appeal against the Federal Contentious Administrative Tribunal ruling to the Supreme Court of Justice. On February 2, 2016 AESU and SULGAS filed a nullity request against the Federal Contentious Administrative Tribunal ruling.

On the other hand, AESU filed a motion to the Uruguayan courts demanding the nullity of the Arbitration Tribunal’s decision ordering the suspension of the arbitration proceedings and a restrictive injunction to prevent YPF from interrupting the development of the arbitration. AESU is trying to notify the various decisions rendered by the Uruguayan courts through letters rogatory and YPF has objected to such notification and also before the Argentine courts involved therein on the grounds of formal defects in such intended notification and also arguing that Uruguayan courts have no competence to deal with matters of this kind. On July 16, 2015 the Federal Contentious Administrative Tribunal 3 rejected one of the judicial petitions through which AESU tried to serve the nullity petition of the Arbitration Tribunal that declared the suspension of the Arbitration. On September 4, 2015 AESU requested an appeal. On December 23, 2015 the Federal Contentious Administrative Tribunal rejected the appeal and confirmed the resolution of the lower court.

On January 10, 2014, YPF was served with the complaint for damages filed by AESU with the Arbitration Tribunal claiming a total amount of US$ 815.5 million and also with the complaint for damages filed by TGM with the Arbitration Tribunal claiming a total amount of US$ 362.6 million. On April 25, 2014, YPF filed a reply to the complaint for damages with the Arbitration Tribunal rejecting the alleged sums claimed by TGM and AESU based on the fact that the said amounts are disproportionate due to errors in the technical valuations attached. On July 8, 2014, TGM filed an answer to the reply with the Arbitration Tribunal, which was in turn responded to by YPF on September 23, 2014 by filing a second answer thereto.

Considering the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the arbitral award, the Company has accrued its best estimate with respect to the amount of the claims.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages, which were claimed in a note addressed to YPF during November 2011. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. After that, TGN filed the lawsuit claiming for damages mentioned above. The total amount claimed by TGN amounts to approximately US$ 207 million of these consolidated financial statements. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint initiated before ENARGAS. On the trial for the collection of bills, on September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above.

Regarding the previously mentioned issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Sulgás/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

On April 3, 2013 the complaint for damages brought by TGN was notified whereby TGN claimed YPF the amount of US$ 142 million, plus interests and legal fees for the termination of the transportation contract, and notified that YPF shall have 30 days to file and answer thereto. On May 31, 2013 YPF answered the claim requesting the dismissal thereof. On April 3, 2014 the evidence production period commenced for a 40-days lapse, and the court notified the parties that they shall submit a copy of evidence offered by them to create exhibit binder. As of the date of issuance of these consolidated financial statements, evidence offered by the parties is being produced.

In addition, Nación Fideicomisos S.A. (NAFISA) had initiated a claim against YPF in relation to payments of applicable fees for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without arriving to an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction (as the Company did in the proceeding against TGN), the accumulation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility. On the same date, was also submitted in the trial “TGN vs. YPF” similar order of accumulation. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013, such court dismissed the direct appeal filed by YPF. In turn, on November 19, 2013 YPF submitted an ordinary appeal before the National Supreme Court of Justice and on November 27, an extraordinary appeal was lodged, also before the Supreme Court. The ordinary appeal was granted and YPF timely filed the grounds of such appeal. On September 29, 2015, the Supreme Court upheld YPF’s appeal and reversed the resolution issued by the Federal Contentious Administrative Court – Division IV – on the grounds that ENARGAS lacks legal capacity to participate in these proceedings as the parties are not subject to the Gas Law.

YPF’s Management has accrued its best estimate with respect to the claims mentioned above. As of December 31, 2015, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

Users and Consumers’ Association claim:

The Users and Consumers Association claimed (originally against Repsol YPF before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 1997 and 1997 to 2001. The claim amounts 91 for the period 1993 to 1997 (this sum brought up-to-date, would be approximately 502), together with an undetermined amount for the period 1997 to 2001. In the response to the claim, YPF requested the application of the statute of limitations since at the date of the extension of the claim, the two-year limit had already elapsed.

On December 28, 2015, the lower court rendered judgment admitting the claim seeking compensation for the term between 1993 to 1997 filed by Users and Consumers Association against YPF S.A. and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the expert witness in the settlement period) to the Energy Secretariat, to be allocated to the trust fund created by Law No. 26.020.

The judgment dismissed the claim for the items corresponding to the 1997-2001 period considering the dominant position of YPF in the domestic bulk LPG market was not sufficiently proved. The Company appealed the decision of the lower court.

Finally, the judgment dismissed the complaint against Repsol as Repsol YPF S.A. had no equity interest in YPF S.A., nor any other kind of relation with YPF from 1993 to 1997, period in which the plaintiffs claim YPF abused its dominant position.

The updated judgment amount as of the date of these financial statements amounts to about 503 plus court costs.

Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these financial statements.

La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution No. 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law No. 24,145. YPF has provisioned the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, will be recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government. On December 18, 2014 the Argentine Government was cited, by notification of the demand and its extensions, by letter to the Ministry of Federal Planning. In addition to the aforementioned, the Company has other 24 judicial active claims against it with total claims amounting to approximately 19. Additionally, YPF is aware of the existence of other out of court claims which are based on similar allegations.

Other claims and environmental liabilities:

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 27,809 as of December 31, 2015, the Group has accrued 3,020 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Group’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

Environmental liabilities of YPF Holdings Inc.

1.	Introduction

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. (hereinafter mentioned as “YPF Holdings Inc.” or “YPF Holdings”). These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent reasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“TS”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things.

Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and TS.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

YPF Holdings Inc.’s management believes it has adequately provisioned for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such provisions in the future. The most significant contingencies are described in the following paragraphs:

2. Environmental Issues relating to Lister site and Passaic River

2.1 Environmental administrative Issues relating to the lower 8 miles of the Passaic River

•	Newark, New Jersey

A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedial plan has been completed and paid for by TS. This project is in the operation and maintenance phase.

•	Passaic River, New Jersey

Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which TS has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by reason of an administrative arrangement dated 2007 (the “2007 AOC”) with about 70 companies (including Occidental and TS). Under the 2007 AOC, the lower 17 miles of the Passaic River, from the mouth at Newark Bay to Dundee Dam, should be subjected to a Remedial Investigation / Feasibility Study (“RI/FS”). Participants of the 2007 AOC are discussing the possibility of conducting additional remedial works with the EPA. The entities that have agreed to fund the RI/FS have negotiated an interim allocation of

RI/FS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”).

On May 29, 2012, Occidental, Maxus and TS withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River - Mile 10.9 - Removal Action”. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG does not change its obligations under the 2007 AOC. The RI/FS concerning the 2007 AOC is expected to be completed by 2016 together with the filing with the EPA by the CPG of a preliminary report containing its recommendation as to preferred remediation. EPA will have to assess such recommendation and then render an opinion in this connection. This process may take from 12 to 18 months. After an agreement is reached by the CPG and the EPA on preferred remediation, the report will be published for public opinion, which will be considered for the purpose of issuing a Record of Decision or final decision on remediation.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area. For this reason, during the first half of 2011, Maxus and TS signed with the EPA, on behalf of Occidental, an Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. In the second half of 2014, TS submitted to the EPA its report (thus completing phase 1) and still expects the EPA’s comments on the proposed work plan. TS estimates that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to be completed once EPA authorizes phase 2 (the work plan).

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by TS under the 2004 AOC. TS proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. The parties have not agreed to TS’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

In December 2005, the DEP issued a directive to TS, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including TS and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, TS and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, TS declined to extend this agreement.

•	Removal Action Next to Lister Avenue Site

During June 2008, the EPA, Occidental, and TS entered into an AOC (“Removal AOC from 2008”), pursuant to which TS (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and TS received written confirmation of completion in March 2013. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC from 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could increase or decrease over time if the anticipated cost of completing the removal work contemplated by the Removal AOC from 2008 changes. During the sediment removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed.

The 2014 FFS published on April 11, 2014 provides that phase two of the removal action contemplated by the Removal AOC shall be implemented in a manner consistent with the FFS. By letter of September 18, 2014, the EPA requested that TS submit a work plan to conduct additional sampling of the Phase II area. The sampling was completed in the first quarter of 2015 and TS is expected to present the validated results to the EPA during 2016.

2.2 Feasibility Study for the environmental remediation of the lower 8 miles of the Passaic River

•	First draft - Year 2007

On June 2007, EPA released a draft Focused Feasibility Study (the “FFS 2007”). The FFS 2007 outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping. TS, in conjunction with the other parties working under the CPG, submitted comments over legal and technical defects of the FFS 2007 to EPA. As a result of all the comments received, EPA withdrew FFS 2007 in order to modify it and give more consideration to comments. On November 14, 2013 at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives considered in the FFS 2007, that consisted of four alternatives: (i) no action; (ii) deep dredging of 9.7 million cubic yards during 12 years (cost: US$ 1.4 billion to US$ 3.5 billion, depending in part on whether the dredged sediment is disposed of in a contained aquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility); (iii) capping and dredging of 4.3 million cubic yards during 6 years (cost: US$ 1 billion to US$ 1.8 billion, depending in part on whether there is a CAD or off-site disposal; (iv) focused capping and dredging of 0.9 million cubic yards during 3 years (the alternative proposed by the CPG). The EPA indicated that it had discarded alternative (iv) and that it was currently in favor of alternative (iii).

•	Second draft - Year 2014

On April 11, 2014, the EPA published a new FFS draft (“FFS 2014”). The EPA submitted this draft for consideration for a period of public comments starting on April 21, 2014, after two extensions, the process ended on August 20, 2014.

The FFS 2014 contains the four remediation alternatives analysed by the EPA, as well as the estimation of the cost of each alternative which consist of: (i) no action, (ii) deep dredging of 9.7 million cubic yard capping (cost estimated by EPA: US$ 1.34 billion to US$ 3.24 billion, depending on the possibility of disposing dredged sediments in a contained subaquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility, or local decontamination and beneficial use); (iii) capping and dredging of 4.3 million cubic yards and placing of an engineering cap (a physical barrier mainly built with sand and stone) (cost estimated by EPA: US$ 1 billion to US$ 1.73 billion, depending on the existence of a CAD or an off-site disposal facility, or local decontamination and beneficial use); and (iv) focused dredging and filling of 1 millon cubic yard (cost estimated by the EPA: US$ 0.4 billion to US$ 0.6 billion, depending on the existence of a CAD or off-site disposal facility, or local decontamination and beneficial use). The alternative favored by EPA at the time of issuance of FFS 2014 was the third one, considering the disposal of removed material at an off-site disposal facility, with a current estimated value of US$ 1.73 billion (estimated at a 7% annual rate).

On August 20, 2014, Maxus and TS, on behalf of Occidental, submitted their comments on FFS 2014 to EPA. The main arguments offered by Maxus, TS and Occidental in the comments about the FFS were as follows:

•	The FFS is not a legally authorized process to select the type and size of the remediation proposed by the EPA for the 8 miles of the lower Passaic River.

•	The FFS is based on a flawed site design.

•	The FFS overstates the issues of human health and ecological risk.

•	The proposed plan is not executable and not economically reasonable in cost-benefit terms.

•	Processes in Region 2 of the EPA present lack public transparency.

•	The inclusion in the remediation plan of dredging for navigational purposes is not covered by the regulation.

In addition to the comments received from Maxus and TS, EPA also received comments from about 400 other companies, institutions, government agencies, non-governmental and private organizations, including the CPG, Amtrak (federal railway company), NJ Transit, United States Army Corps of Engineers, Passaic Valley Sewerage Commission, yacht clubs, public officials, and others.

In parallel to the revision of FFS 2014, Maxus and TS have been working on a preliminary project called In-ECO, an ecological and sustainable alternative of bioremediation as a substitute to the remediation chosen by EPA in its FFS 2014. Maxus and TS submitted In-ECO to EPA in May 2014, EPA provided comments in September and Maxus and TS submitted a revision in November 2014.

EPA provided additional comments to the In ECO Statement of Work in March 2015. Tierra developed responses to those comments and submitted them in the second semester. A meeting was held in September 2015 between Tierra, its experts, and the EPA. During this meeting the final issues were resolved and laboratory studies are anticipated to begin by early 2016.

In October 2015, the federal Government Accountability Office (“GAO”) informed Maxus, Tierra and OCC that it had initiated a study on a few select Superfund sediment sites across the United States, including the Lower Passaic River, at the request of the Senate Committee on Environmental and Public Works. GAO stated that it plans to speak to EPA leadership and project managers, as well as representatives from the community and PRP groups. At this time, it is unknown what effect, if any, the GAO’s review will have on the timing or content of the Record of Decision for the FFS.

Currently, EPA is considering these comments and will issue a response before EPA makes its final decision on the remedial plan for the area, which will probably be published in a “Record of Decision” during 2016.

•	Conclusion

Based on the information available to the Company at the time of issuance of these financial statements, and also considering the uncertainties related to the different remedial alternatives and those that may be incorporated in the final proposal and their associated costs, the outcome of the discoveries and/or evidence that may be produced, the amounts previously incurred by YPF Holdings Inc. in remedial activities in the area covered by FFS, the quantity and diversity of potential responsible parties involved, and consequently the uncertainties related to the potential allocation of the removal costs, the opinion of external legal advisors, and the limit over its liability that YPF could have as indirect controlling shareholder of Maxus, it is not possible to reasonably estimate a loss or range of a loss on the mentioned matters, and therefore the Company has not recorded a provision for these matters.

2.3 Environmental Administrative Issues concerning to the lower 17 miles of the Passaic River

•	Passaic River Mile 10.9 Removal Action

In February 2012, the EPA issued to the Cooperating Parties Group (“CPG”), of which TS then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of 2, 3, 7, 8 TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9 (“RM 10.9”), comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that approximately 16,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision.

On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties. Occidental, Maxus and TS refused to sign this AOC since they failed to agree with the other parts of the CPG regarding the way of assigning the estimated cost of the removal action. On June 25, 2012, EPA addressed to Occidental the order, pursuant to section 106 of CERCLA, to participate and cooperate with the CPG members who had signed the AOC RM 10.9. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of TS’s dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. EPA, by letter of September 26, 2012, advised that it will be necessary for EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order.

On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. Therefore, the EPA notified OCC, Maxus and TS that other options would be discussed in order to determine how to comply with the Unilateral Administrative Order, which ends in a petition to constitute a financial guarantee. TS, on behalf of Occidental, worked during the first four-month period in 2014 to prepare a proposal for the EPA in connection with RM 10.9. In March 2014, TS sent a work schedule to conduct certain studies, which were conditionally accepted by the EPA. The fieldwork for this research was undertaken in August and an additional field investigation was initiated in December 2014 and was completed in February 2015. TS presented to the EPA its report regarding the pipelines during March 2015. EPA extended the deadline for the fulfillment of the financial guarantee to March 2014 and then extended the deadline indefinitely.

•	Feasibility Study for the lower 17 miles of the Passaic River

Notwithstanding what is discussed above, the lower 17 mile section of the Passaic River, from the mouth at Newark Bay to the Dundee Dam, is the subject of the Remedial Investigation/Feasibility Study contemplated in AOC 2007, with completion was expected for 2015, after which EPA would choose a remediation action that will be made public in order to receive comments.

It is anticipated that the remediation and feasibility study will be completed during 2016 or thereafter.

The CPG submitted the Draft Remedial Investigation and Feasibility Study for the Lower 17 miles of the Passaic River during the first semester of 2015. Separate sections were submitted over a nine-month period from February to October 2015. The CGP draft offers potential alternatives to the EPA’s FFS, which comprises the lower 8 miles of the Passaic River. The EPA may or may not consider this report as they continue to address comments to the FFS. As of the date of this annual report, the EPA has not submitted any comments.

2.4 Trial for the Passaic River

On the other hand, and in relation to the alleged contamination related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas in December 2005 the DEP sued YPF Holdings, TS, Maxus and several companies, besides Occidental. The DEP sought remediation of natural resources damaged and punitive damages and other matters. The defendants made responsive pleadings and filings.

In March 2008, the Court denied motions to dismiss by Occidental, TS and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Anticipating this considerable expansion of the number of parties in the litigation, the Court appointed a Special Master to assist the court in the administration of discovery.

In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and TS filed their responses. In October 2010, a number of public third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011.

In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contained the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials (“Tracks”) which totalized nine Tracks considered as individual trials. In phase one would be determined liability and phase two will determine damages. Regarding the sub-stages: (a) sub-stages I to III (Tracks I to III) correspond to damage claimed by Occidental and the State of New Jersey; (b) sub-stages IV to VII (Tracks IV to VII) correspond to liability by alter ego and fraudulent conveyance with respect to YPF, Maxus and Repsol and to the liability of third parties to Maxus; (c) sub-stage VIII (Track VIII) corresponds to damages claimed by the State of New Jersey; (d) sub-stage IX (Track IX) is the percentage of liability that would correspond to Maxus for the cleanup and remediation costs.

Specifically, sub-stage III (Track III) will determine the extent of Maxus’ liability for the operation of the Lister Site; sub-stage IV (Track IV) will determine the possible scope of YPF and Repsol’s liability for damages to the Lister Site (alter ego and fraudulent conveyance).

Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against TS on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation cannot be made if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that TS has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site; and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site. The Special Master called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol S.A., YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no agreement was reached.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act of New Jersey. In the first quarter of 2012 Maxus, Occidental and plaintiffs submitted their respective briefs. Oral arguments were heard on May 15 and 16, 2012. The Judge held that Maxus and TS have direct liability for the contamination generated into the Passaic River. However, volume, toxicity and cost of the contamination were not verified (these issues will be determined in a later phase of the trial). Maxus and TS have the right to appeal such decision.

On September 11, 2012 the Court issued the track VIII order. The track VIII order governs the process by which the Court would conduct the discovery and trial of the State’s damages against Occidental, Maxus and TS (caused by the Diamond Alkali Lister Avenue plant). Under the order, the trial for the first phase of track VIII was scheduled to commence in July 2013. However, this schedule has been changed by the following occurrence.

On September 21, 2012, Judge Lombardi (trial judge) granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants.

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State filed its fourth Amended Complaint. The principal changes to the State’s pleading concern the State’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there were three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine Government’s Mosconi Report. On October 25, 2012, the parties to the litigation agreed to a Consent Order, subject to approval by Judge Lombardi, which, in part, extended the deadline for YPF to respond to the State’s and Occidental’s new pleadings by December 31, 2012, extends fact deposition discovery until April 26, 2013, extends expert discovery until September 30, 2013, and sets trial on the merits for certain allegations for February 24, 2014, date on which it lost effectiveness as it was replaced by subsequent court orders.

During the fourth quarter of 2012 and the first quarter of 2013, YPF, YPF Holdings, Maxus and TS together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State of New Jersey. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. YPF, YPF Holdings, Maxus and TS approved in Boards of Directors the authorization to sign the settlement agreement (the “Agreement”) above mentioned. The proposal of the Agreement, which did not imply endorsement of facts or rights and that it is presented only with conciliatory purposes, was subject to an approval process, publication, comment period and court approval. According to the terms of the Agreement, the state of New Jersey would agree to solve certain claims related with environmental liabilities within a geographic area of the Passaic River, New Jersey, United States of America, initiated against YPF and certain subsidiaries, recognizing to YPF and other participants in the litigation, a limited liability of US$ 400 million, if they are found responsible. In return, Maxus would make cash payment of US$ 65 million at the time of approval of the Agreement.

In September 2013, Judge Lombardi published its Case Management order XVIII (“CMO 18”), which provides a schedule for approval of the settlement agreement. Pursuant to the CMO 18, the court heard oral arguments on December 12, 2013, after which, Judge Lombardi ruled the rejecting of Occidental’s claims and approved the settlement agreement. On January 24, 2014, Occidental appealed the approval of the settlement agreement. Notwithstanding, on February 10, 2014, in compliance with the settlement agreement, Maxus made a deposit of US$ 65 million in an escrow account. Occidental appealed Judge Lombardi’s decision approving the settlement agreement, which was dismissed. Later, on April 11, 2014 Occidental notified the parties that it would not seek an additional revision of Judge Lombardi’s decision approving the settlement agreement.

Likewise, on June 23, 2014, lawyers of the State of New Jersey reported that Occidental and the State of New Jersey reached an understanding about the general terms and conditions for a settlement agreement that would end the Track VIII proceedings; and on August 20, 2014 they reported that an agreement had been reached on the text of such settlement agreement.

On July 22, 2014, the Court issued the following:

(a) Case Management Order No. XXIII to conduct the proceedings, establishing a schedule for the first phase of Track IV (related to claims by Occidental alleging “alter ego” between Maxus and its shareholders, and the transfer of assets to YPF and Repsol).

(b) a court Order for the process of approval of the agreement between the State of New Jersey and Occidental, which established a schedule for the approval of the agreement between Occidental and the State of New Jersey.

On December 16, 2014, the Court approved the Settlement Agreement whereby the State of New Jersey agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, New Jersey, United States of America, in consideration for the payment of US$ 190 million in three installments, the last payable on June 15, 2015; and a sum amounting up to US$ 400 million if the State of New Jersey had to pay its percentage for future remedial actions.

On January 5, 2015, Maxus Energy Corporation (“Maxus”), a subsidiary of YPF S.A., received a letter from Occidental requesting Maxus to indemnify Occidental for all the payments that Occidental agreed to pay to the State. Formerly, in 2011 the Court held that Maxus had the contractual obligation to indemnify and hold Occidental harmless from any liability under the New Jersey Spill Compensation and Control Act resulting from contaminants dumped in or from the Lister Avenue site owned by a company bought by Occidental, and with which it merged in 1986. Maxus holds that both the existence and the amount of such obligation to indemnify Occidental for the payments made to the State under the settlement agreement are pending issues that must wait for the Court decision on the Passaic River case.

In addition, on July 31, 2014 Occidental submitted its third amendment to the complaint, in replacement of the second amendment submitted in September 2012. YPF, Repsol and Maxus filed motions to limit Occidental’s third amended complaint arguing that the claims incorporated in the third amendment were not included in the second. Occidental answered that the third amendment incorporates new facts, but not new claims. On October 28, 2014 Judge Lombardi rejected Occidental’s arguments.

Also, Repsol S.A. countersued Occidental Petroleum Corporation (“Occidental”) alleging that the US$ 65 million paid by Repsol as per the agreement between Repsol, YPF, YPF Holdings, Maxus and Tierra Solutions with the State of New Jersey was paid for damages caused by (a) Diamond Shamrock Chemicals Company, for which Occidental is liable under the share purchase agreement of 1986 or (b) Occidental’s individual conduct.

On March 26, 2015, a new presiding judge was appointed for the case (Hon. Gary Furnari).

On April 15, 2015, Occidental sent Maxus a letter claiming indemnity protection under the share purchase agreement with respect to the counterclaim filed by Repsol against Occidental. On 28 April 2015, Maxus replied contesting the claims reserving all arguments and defenses regarding the SPA’s indemnification provisions.

On March 9, 2015 the Special Master issued the Case Management Order XXVI and the Case Management Order XXVII dated July 1, 2015 under which the new judge extended the deadline to complete all presentations until January 29, 2016, established a briefing schedule pursuant to which summary judgment will not be decided until late April or early May 2016, at the earliest, and included a provision that trial shall be scheduled in June 2016. Depositions of witnesses residing in the U.S. and abroad began in December 2014 in accordance with the Case Management Order XXV. Since that time about forty witnesses have been deposed, including the corporate representatives of all the parties. The issues being explored include Track IV (the alter-ego and fraudulent transfers of assets) and Track III (indemnity claims filed by OCC against Maxus). Depositions of witnesses were completed in mid-October 2015.

Notwithstanding the above, the Special Master authorized the parties to file briefs specifying any issue in respect of which each party believed that the court should authorize early summary judgment motions. The motions filed by the parties and the non-binding opinions as issued by the special judge on January 14, 2016, are summarized below:

(a) YPF filed for early summary judgment against OCC on four issues: i) dismissal of the portion of OCC’s claims for alter ego liability, based on the financing of YPF’s acquisition of Maxus shares in 1995; ii) dismissal of the portion of OCC’s claims for alter ego liability, based on the transfer of Maxus’ assets from 1995 through 1999; iii) dismissal of the portion of OCC’s liability claims based on the alleged “control” by YPF of Maxus’s Board of Directors’ decision, in 1996, to sell its subsidiaries in Bolivia and Venezuela to YPF International; and iv) dismissal of the portion of OCC’s claims for alter ego liability, based on the transfer of Maxus’ environmental liabilities to Tierra in 1996.

The Special Master’s Recommendation on YPF’s motion recommended to deny the motion on the grounds that i) the statute of repose for fraudulent transfers is not applicable to the remedy of alter ego for breach of contract and ii) a finder of fact should be permitted to consider all portions of YPF actions when determining if there is alter ego liability so dismissal of portions of these claims is inappropriate.

(b) OCC filed for early summary judgment against Maxus in relation to OCC’s claim to recover the amount of US$ 190 million (plus expenses) paid to the State of New Jersey under the settlement agreement.

The motion sought to establish that Maxus is liable for all conduct at the Lister Site, regardless of any actions taken by OCC (including the period of time that the OCC operated Lister Site). Therefore, the Special Master’s Recommendation on OCC’s motion against Maxus recommended to grant the motion on the grounds that (i) the language of the SPA was not ambiguous and required Maxus to indemnify OCC for its own conduct at the Lister Site and (ii) OCC was not estopped from seeking indemnity from Maxus for its own conduct at the Lister Site because it did not take inconsistent legal positions in prior litigations. Notwithstanding the foregoing, Occidental will have to prove the reasonableness of the US$190 million amount settled with the State of New Jersey, for which Maxus may eventually be liable.

In addition, OCC filed for early summary judgment dismissing the cross-claims of Repsol against OCC, which seek to recover from OCC the US$ 65 million payment made by Repsol to New Jersey State under the settlement agreement.

The Special Master’s Recommendation on OCC’s motion against Repsol recommended to deny the motion in part as to Repsol’s contribution claim and to grant the motion in part as to Repsol’s unjust enrichment claim, on the grounds that i) Repsol’s contribution claims are permissible under the New Jersey Spill Act even if a settlement did not fully discharge liability to the State; ii) demonstrating Repsol’s liability under the Spill Act is not a prerequisite for Repsol to receive contribution from OCC; iii) Repsol is not liable to OCC for indemnification as an alter ego of Maxus, and iv) OCC was not unjustly enriched when Repsol settled with the state.

(c) Repsol filed for early summary judgment against OCC to dismiss OCC’s cross-claims: i) to extent that OCC’s claims are based on prescribed claims for fraudulent transfers; ii) on the grounds that OCC cannot prove that it has suffered damages due to a failure to perform an agreement; iii) on the grounds that OCC cannot prove that Repsol has caused any damage even if a non-performance occurred, because OCC has alleged that Maxus became insolvent before Repsol acquired YPF in 1999; and iv) on the grounds that OCC has failed to pierce the corporate veil between YPF and Repsol.

The Special Master’s Recommendation on Repsol’s motion against OCC recommended to grant the motion on the grounds that OCC failed to set out any basis to pierce the corporate veil between YPF and Repsol, which the Special Master held OCC was required to do, and because OCC did not allege that YPF was insolvent.

(d) Maxus filed for early summary judgment against OCC to dismiss the claims for damages filed by OCC regarding costs not yet incurred by OCC (future remediation costs). YPF joined in this motion. The Special Master’s Recommendation on Maxus’s motion against OCC was to grant the motion on the grounds that OCC’s request for declaratory judgment has no basis due to the uncertainty regarding future costs.

(e) Finally, related to the claims that OCC sought to add against YPF and Repsol for tortious interference with OCC’s contractual rights under the Stock Purchase Agreement of 1986 (between Maxus and OCC), the Special Master’s recommended to deny the motion on the grounds that OCC improperly delayed in seeking to supplement its claims despite having multiple earlier opportunities to do so.

The parties appealed the Special Master’s Recommendations by February 16, 2016. The recommendations will be submitted to the trial judge who may adopt them completely, partially or refuse them and issue a new judgment. Until the court rules on these recommendations, Repsol and OCC have requested an interruption of the expert witness phase. The judge partially accepted the suspension request regarding the evidence to be produced by Repsol. Accordingly, the court will have to issue a new Case Management Order, reviewing the deadlines for the remaining phases of the process.

Furthermore, on October 23, 2015, YPF received a copy of the six reports produced by OCC regarding expert witnesses. Three of the reports are intended to fully demonstrate claims set forth by OCC under Track III. The other three are intended to defend OCC’s position in respect of Track IV. The remaining parties, including YPF, have submitted their reports regarding expert evidence and have begun with the testimony of these experts, which is expected be completed in the first quarter of 2016.

2.5.	Conclusion

As at December 31, 2015, an accrual for all matters related to the “Environmental Issues relating to Lister site and Passaic River” was recorded for a total amount of 2,665 comprising the cost of studies, the most reasonable estimation of expenses that YPF Holdings Inc. may incur for remedial activities, taking into account the impossibility of reasonably estimating a loss or loss range related to the eventual aforementioned FFS costs, considering the studies performed by TS, and the estimated costs corresponding to the Removal Agreement from 2008, as well as other matters related to Passaic River and Newark Bay. This includes the aforementioned associated legal matters. However, other potentially works may be required, including remedial measures additional to or different from those taken into account. Additionally, the development of new information, the imposition of penalties or remedial actions, or the outcome of negotiations related to the mentioned matters differing from the scenarios assessed by YPF Holdings may result in a need by this company to incur in additional costs higher than the current allowance amount accrued.

Considering the information available to YPF Holdings Inc. as of the date of issuance of these financial statements; the results of studies and testing phase; as well as the potential liability of the other parties involved in this issue and the possible allocation of the removal costs; and considering the opinion of our internal and external legal advisors, the management of the Company has not accrued additional amounts than the mentioned above and that could emerge as a result of the conclusion of the aforementioned issues and consequently to be reasonably estimated.

3. Other Environmental Administrative Issues unrelated to “Passaic River”

•	Hudson County, New Jersey

Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. DEP has identified over 200 sites in Hudson and Essex Counties alleged to contain chromite ore processing residue either from the Kearny Plant or from plants operated by two other chromium manufacturers.

The DEP, TS and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at 40 chromite ore sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations.

TS, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. TS submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which TS, on behalf of Occidental, agreed to pay US$ 5 million and perform remediation works in three sites, with a total cost of approximately US$ 2 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey Register in June 2011, and became final and effective as of September 2011. Pursuant to the Consent Judgment, the US$ 5 million payment was made in October 2011 and a master schedule was delivered to DEP for the remediation during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 26 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; consequently, Maxus submitted a revised eight-year schedule which was approved by DEP on March 24, 2013.

On behalf of Occidental, Maxus granted a financial guarantee in an amount of US$ 20 million for the performance of this work. Currently, TS is performing the work in accordance with the Master Plan, where the outstanding activities are the onset and completion of extensions work at six sites, the implementation of the planning phase of the remedial action for a minimum of eight sites, and the preparation and/or presentation of the remedial work plan intended to start them in about seven sites.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “adjacent property”), including among others TS, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, not to file suit. After the original agreement expired, the parties entered into a new Standstill Agreement, effective since March 7, 2013.

In March 2012, the PRG received a Notice of Deficiency (“NOD”) letter from DEP relating to the Hackensack River Study Area (“HRSA”) Supplemental Remedial Investigation Work Plan (“SRIWP”) that the PRG had submitted to the DEP in January 2009. In the NOD, DEP seeks to expand the scope of work that would be required in the Hackensack River under the SRIWP to add both additional sample locations/core segments and parameters.

While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. PRG responded with these and other arguments to the NOD, by which asked for its cancellation. Negotiations between the PRG and the DEP are ongoing.

As of December 31, 2015, there are approximately 608 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to TS’s reports and other developments.

•	Standard Chlorine Chemical Company Superfund Site

In 2013, the Standard Chlorine Site Cooperating Parties Group (including Maxus on behalf of Occidental) entered into a CERCLA Administrative Order on Consent with EPA. This Consent Order required the Cooperating Parties Group to fund and perform a Site RI/FFS. The RI was completed during the fourth quarter of 2014 and EPA approved the RI Report in October 2015. The draft FFS was submitted to EPA during the third quarter of 2015. The Site Cooperating Parties Group received EPA’s initial comments on the FFS on October 1, 2015. The revised FFS is due to EPA on March 11, 2016.

As of December 31, 2015, Maxus had reserved 22 for known probable and reliably estimable Site related losses to allow continued response for this matter on Occidental’s behalf.

•	Painesville, Ohio

In connection with the Chemical’s operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RI/FS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. TS has agreed to participate in the RI/FS as required by the OEPA. TS submitted the remedial investigation report to the OEPA, which was finalized in 2003. TS will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the Site, additional amounts will need to be provisioned.

Over fifteen years ago, the former Painesville Works Site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these consolidated financial statements, the site has not been listed.

During the third quarter of 2015 the final remedies for Operable Units 2 and 6 were completed; Ohio EPA approved these remedy completions in July 2015 and terminated the applicable State Administrative Orders. Also in July 2015, OPEA issued its Preferred Remedial Plan for OU-5. As of December 31, 2015, the Painesville PRP Group (including Tierra and Maxus on behalf of Occidental) continues to move forward with the funding and performance of Feasibility Studies for each of the remaining Operable Units and the performance of individual Operable Unit remedies as they are selected by OPEA. Further, Maxus, on behalf of Occidental, continues to fund and perform groundwater extraction and treatment, and operation and maintenance activities, as required under the 1983 RCRA Administrative Consent Order.

As of December 31, 2015, the Company has reserved approximately 134 for known probable and reasonably estimable Painesville Site environmental liabilities.

The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RI/FS progresses, YPF Holdings will continuously assess the condition of the Painesville Works Site and make any required changes, including additions, to its provision as may be necessary.

•	Other sites - Greens Bayou

Pursuant to settlement agreements with the Port of Houston Authority and other parties, TS and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment were approved, specifying the restoration projects to be implemented. During the first semester of 2011, TS negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 and notice of approval of the Proposed Consent Agreement was published in the Official Gazette on January 29, 2013. After the publication of the notice a period of 30 days is opened for comments. Under the agreement, it is agreed to reimburse certain costs incurred by the aforementioned governmental agencies and conducting two restoration projects for a total amount of US$ 0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2015, YPF Holdings Inc. has accrued 50 for its estimated share of remediation activities associated with Greens Bayou facility.

•	Milwaukee Solvay Site

In June 2005, the EPA designated Maxus as PRP (Potential Responsible Party) at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site.

In November 2006, five PRPs, including Maxus, signed a joint agreement of participation and defense that establishes the allocation of costs for making a RI/FS. Under the agreement Maxus is responsible for a significant part.

In 2007, Maxus signed with four other parties potentially involved, an AOC to conduct RI/FS about contamination in the soil, groundwater, as well as in the Kinnickinnic River sediments.

On April 25, 2012 EPA made a proposal concerning the scope of future investigations of sediments, which was rejected by the PRP group.

On June 6, 2012 the PPR Group submitted a proposed Field Sampling Plan (FSP) that included detailed plans for the remaining upland investigation and a phased approach to the sediment investigation. In July 2012, EPA responded to the FSP requiring expanded sediment sampling as part of the next phase of the investigation and additional evaluation for the possible presence of distinct coal and coke layers on parts of the upland portion of the Site. In December 2012, EPA approved the PRP Group’s revised FSP, and the PRP Group commenced upland and sediment investigation activities. The estimated cost of implementing the field work associated with the FSP is approximately US$ 0.8 million.

In February 2014, the PRP Group submitted to EPA and the Wisconsin Department of Natural Resources (“WDNR”) a preliminary study of basic assessment of risk to human health, a preliminary study of ecological risk assessment of upland and an ecological risk assessment of aquatic life. Currently, they are conducting sediment research activities as approved in the FSP.

In June 2014, the PRP Group submitted to EPA and WDNR the draft Remedial Investigation (“RI”) Report and risk assessment documents (i.e., Baseline Human Health Risk Assessment, Screening Level Ecological Risk Assessment, and Aquatic Baseline Ecological Risk Assessment) and a Remedial Action Objectives Technical Memorandum. Comments to the draft RI Report were received in October 2014. In accordance with the timeline established by the Agencies, in November 2014 the PRP Group submitted written responses to the EPA/WDNR comments concerning the draft RI and risk assessment documents. The PRP Group received approval from EPA to defer preparation of responses to the comments on the draft RAOs until after the RI has been approved.

EPA commented on the RI Report in November 2015, and the PRP Group submitted a revised RI Report in December 2015.

YPF Holdings Inc. has accrued 4 as of December 31, 2015 for its estimated share of the costs of the RI/FS. The main outstanding issue lies in determining the extent of the studies of sediments in the river that may be required. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

•	Other sites - Black Leaf Chemical Site

In September 2011, Occidental and Exxon Mobil received a liability notice from EPA under the ruling known as 104(e) for the site called Black Leaf Chemical located at Louisville, Kentucky. Occidental requested that Maxus undertake the defense of this matter by virtue of the indemnity established in the Stock Purchase Agreement of 1986. Maxus accepted the defense, reserving its rights with respect to the case and without acknowledging any responsibility, in November 2011. In March 2013, EPA requested Maxus on behalf of Occidental, and Exxon Mobil to perform specific remedial tasks and to reimburse EPA and the local regulatory authority certain past costs (estimated between US$ 3 and US$ 5 million).

In September 2014, the Environmental Protection Department of Kentucky (“EPDK”) initiated investigation procedures. In October 2015, the EPDK approved the site characterization report submitted by the cooperation group and required presentation of a remediation action plan. In January 2016, the cooperation group presented the required remediation action plan. As of December 31, 2015, the Company provisioned its contribution for the estimated site remediation costs.

•	Tuscaloosa Site

YPF Holdings Inc. has completed the remediation activities at this site and has provisioned 52 for matters related to operation and maintenance activities as of December 31, 2015.

•	Malone Services Site

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RI/FS. The RI/FS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 20, 2009. The PRP Group signed a Consent Decree in the second quarter of 2012 which became effective in July, 2012. During 2012, 2013, 2014 and 2015 the PRP Group continued with the design, planning and remediation phase. As of December 31, 2015 YPF Holdings has accrued 5 in connection with its obligations for this matter.

•	Central Chemical Company Superfund Site (Hagerstown, Maryland)

The Central Chemical PRP Group has been responding to this federal Superfund Site since the early/mid 1990s. The PRP Group consists of parties who EPA alleges are former Central Chemical Company customers (or who are the legal successors thereof) which arranged for the disposal of certain CERCLA hazardous substances at the Site. Maxus participates in the PRP Group on behalf of Occidental. In 1998, the EPA entered into a CERCLA Administrative Order on Consent with certain PRPs to conduct an RI/FS. The PRP Group, including Maxus, on behalf of Occidental, funded and performed the RI/FS, which was completed in 2007. In 2009 the EPA issued its Record of Decision which selected the final Site remedy. In 2010, EPA divided the Site into two Operable Units: “Operable Unit 1” (OU-1) – Site soils, waste and shallow groundwater, and; “Operable Unit 2” (OU-2) - bedrock groundwater. In September 2012, the EPA issued CERCLA Special Notice Letters to the PRPs, including Occidental, requesting that they fund and perform the Site OU-1 remedy. In August 2013, the PRP Group members, including Occidental, entered into a CERCLA Administrative Order on Consent to fund and perform the Remedial Design for Operable Unit 1.

In early 2014, the PRP Group and the EPA began negotiations of a judicial Consent Decree for the funding and performance of the Remedial Action for Operable Unit No. 1. During the third quarter of 2015, the Central Chemical PRP Group members (including Maxus on behalf of Occidental) entered into a judicial Consent Decree for the funding and performance of the OU-1 Remedy (the “OU-1 Consent Decree”). The OU-1 Consent Decree was approved and entered with the court in October 2015. Performance of the Remedial Action for Operable Unit No. 1 is currently forecasted to occur between 2016 and 2021; and according to EPA, is estimated to cost approximately US$ 14.2 million. In addition, the EPA may also require the Central Chemical PRP Group to initiate a Remedial Design/Remedial Action for Operable Unit 2 in 2016 or 2017; which the PRP Group has estimated could cost at least US$ 3 million.

As of December 31, 2015, Maxus had reserved 17 for known probable and reliably estimable Site related losses to allow continued response for this matter on Occidental’s behalf.

•	Other third party sites

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2015, YPF Holdings Inc. has accrued approximately 48 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

•	Black Lung Benefits Act Liabilities

The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2015, YPF Holdings Inc. has accrued 35 in connection with its estimate of these obligations.

4. Other legal proceedings

•	Sale Taxes - Texas

In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest.

In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action, additionally, settlement negotiations are ongoing.

•	Occidental’s claim for past events - Texas

In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. TS was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. Maxus anticipates that Occidental’s costs in the future under the Dallas case will not exceed those incurred in the first semester of 2012. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. With the exception of one Agent Orange claim filed in 2012 and dismissed in 2013. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated.

•	Turtle Bayou

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidental’s allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus presented an appeal in the first semester of 2011. The U.S. Court of Appeals for the Fifth Circuit affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, US$ 2 million in June 2012 covering past costs and US$ 0.9 million in November 2012 to cover the costs incurred by El Paso in 2007-2011. The obligation to pay some future costs is still pending. As of December 31, 2015, YPF Holdings Inc. has accrued 5 in respect of this matter.

•	Ruby Mhire:

In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and other third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property. Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation from approximately US$ 159 million to US$ 210 million basing themselves on plaintiff’s experts study. During June 2012, the parties in the case held a court-ordered mediation. Maxus filed appropriate answers to the complaints. On June 22, 2012, the parties to the case held a mediation requested by the Court to discuss a settlement. In this mediation, two of the five defendants reached an agreement with the plaintiffs. Plaintiffs did not attain a termination agreement with the three remaining defendants (Maxus, Chevron and El Paso). In the fourth quarter of 2012 both the discovery process and the depositions were intensified. In December 2012, Maxus filed an appeal with the intention to obtain a change of forum, alleging that its due process rights would be adversely affected if the case was heard in Cameron. The Court had contemplated a hearing in February 2013 and a trial in March 2013. However, the Court suspended litigation in order to allow for the negotiation of an out-of-court settlement agreement between the parties. On June 2013, Maxus signed an agreement with its plaintiffs, in which Maxus has to make installment payments over three years, and is required to remediate the site. On July 31, 2013, the Court of Judicial District No. 38 of Cameron, Louisiana State accepted the Resolution Agreement after receiving the notification of No Objection from the Department of Natural Resources, Office of Conservation on July 8, 2013. In August 2013, under the Settlement Agreement, Maxus made the initial payment of US$ 2 million and in December 2013, June 2014 and December 2014 Maxus made payments of US$ 3 million each time.

One last installment payment in the amount of US$ 1 million was made in June 2015. Maxus has no further payment obligation to plaintiffs under the Settlement Agreement; however, it must still undertake remediation of the site, which is expected to be completed in 2016.

•	The Bedivere Litigation (Bedivere Insurance Company et al. v Maxus Energy Corporation;

Is an Insurance Declaratory Judgment Action (“Declaratory Action”) which was filed against Maxus in Texas State District Court. The Plaintiffs are former insurers, or successors thereof, who issued insurance policies to Maxus and its predecessors covering certain risks associated with oil and gas exploration and production activities in the State of Louisiana (the “Policies”). The underlying subject matter of the Declaratory Action arises from the alleged claims, and ultimate settlement thereof, asserted against Maxus in the Ruby Mhire Litigation. The Ruby Mhire Litigation was a Louisiana Oil Field Legacy Liability Lawsuit which was filed in Cameron Parish, Louisiana in 2008 against numerous oil and gas companies, including Maxus. Maxus settled the Ruby Mhire Litigation during the summer of 2013. Prior to the filing of the Declaratory Action, Maxus had been engaged in substantive discussions with the claims administrator for the Plaintiff insurance companies in the Declaratory Action regarding a possible resolution of Maxus claims under the Policies. On June 18th, 2015, Resolute issued a Denial of Coverage, and without prior notice, filed the Declaratory Action the next day. Maxus is actively defending the case. As a first step, in October 2015, Maxus requested a change of venue to Harris County, which was granted by the court.

•	Environmental Contamination Claims in Louisiana:

Maxus is also defending two additional environmental contamination claims brought against it in Louisiana arising from legacy petroleum exploration and production activities.

The Jumonville Litigation: is a claim brought in 2012 in Port Coupee Parish, Louisiana against Murphy Oil, as Lessee, and Maxus as successor to Apexco/Natomas, the operator, for environmental contamination caused by the drilling of a deep well in 1976 that was a dry hole, and which was plugged and abandoned in 1978. The claim against Murphy Oil is a contract claim with a 10-year prescription period from date of discovery. The claim against Maxus is a tort claim with a 1-year prescription period from date of discovery. Murphy Oil asserts, without documentary evidence to date, that it probably farmed-out or assigned the lease to Maxus and that there would have been an indemnity provision in such documentation. Murphy Oil’s position is that Maxus has an obligation to indemnify it as Maxus’s predecessor was the operator of the well. However, it has produced not documentary evidence of this. In May 2014, the court severed the plaintiffs’ claims against Maxus and Murphy Oil from its claims against other defendants and set the trial date for August 2015. In July 2015, Maxus and Plaintiffs entered into a non-binding Settlement Memorandum of Understanding (MOU) as a first step towards a court-approved settlement of this litigation. Under the terms of the MOU, the litigation is stayed as to Maxus and Murphy Oil to allow for continued settlement discussions. The MOU contemplates a final settlement consisting of, among other things, two primary components: 1) a monetary payment(s) made by Maxus to the Plaintiffs, and 2) Maxus’ funding and performance of a defined limited site remediation project at the Plaintiffs’ property.

As of December 31, 2015, Maxus and the Plaintiffs continue to make progress towards concluding a final and definitive settlement agreement. Maxus expects that this matter will be resolved within the monetary amounts previously budgeted and reserved by the Company. The Company currently forecasts that the Plaintiff’s claims against Maxus in this litigation will be resolved sometime during the second quarter of 2016. Maxus advices that absent a definitive settlement sharing agreement between Maxus and Murphy, it is possible that litigation of cross-claims could ensue between Maxus and Murphy Oil to resolve any settlement allocation dispute.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. provisioned legal contingences and environmental situations that are probable and can be reasonably estimated.

11.	CONTINGENT LIABILITIES, CONTINGENT ASSETS, CONTRACTUAL COMMITMENTS, MAIN REGULATIONS AND OTHERS

a) Contingent liabilities

The Company has the following contingencies and claims, individually significant, that the Company’s management, in consultation with its external counsels, believes have possible outcome. Based on the information available to the Company, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

•	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution.

On December 13, 2011, the Supreme Court suspended the proceeding for 60 days and ordered YPF and the plaintiff to present a schedule of the meetings that would take place during such suspension, authorizing the participation of the remaining parties and third parties. ASSUPA reported the interruption of the negotiations in the claim and the CSJN declared finalize the 60 days period of suspension property ordered.

On December 30, 2014 the Supreme Court issued two interlocutory judgments. By the first, it supported the claim of the Provinces of Neuquén and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue.

By the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

In addition, it should be highlighted that the Company learned about other three court complaints filed by ASSUPA against:

(i)	Concessionaire companies in the San Jorge Gulf basin areas: An attempt was made to give notice of the complaint to YPF, which was held null and void due to formal defects thereof. Currently, the court has ordered the suspension of procedural terms;

(ii)	Concessionaire companies in the Austral basin areas: In this case, a highly summarized action has been ordered. In addition, an interim relief has been issued to notify several companies of the existence of the suit, and for the defendants to contribute certain information. This interim relief has been appealed against by YPF. On November 2, 2015 YPF was notified of the lawsuit. Following an YPF request, the court ordered on November 4, 2015 to suspend the procedural time-limits.

(iii)	Concessionaire companies in the Northwest basin areas: The action has been submitted to ordinary proceedings. On December 1, 2014, the Company was notified about the complaint. Currently, the answering terms have been stayed as a result of a request submitted by the Company. In addition, Pan American Company has challenged the acting judge without cause, wherefore the file was remitted for the proceedings to be heard by Salta Federal Court No.2.

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (collectively, “Petersen”): On April 8, 2015 Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (jointly, “Petersen”), a former shareholder of YPF, filed a complaint against the Argentine Republic and YPF with the U.S. District Court for the Southern District of New York. The litigation is being conducted by the bankruptcy trustee of the aforesaid companies by reason of a liquidation process pending in a Commercial Court in Spain. The complaint contains claims related to the expropriation of the controlling interest of Repsol in YPF by the Argentine Republic in 2012, asserting that the obligation by the Argentine Republic to make a purchase offer to the remaining shareholders would have been triggered. Claims seem to be mainly grounded on allegations that the expropriation breached contract obligations contained in the initial public offering and bylaws of YPF and seeks unspecified compensation. The Company filed a motion to dismiss on September 8, 2015, the date which was set as a result of the extension of the term provided for by the Court. On the other hand, Petersen filed an objection against YPF’s motion to dismiss. Currently the parties await the decision of the Court.

As of the date of this annual report, there are no elements held by YPF to quantify the potential impact that this claim could have on the Company.

•	Petitions for bankruptcy filed by Pan American Sur S.A., Pan American Fueguina S.A. and Pan American Energy LLC Sucursal Argentina: On September 18, 2015, Metrogas S.A. was made aware of petitions for bankruptcy, filed by Pan American Sur S.A., Pan American Fueguina S.A. and Pan American Energy LLC Sucursal Argentina, which are being heard by Argentine First Instance Court No. 26 in Commercial Matters, Division No. 51 of Buenos Aires City. As of the date of these consolidated financial statements, Metrogas has not received any notice regarding said court files, despite of which it shall take all necessary action for an appropriate defense of its rights.

•	Dock Sud environmental claims: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) (“ACUMAR”) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. The Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviours for the reparation of the environmental damage will continue before the CSJN.

•	Environmental claims in La Plata: YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of La Plata refinery on June 29, 1999, described in Note 10 of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. The issue has been archived and no notice has been served of the complaint filed against YPF in 2006. Therefore, this will not be reported in the future.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery. See Note 10 “La Plata and Quilmes environmental claims”.

•	Environmental claims in Quilmes: YPF has been notified of a complaint filed by neighbours of Quilmes city, province of Buenos Aires, claiming approximately 421 for compensation for personal damages. Considering the phase of the trial, the evidence available to the date, and the preliminary judgment of internal and external legal advisors, YPF is unable to reasonably estimate the possible loss or range of loss related to this complaint.

•

National Antitrust Protection Board (“CNDC”): On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Article 29 of Law No. 25,156 of Antitrust Protection, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with article 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, on January 11, 2012, the Argentine Secretariat of Transportation filed with the CNDC a complaint against five oil companies (including YPF), for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of the Antitrust Law, YPF has submitted appropriate explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has adjusted its behaviour at all times with current regulations and that it did not set any discrimination or abuse in determining prices.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

•	Additionally, the Company has received other labour, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has assessed them to be possible contingencies.

b) Contingent assets

•	La Plata Refinery:

On April 2, 2013, the facilities of YPF in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/day through the commissioning of two distillation units (Topping IV and Topping D). Coke A unit is out of service permanently and Topping C unit was launched back in late May, after a technical and human effort of great relevance.

Based on the documentation provided to the insurance adjuster appointed by reinsurers, and after their analysis, in November 2013 YPF requested an advanced payment on account of the total compensation that will result from this process of US$ 300 million (US$ 227 million for material damage and US$ 73 million for consequential loss). This advance was accepted, recognized and paid by the reinsurers and, consequently, was recorded in YPF’s statement of comprehensive income for the year ended on December, 31, 2013. For some subsequent periods, presentations to the insurers had been submitted. Consequently a second partial payment of US$ 130 million has been request, this payment was received during the third quarter of 2014. The loss of profit coverage period for this incident will continue until January 16, 2015, and the entire compensation for loss of profits was finally payed in June 2015 upon a final payment of US$ 185 million.

The total amount received for this loss amounted to US$ 615 million, of which US$ 227 million were related to property damage and US$ 388 million to loss of profits.

As of December 31, 2015, the Company has concluded the claim settlement proceedings with the insurance company and has recorded an income of 523, which were included in the statement of Comprehensive income, under the captions “revenues” and “Cost of sales”, depending on the nature of the claimed concept.

•	Cerro Divisadero:

On March 21, 2014 a fire incident damaged the facilities of Crude Oil Treatment Plant of Cerro Divisadero in Mendoza, belonging to the North Mendoza business, located 59 kilometres south from Malargüe city. In the mentioned facilities crude oil production from the fixed assets located in North Malargüe and South Malargüe was treated. As a consequence of the incident the facilities were almost completely unusable with the corresponding production loss.

The incident was reported to the corresponding insurers and reinsurers and upon an analysis of the several technical options, the Company has selected the facilities reconstruction option and has requested an advance payment of US$ 60 million, which was received as of fiscal year end.

In November 2015, the claim settlement proceedings were concluded, with the final settlement amount agreed at US$ 122 million, of which US$ 45 million were related to property damage and US$ 77 million to production losses. This amount was accepted by reinsurers, while the remaining balance is pending payment as of the date of issuance of these consolidated financial statements.

During the year ended December 31, 2015, the Group has recorded a gain of 1,165 in the statement of comprehensive income under “Other operating results, net” and “Cost of sales”, based on the nature of the item claimed (property damage and loss of production respectively).

c) Contractual commitments

•	Agreements of extension of concessions

•	Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency Law.

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions YPF undertook the following commitments, among others, upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement and iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions.

On July 24, 2013, in order to make feasible the implementation of a non-conventional hydrocarbons project, YPF and the Province of Neuquén signed an Agreement under which the Province of Neuquén agreed to (i) separate from the Loma La Lata – Sierra Barrosa exploitation concession a surface area of 327.5 km2; (ii) incorporate such separated surface area into the surface area of the Loma Campana exploitation concession, forming a surface area of 395 km2 and (iii) extend the Loma Campana exploitation concession for a term of 22 years starting from the date of its expiration (until November 11, 2048).

The commitments made by the Company are as follows: i) payment of US$ 20 million in consideration for the effect that the separation of surface from the Area Loma La Lata – Loma Campana has on the conventional production, payable within 15 days of the legislative ratification of the Agreement; (ii) payment of US$ 45 million on the Corporate Social Responsibility concept, payable during the years 2013/2014/2015; (iii) payment of 5% on the investment project profits after taxes, applicable as from December 2027; (iv) 50% reduction, as from August 2012, of the subsidy applicable to the price of natural gas for the Methanol Plant according to the terms of the Commitment Act of 1998 signed between the Company and the Province of Neuquén; (v) the Company undertakes to make an investment of US$ 1 billion within a period of 18 months beginning on July 16, 2013; and vi) YPF commits to prioritize the recruitment of labor, suppliers and services based in Neuquén.

The Province of Neuquén also agrees: i) not to apply Extraordinary Income (Windfall Profits) or Extraordinary Production Taxes and to maintain a 12% rate for hydrocarbon royalties; (ii) to apply a Turnover Tax rate not higher than 3% to the revenue generated in the Loma Campana concession; and (iii) to set the total sum of US$ 1,240 million as the tax base for Stamps Tax purposes. The Agreement was approved by Decree No. 1,208/13 and Law No. 2,867.

•	Mendoza: In April 2011, YPF entered into an agreement with the province of Mendoza to extend for 10 years the term of certain exploitation concessions (among which is “La Ventana”), and the transportation concessions located in the province, from the expiration of the original terms of the grant.

By signing the memorandum of agreement, YPF assumed certain commitments within which includes: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the agreement; and; (iv) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” intended to the Fortalecimiento Institucional Fund, in order to purchase equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the agreement, among others.

•	Santa Cruz: During November, 2012, YPF entered into an agreement with the province of Santa Cruz to extend for 25 years the term of certain exploitation concessions, from the expiration of their original terms.

By signing the memorandum of agreement, YPF assumed certain commitments within which include: (i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of US$ 200 million, on the date specified in the agreement; (ii) to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% over the production of conventional hydrocarbons; (iii) to pay the province of Santa Cruz a Production Royalty of 10% over the production of unconventional hydrocarbons; (iv) make certain investments on the exploitation concessions, as stipulated in the agreement; (v) carry out exploration activities in the remaining exploration areas; (vi) to contribute with social infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the amount of the extension royalty; (vii) define and prioritize a remediation plan of environmental liabilities with reasonable technical criteria and the extent of remediation tasks within the term of the concessions.

•	Salta: On October 23, 2012, YPF entered into an agreement with the province of Salta to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms. YPF and associated signatory companies (Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma SAAI) by signing the Memorandum of Agreement took, among others, the following commitments: (i) conducting in area Aguaragüe, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) YPF and each of the associated signatory companies will recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) YPF and each of the associated signatory companies will recognize for the province an additional payment to the special extraordinary contribution, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, under price increase obtained by each party, from the sum of US$ 90/bbl in the case of crude oil production and the sum equivalent to 70% of import gas prices, (iv) YPF and each of the associated signatory companies will pay to the province, and in the proportion that corresponds to each one, a one-time sum of US$ 5 million in the concept of bonus extension, (v) YPF and the associated signatory companies undertake to make investments for a minimum amount of US$ 30 million in additional exploration work to be implemented in the concessions.

•	Chubut – Concessions El Tordillo – La Tapera and Puesto Quiroga: On October 2, 2013, the Province of Chubut published the law for the approval of the Agreement to Extend the Exploitation Concessions El Tordillo, La Tapera and Puesto Quiroga, located in the Province of Chubut. YPF holds 12.196% of the concessions, while Petrobras Argentina S.A. holds 35.67% and Tecpetrol S.A. holds the remaining 52.133%. The Concessions were extended for a 30 year period counted as from the year 2017. The main terms and conditions agreed by the Province of Chubut comprise the commitment of the companies belonging to the joint operation to make the following payments and contributions: (i) paying US$ 18 million as Historical Remediation Bonus (ii) paying a Compensation Bonus amounting to a fixed 4% over the production of gas and oil since 2013 (this is calculated as an additional royalty); (iii) covering expenses and investments related to the protection and conservation of the environment; (iv) maintaining a minimum amount of equipment for drilling and work-overs in operation; (v) after the first ten years of extension, Petrominera will acquire a 10% interest in the exploitation Concessions.

•	Chubut - Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol – Escalante: On December 26, 2013, YPF and the Province of Chubut signed an Agreement for the extension of the original term of the Concessions for the Exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol. The Extension Agreement was ratified by the Legislature of the Province of Chubut on January 17, 2014, and by the Company´s Board on February 24, 2014; thus complying with the conditions precedent established in the Extension Agreement.

The following are the main terms and conditions agreed with the Province of Chubut: YPF holds 100% of the exploitation concessions, except for the concession Campamento Central – Cañadón Perdido, where ENAP SIPETROL S.A. holds 50%. A 30-year extension was established for the terms of the exploitation concessions that expire in the years 2017 (Campamento Central – Cañadón Perdido and El Trébol – Escalante), 2015 (Restinga Alí) and 2016 (Manantiales Behr).

YPF undertook, among others, the following obligations: (i) to pay a Historical Compensation Bonus of US$ 30 million; (ii) to pay to the Province of Chubut the Hydrocarbons Compensation Bonus amounting to 3% of the oil and gas production (calculated as an additional royalty); (iii) to meet a minimum level of investment; (iv) to maintain a minimum amount of equipment for drilling and work-over under hire and in operation; and (v) to assign to Petrominera S.E. 41% of YPF´s interest in the exploitation concessions of El Tordillo, La Tapera and Puesto Quiroga (amounting to 5% of the total concessions) and in the related Joint operations.

•	Tierra del Fuego: the Company has negotiated with the Executive Office of the province of Tierra del Fuego the terms in order to extend their concessions in such province, having signed, on December 18, 2013, the Agreement of Extension of concessions of Tierra del Fuego (until November 14, 2027), Los Chorrillos (until April 18, 2026) and Lago Fuego (until November 6, 2027). On October 10, 2014, Act No. 998 and Act No. 997 approving the extension agreements were enacted.

•	Rio Negro: In December 2014, YPF, YSUR Energía Argentina S.R.L., YSUR Petrolera Argentina S.A. entered into a Renegotiation Agreement with the Province of Rio Negro to extending for 10 years the original term of the following exploitation concessions as from maturity of their original granting terms: (i) “El Medanito”, “Barranca de los Loros”, “Señal Picada-Punta Barda”, “Bajo del Piche” where YPF holds 100%, up to November 14, 2027; (ii) “Los Caldenes” where YPF holds 100%, up to September 19, 2036; (iii) “Estación Fernandez Oro”, where YSUR Energía Argentina SRL holds 100%, up to August 16, 2026; and (iv) “El Santiagueño” where YSUR Petrolera Argentina S.A. holds 100%, up to September 6, 2025.

The Renegotiation Agreement was confirmed by the legislature of the Province of Rio Negro by the issuance of Provincial Law No. 5027 dated December 30, 2014. The companies signing the Renegotiation Agreement assumed the following commitments, among others: (i) payment of US$ 46 million as Fixed Bonus, (ii) contributions to social development and institutional strengthening amounting US$ 9,2 million, (iii) supplementary contributions equivalent to 3% of the monthly oil production, and 3% of the monthly gas production, (iv) annual contributions for training, research and development, (v) compliance with a minimal development and investment plan, (vi) investment for the execution of environmental remediation plans.

•	Agreements of project investments

•	Agreements for the development of Loma La Lata Norte and Loma Campana areas:

On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) signed an Investment Project Agreement (“the Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work to develop about 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana areas. This first pilot project includes the drilling of more than 100 wells.

During September 2013, and upon the fulfillment of certain precedent conditions (among which is the granting of an extension of the Loma Campana concession maturity until 2048 and the unitization of that area with the sub-area Loma La Lata Norte), Chevron made the initial payment of US$ 300 million.

On December 10, 2013, the Company and some of its subsidiaries and subsidiaries of Chevron Corporation successfully completed the pending documents for the closing of the Investment Project Agreement, which enables the disbursement by Chevron of US$ 940 million, in addition to the US$ 300 million that such company has already disbursed.

For such purposes, the Company and Chevron made the necessary contracts for the assignment in favor of Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) of 50% of the exploitation concession Loma Campana (“LC”), and supplementary agreements including the contract for the organization of the Joint Operation (“JO”) and the Joint Operating Agreement (“JOA”) for the operation of LC, where YPF shall participate as area operator.

The Company indirectly holds 100% of the capital stock of CHNC, but under the existing contractual arrangements, it does not make financial or operative decisions relevant to CHNC and does not fund its activities either. Therefore, the Company is not exposed to any risk or rewards due to its interest in CHNC. Thus, as required by IFRS, the Company has valued its interest in CHNC at cost, which is not significant, and has not recorded any profit or loss for such interest for the year ended December 31, 2015.

During the years 2015, 2014 and 2013, YPF and CHNC have made transactions, among which it is possible to highlight the purchases of gas and crude oil by YPF for 3,556, 2,311 and 50, respectively. These transactions will be completed under the general and regulatory market conditions. The net balance as of December 31, 2015 and 2014, is a liability in favor of CHNC of 533 and 837, respectively, while the net balance as of December 31, 2013, was a receivable in favor of YPF of 1,616.

Considering the rights that Chevron could exercise in the future over CHNC -to access to the 50% of the concession and supplementary rights- and as a guarantee for such rights and other obligations under the Investment Project Agreement, a pledge over the shares of a YPF’s affiliate, which is an indirect holder of YPF’s interest in CHNC, has been made in favor of Chevron.

In this context, and considering that YPF is the LC area operator, the parties have made a Project Obligations, Indemnities and Guarantee Agreement, by virtue of which the Company makes certain representations and guarantees in relation to the Investment Project Agreement. This guarantee on the operation and management of the Project does not include the project’s performance or return on investment, both at the exclusive risk of Chevron.

Finally, other supplementary agreements and documents related to the Investment Project Agreement have been signed, including: (a) the agreement for the allocation of certain benefits deriving from Executive Order No. 929/2013 from YPF to CHNC; (b) terms and conditions for YPF’s acquisition of natural gas and crude oil pertaining to CHNC for 50% of the interest in the LC area; and (c) certain agreements for the technical assistance of Chevron to YPF.

During April 2014, YPF and certain of its subsidiaries and subsidiaries of Chevron, have successfully completed the second phase of the Project Investment Agreement and Chevron has confirmed its decision to continue with the investment project in unconventional hydrocarbons in the Loma Campana area, thereby commencing the third phase of such project. The duration of this third phase will encompass the life of the project, until the expiration of the Loma Campana concession. At the present time, there are 6 drilling equipments operating in the above mentioned area and more than 18.97 thousand daily barrels of oil equivalent to the percentage of participation extracted.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste – Narambuena area:

During April 2014, YPF and Chevron have signed a new Project Investment Agreement with the objective of the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment will be disbursed in two stages.

To this end, the Company and Chevron entered into the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of a) a 50% interest in the Narambuena Exploration Project Area and b) a 7% legal interest in the Exploitation Concession of Chihuído de la Sierra Negra in Neuquén and Mendoza. However, contractual rights of Chevron are limited to Narambuena Area, as YPF will hold 100% ownership of the conventional production and reserves outside the Project Area and Desfiladero Bayo field. On May 29, 2015, the first phase of the Agreement was closed with the perfection of the relevant assignments. At present, 2 wells have been drilled and completed and 1 is being drilled.

Depending on the results of the exploration activities, both companies foresee to continue with the execution of a pilot project and the subsequent comprehensive development of the above mentioned area, sharing investments at 50% each.

The Company indirectly holds a 100% interest in the capital stock of CDNC; however as pursuant to effective contractual agreements, the Company neither exercises CDNC’s relevant financial and operating decision-making rights nor funds its activities, the Company is not exposed to risks and benefits for its interest in CDNC. Therefore, according to IFRS, the Company has valued its interest in CDNC at cost, which is not significant, and has not recorded any income (loss) for the said interest during the period ended December 31, 2015.

•	Agreements for the development of El Orejano area:

On September 23, 2013, the Company, Dow Europe Holding B.V. and PBB Polisur S.A., (hereinafter, collectively, “Dow”) signed an agreement (the “Agreement”), which contemplates an expenditure by both parties of up to US$ 188 million which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, in the area of “El Orejano” of which Dow provided US$ 120 million by means of a financing agreement convertible into a participation in the project, which contemplates a first phase of work during which 16 wells will be drilled.

On October 22, 2015, both parties agreed to an Addenda which provides, among other things, for: (i) an increase in the amount to be disbursed by Dow, by US$ 60 million, totaling US$ 180 million, through a convertible financing in an interest in the project, for the same purposes and effects than those of the previous disbursements, and (ii) an extension of the time period during which Dow may exercise the conversion option, up to December 18, 2015. On October 30, 2015, the Company received the additional amounts committed.

On December 15, 2015, PBB Polisur S.A. exercised the option provided for in the Agreement, whereby YPF has assigned 50% of its interest in the exploitation concession of “El Orejano” area, which amounts to a total area of 45km2, in the Province of Neuquén.

As of December 31, 2015, 27 wells are drilled, out of which 18 have been completed.

In addition, the parties have formed a joint operation for the exploration, evaluation, exploitation and development of hydrocarbons in “El Orejano” area, which will become effective on January 1, 2016 and in which Dow and YPF have a 50% interest each.

•	Agreements for the development of Rincón del Mangrullo area:

On November 6, 2013, the Company and Petrolera Pampa S.A. (hereinafter “Petrolera Pampa”) signed an investment agreement under which Petrolera Pampa undertakes to invest US$ 151.5 million in exchange for 50% of the interest in the production of hydrocarbons in the area of Rincón del Mangrullo in the Province of Neuquén, pertaining to the formation “Formación Mulichinco” (hereinafter the “Area”), where YPF shall be area operator.

During this first stage, Petrolera Pampa has undertaken to invest US$ 81.5 million for the drilling of 17 wells and the acquisition and analysis of about 40 km2 of 3D seismic data.

The second phase investment contemplates an investment of US$ 70 million to drill 15 wells.

As of December 31, 2015, the two stages were completed.

On May 26, 2015 a supplementary agreement (the “Amendment”) to the investment agreement dated November 6, 2013 was signed.

The Amendment establishes an interest of 50% of each of the parties in the entire production, costs and investments for the development of the Area with retroactive effect from January 1, 2015, excluding from the agreement only the formations of Vaca Muerta and Quintuco. It should be noted that on July 14, 2015, the necessary requirements for the effectiveness of the said Amendment were met.

Such investments include surface facilities in the area of US$ 150 million, which include the first expansion stage of the treatment facilities, bringing the current capacity of 2 to 4 million cubic meters per day to allow the conditioning and evacuation of future production from the block.

The Amendment also includes the expansion of the investment commitment of Petrolera Pampa in a third investment phase of US$ 22.5 million, for the drilling of additional wells targeting the Mulichinco Formation.

In addition, the Amendment includes an exploratory program for the Lajas Formation, under which Petrolera Pampa is committed to an investment of up to US$ 34 million and YPF up to US$ 6 million for the period 2015-2016. Subject to the results obtained in this period, Petrolera Pampa may choose to continue with a second investment phase in 2017 also for the Lajas Formation, with an additional investment commitment of US$ 34 million.

•	Agreements for the development of La Amarga Chica area:

On August 28, 2014, the Company has signed an Agreement with Petronas (E&P) Overseas Ventures Sdn. Bhd, (hereinafter, “Petronas”) whereby YPF and Petronas agreed on the main terms and conditions to jointly develop a shale oil pilot project in three annual phases involving a jointly investment of up to US$ 550 million plus VAT in the La Amarga Chica area, province of Neuquén. Petronas will invest US$ 475 million and YPF will invest US$ 75 million.

YPF will be the operator of the area and will assign a 50% interest in the concession to Petronas E&P Argentina S.A. (hereinafter “PEPASA”).

Dated December 10, 2014 the Company and PEPASA, a Petronas affiliate, entered into an Investment Project Agreement for the joint exploitation of unconventional hydrocarbons in La Amarga Chica area in the Province of Neuquén. It should be noted that on May 10, 2015, the conditions required for the entry into force of that Pilot Plan in 2015 were complied with. The Agreement also provides that both companies will assess the expansion of the strategic association to other exploration areas with potential for unconventional resources.

Likewise, the Parties signed the following supplementary agreements to the Investment Agreement: (a) Assignment Agreement for the assignment of 50% of the concession on the La Amarga Chica area; (b) Joint Operation formation contract; (c) Joint Operating Agreement; (d) Assignment Guarantee Agreement; (e) First Option Agreement for trading crude oil; and (f) Assignment of Rights on Hydrocarbon Export Agreement.

Additionally, Petronas has granted a payment guarantee for certain financial obligations assumed by PEPASA under the Investment Agreement.

Once contributions of each annual phase are made, PEPASA would be entitled to opt-out of the joint development agreement upon surrender of its participation in the concession and the settlement of liabilities as of the date of opt-out (without access to the 50% of the net production value of drilled wells until exercise of the opt-out options).

Upon full compliance with the parties’ commitments, each party will contribute 50% to the work schedule and cost budget based on the investment agreement.

The Investment Agreement provides that during the three phases of the Pilot Plan a 3D seismic acquisition and processing program will be completed, covering the whole concession area, 35 wells will be drilled with the Vaca Muerta formation as objective (including vertical and horizontal wells), and a series of surface installations will be built with the purpose of evacuating the area production.

As of December 31, 2015, 4 wells of the Pilot Plan have been drilled: 1 vertical and 3 horizontal. Microseismic studies will be carried out for these 4 wells during the first months of 2016. Therefore, there are no new wells under production at 2015 year end.

•	Subdivision of Bandurria Block - Neuquén:

On July 16, 2015, the Province of Neuquén, pursuant to executive orders 1536/15 and 1541/15, approved the subdivision of the Bandurria block (465.5 km2) and awarded 100% of the area known as “Bandurria Norte” (107 km2) to Wintershall Energía S.A., 100% of the area known as “Bandurria Centro” (130 km2) to Pan American Energy LLC (Sucursal Argentina) and 100% of the area known as “Bandurria Sur” (228.5 km2) to YPF, awarding to YPF an Unconventional Hydrocarbons Exploitation Concession in Bandurria Sur area, for a 35-year term, with a commitment to develop a pilot plan to be completed in 3 years with a related investment of US$ 360 million.

•	Granting of exploitation concession for Lindero Atravesado block – Neuquén:

On July 10, 2015, the Province of Neuquén agreed to award to both partners, Pan American Energy LLC (Sucursal Argentina) and YPF, pro rata their interests (62.5% and 37.5%, respectively) in the “Lindero Atravesado” joint venture, the right to an Unconventional Hydrocarbons Exploitation Concession for a 35-year term, pursuant to the provisions of sections 27 bis, 35(b) and related sections of Act 17.319, as amended by Act 27.007. As a condition to the award of the above mentioned concession rights, concession holders have agreed to carry out an Unconventional Tight Gas Pilot program within 4 years, beginning on January 1, 2015, with an investment of US$ 590 million. On July 16, 2015, an agreement in this respect was approved by Executive Order 1540/15 of the Neuquén Province.

•	Extension of the Joint Operation Agreement for the Magallanes Area:

On November 17, 2014, ENAP SIPETROL ARGENTINA S.A. (“ENAP”) made to YPF, and YPF accepted, an offer whereby ENAP’s rights and obligations under the Magallanes area Joint Operation Agreement were extended until the concession termination, with ENAP keeping 50% interest and continuing as Operator. The area concession includes three jurisdictions: Santa Cruz, Estado Nacional and Tiera del Fuego (as of the date of these financial statements, the concessions of the two first-named have been extended). In consideration for such extension, ENAP agreed to pay to YPF, or invest in the Joint Venture on behalf and on account of YPF, US$ 100 million, subject to certain conditions. The Agreement further provides for the obligation to agree on a so-called “Incremental Project” by September 15, 2015. The Incremental Project was approved by an operating committee on September 10, 2015, and its approval was ratified by YPF on October 20, 2015. Notwithstanding the foregoing, ENAP is entitled to withdraw at any time from the Incremental Project, without right to compensation or reimbursement therefor, including the Consideration and any royalties as may have been paid until termination.

•	Contractual commitments: The Group has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the income of the year in which they were identified.

In this order, the Group has renegotiated certain natural gas export contracts, and has agreed, between others, to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, the Group has agreed to make investments and export gas to temporarily import certain final products. As of the date of issuance of these financial statements, the Group is fulfilling the agreed commitments mentioned above. To the extent that the Group does not comply with such agreements, we could be subject to significant claims, subject to the defences that the Group might have.

The Group under certain trade agreements has undertaken the obligation with third parties to buy goods and services (such as liquefied petroleum gas, electricity, gas, oil and steam) that as of December 31, 2015 amounted to about 37,116. In addition, it has exploratory, investment and expense commitments until the termination of some of its concessions for 287,238 as of December 31, 2015, including commitments for the extension of concessions mentioned in previous paragraphs.

d)	Main regulations and other:

•	New Hydrocarbon Law:

Dated October 31, 2014 the Argentine Republic Official Gazette published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319. The most relevant aspects of the new law are as follows:

•	As regards exploration permits, it distinguishes between those with conventional and unconventional objectives, and between explorations in the continental shelf and in territorial waters, establishing the respective terms for each type.

•	As regards concessions, three types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.

•	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.

•	As regards royalties, a maximum of 12% is established, which may reach 18% in the case of granted extensions, where the law also establishes the payment of an extension bond for a maximum amount equal to the amount resulting from multiplying the remaining proven reserves at the end of effective term of the concession by 2% of the average basin price applicable to the respective hydrocarbons over the 2 years preceding the time on which the extension was granted.

•	The extension of the Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) is established for projects representing a direct investment in foreign currency of at least 250 million dollars, increasing the benefits for other type of projects.

•	Reversion and transfer of hydrocarbon exploitation permits and concessions in national offshore areas is established when no association contracts subscribed with ENARSA to the National Secretariat of Energy exist.

•	Natural gas regulatory requirements:

In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 10), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription. On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programming do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogramming and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1,410/2010.

On November 27, 2008 through Executive Decree No. 2067/08, a trust fund was created to finance imports of natural gas for its injection in the national gas pipeline system when necessary to satisfy the domestic demand. The trust fund is financed through the following mechanisms: (i) diverse tariff charges paid by users of transportation services and regularly distributed, gas consumers receiving gas directly from producers, and companies processing natural gas; (ii) special credit programs that may be agreed upon with national or international organizations; and (iii) specific contributions assessed by the Secretariat of Energy on the participants in the natural gas industry. This Decree has been object of diverse judiciary claims, and judges from all over the country have issued precautionary measures for suspension of its effects, grounded on the violation of the principle of legality on tax matters. On November 8, 2009, ENARGAS published Resolution No. 1982/11 that adjusted the tariff charges established by Executive Decree No. 2067/08 to be paid by users as from December 1, 2011.

On November 24, 2011, ENARGAS passed Resolution No. 1991/11, enlarging the number of users obliged to pay tariff charges, including residential services, natural gas processing, industrial premises and electric power plants, among others; this has affected the operations of the Company, and has had a significant impact on our joint subsidiary companies, all of which have filed appeals against the mentioned resolution. For its part, YPF has challenged these Resolutions and rejected the charge invoice made by Nación Fideicomiso. On April 13, 2012, YPF obtained a precautionary measure related to El Portón processing plant, suspending the effects of these resolutions in relation to that plant until a decision on the administrative appeals filed by YPF had been reached.

In November 2012, Law 26,784 was passed which granted legal hierarchy, since such date, to the decisions enacted by the Executive Power and ENARGAS, in relation to the charge. Dated December 11, 2014 the National Supreme Court of Justice pronounced the “Alliance” judgment, deciding that the charge created by decree 2067/2008 is a tariff charge and not a tax, and thus is not subjected to the principle of tax legality. However, the Court left open the possibility of eventual claims or defenses in cases different from the claims raised in the “Alliance” judgment.

In particular, the application of the above mentioned tariff charge produces an impact so significant in Mega operations that, if not favorably resolved, Mega could have in the future serious difficulties to continue business. On October 27, 2015, the Supreme Court of Justice issued a resolution on the motion for protection of constitutional rights filed by Mega S.A. (period until the enactment of the 2013 Budget Enactment Law No. 26.784) providing that the charge under “Executive Order 2067/08” was unconstitutional and was not applicable to Mega S.A.

On April 7, 2014 the Secretariat of Energy published Resolution No. 226/2014, fixing new wellhead prices per basin for the sale of gas to the Residential and Commercial full service segment and Natural Gas Stations that in a period of two months/one month: (i) shows a higher than 20% saving compared to the same period of two months/one month from previous year; and (ii) shows a saving between 5% and 20% compared to the same period of two months/one month from previous year. Likewise, new prices per basin are fixed for full service users in the Camuzzi Gas del Sur geographic area, in view of the climate conditions prevailing in the Southern geographic area of our country.

•	Natural Gas Additional Injection Stimulus Programs:

On December 2012, YPF and other gas producing companies of Argentina agreed with the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) to establish an incentive scheme for the Additional Injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution No. 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program”.

Under this regulation, gas producing companies were invited to file Projects for increasing Total Natural Gas Injection (“the projects”) to the Commission, in order to receive an Increased Price of 7.5 US$/MBTU for all gas injected above certain threshold (Additional Injection). The Projects shall comply with minimum requirements established in Resolution No. 1/2013, and will be subject to approval consideration by the Commission. The Projects have a maximum term of five (5) years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for certain month, does not reach the compromised production increase of its project, approved by the Commission, it will have to compensate its failure to achieve the minimum total injection committed in such Project. Resolution No. 60/2013, regulated by Resolution No. 83/2013, established a similar program for the companies that failed to comply with the requirements of Resolution No. 1/2013 and those that had failed to register in time under such Resolution. The price to be paid under the program established in Resolution No. 60/2013 varies between 4 US$/MBtu and 7.5 US$/MBtu, according to the highest production curve reached by the beneficiary company under the program. Resolution No. 123/2015 was published in the Official Gazette on July 15, 2015 which approved the Regulations governing procurement, sales and transfers of areas, assignments of rights and interest under the approved programs.

On September 29, 2015, Resolution 185/2015 was published in the Official Gazette regulating an incentive program for natural gas injection for the benefit of corporate producers which do not have a previous record of natural gas injection. The beneficiary companies will receive a compensation resulting from the difference between 7.50 US$/MMBtu and the price received for the sale of the natural gas in the market. Such compensation shall be received only for natural gas originating in areas whose production rights shall have been acquired from companies registered with any of the two previous programs and provided that during the period in which the transferor shall have calculated its “base injection”, according to its programme, the injection of the area operated by the current beneficiary – transferee– shall have been null.

•	Liquid hydrocarbons regulatory requirements:

Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfilment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/2006 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes

(which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule No.168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

On January 26, 2012, the Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) YPF and other four oil companies were required to sell diesel oil to public bus transportation companies at a price not higher than the retail price charged on its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has appealed that resolution. On February 16, 2012, YPF filed with the CNDC an appeal against Resolution No. 6/2012, for submission to the Civil and Commercial Federal Court of Appeals of Buenos Aires city. Meanwhile, on March 2, 2012, YPF has challenged this Resolution and requested a preliminary injunction against its validity. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended, until the appeal is judicially solved. Against that preliminary injection, the Argentinian Federal Government presented an extraordinary federal appeal, which has not yet been served to YPF.

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court. The Civil and Commercial Federal Court granted the appeal filed by YPF with suspensive effect, consequently the effects of Resolution No. 17/2012 were suspended until the legality or illegality of the Resolution is solved. Subsequently, the Argentinian Federal Government filed a federal extraordinary appeal, and YPF answered it. To date, the court granted the extraordinary appeal but has not yet been submitted to the Supreme Court.

On August 31, 2012, YPF was notified of the judgment of the mentioned Court, which declared the nullity of Resolution No. 17/2012, based on the lack of jurisdiction of the Argentine Secretariat of Domestic Commerce to issue a measure of that nature.

Decree No. 1,189/2012 of the National Executive Power, dated July 17, 2012, established that the jurisdictions and entities of the National public Sector included in section 8, subsection a) of Law No. 24,156 (National Administration, formed by the central administration and the decentralized agencies including the social insurance institutions) must contract with YPF the provision of fuels and lubricants for the fleet of official cars, boats and aircrafts, except in those cases which have the prior authorization of the Chief of the Cabinet of Ministers.

Dated February 3, 2015, the Argentine Republic Official Gazette published the text of Resolution No. 14/2015 passed by the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons that created the Crude Oil Production Promotion Program for 2 015 under which beneficiary companies are awarded an economic compensation, payable in pesos, for an amount equivalent to up to three U.S. dollars per barrel for the total production of each beneficiary company, provided that its quarterly production of crude oil is higher or equal to the production taken as basis for such program. Basis production is defined as the total production of crude oil by beneficiary companies corresponding to the fourth quarter of 2014, expressed in barrels per day. The beneficiary companies that have met the demands of all refineries authorized to operate in the country and direct part of their production to the foreign market may receive an additional economic compensation of two or three U.S. dollars for each barrel of exported crude oil, depending on the level of exported volume achieved.

•	Refining and Petroleum Plus Programs:

Decree No. 2,014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and production. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports withholdings. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

During February 2012, by Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs had been temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension are that the programs had been created in a context where domestic prices were lower than prevailing prices and that the objectives of those programs had already been achieved. On March 16, 2012, YPF has challenged this temporary suspension.

Pursuant to Executive Order No. 1330/15 of July 6, 2015, the Government resolved to render ineffective the “Petróleo Plus” program, which had been created by Executive Order No. 2,014 of November 25, 2008.

•	Regulatory requirements established by Decree No. 1,277/2012:

On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons (the “Commission”), which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company.

Additionally, the mentioned companies will have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and accordingly to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit.

Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319; the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,212/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production. On December 29, 2015, the Executive Branch issued order No. 272/15 resolving the dissolution of the Commission and its Regulations, and also providing that the powers vested on the Commission were to be exercised by the Ministry of Energy and Mining.

•	Principal rules applicable to Natural Gas distribution:

The Group participates in natural gas distribution through Metrogas, an indirectly controlled company.

The natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”) that, together with Decree No. 1.738/92, issued by the Executive Power, others regulatory decrees, the specific bidding rules (“Pliego”), the Transfer Agreement and the License, establishes the Regulatory Framework for Metrogas’ business. The License, the Transfer Agreement and the regulations issued pursuant to the Gas Act establish requirements regarding the quality of service, capital investment, restrictions on transfer and encumbrance on assets, cross-ownership restrictions among producers, transporters and distributors, and Metrogas stock transfer.

The Gas Act and the License created ENARGAS as regulatory entity to administer and enforce the Gas Act and the applicable regulations. In this order, the tariffs for the gas distribution service were established by the License and are regulated by ENARGAS. ENARGAS jurisdiction extends to gas transportation, sale, storage and distribution. Its mandate under the Gas Law includes consumers’ protection, competition protection in gas offer and demand, and the promotion of long-term investments in the gas industry.

Gas distribution tariffs have been established in the License and are regulated by ENARGAS.

The Distribution License has authorized Metrogas to provide the gas distribution public service for a 35-year term (for which Metrogas may request al 10-year period extension at the end thereof subject to approval by ENARGAS) in its service area.

At the end of the 35 or 45-year period, as the case may be, the Gas Law requires a new competitive bidding to grant the license, for which, if it has performed its obligations, Metrogas will have the option to equal the best bid made to the Government by a third party. As a general rule, upon the termination of a License due to completion of its time-period, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the winner bidder under a new call for bids, whichever is lower.

On March 26, 2014, within the framework of the process for renegotiating public services contracts provided by Law No. 25,561 and supplementary regulations, Metrogas signed a Letter of Understanding with the Public Services Contracts Renegotiation and Analysis Unit (the “UNIREN”) whereby a provisional tariff regime is established for the collection of higher revenues than those collected under ENARGAS Resolution No. I/2407 issued on November 27, 2012 which, in turn, had implemented a fixed amount per bill, differentiated by type of customer; such revenues had to be deposited in a trust created for the performance of the works.

The new Temporary Agreement, ratified by National Executive Order No. 445/2014 establishes an interim tariff regime effective as from April 1, 2014, consisting in the readjustment of tariffs and prices and with due regard to the necessary guidelines for service continuity and common criteria with the other distribution licensees, and to the tariff regulations, including changes in the gas price at the transportation entry point.

The Temporary Agreement further provides that it will include any transfer resulting from in tax (excluding income tax) regulations changes, as may be pending resolution, and also includes, among its provisions, a cost monitoring mechanism based on an exploitation cost and investment structure, as well as price indexes reflecting such costs which, under given premises, triggers a revision procedure whereby ENARGAS will evaluate the actual extent of variation in the Licensee’s exploitation costs and investments, and decide if the distribution tariff needs to be adjusted.

As of December 31, 2015, Metrogas has submitted to ENARGAS three requests to increase its tariffs through the application of the Cost Monitoring Mechanism set forth in the Temporary Agreement. None of these requests has resulted in the adjustments of Distribution tariffs to allow for the increased costs afforded by Metrogas. Instead, a Temporary Financial Assistance has been approved by Energy Secretariat Resolution No. 263/2015.

The Temporary Agreement further provides that between its execution date and December 31, 2015 (expiration date of the Emergency Act) the National Government, through UNIREN, and the Licenses were required to reach an agreement related to the modalities, time periods and timing of the execution of the Memorandum of Agreement for Comprehensive Contractual Renegotiations. On November 3, 2015 an extension of the Emergency Act was approved until December 31, 2017.

On June 8, 2015 Energy Secretariat Resolution No. 263/2015 was published in the Argentine Official Gazette stating that the Energy Secretariat had approved a disbursement, as temporary financial assistance payable in ten subsequent installments, to Metrogas and the rest of natural gas distributors, effective on March 2015, with the purpose of funding expenses and investments associated with the normal operation of the natural gas distribution public service through networks and on account of the Comprehensive Tariff Review to be held in due time.

This Resolution provides that its beneficiaries shall use part of the funds received under each monthly installment to cancel debts due and payable until December 31, 2014 to natural gas producers and, further, that distributors may not accrue additional debt for natural gas purchases made as of the effective date of the Resolution.

In the case of Metrogas, ENARGAS has provided for an exceptional need of funds for 2015, which is disbursable on a monthly basis according to a specified schedule between March and December. In addition it has ordered that Metrogas shall use part of the temporary financial aid to cancel debts to producers payable as of December 31, 2014 in 36 equal and successive monthly installments, plus interest as from January 2015, using the current “Banco Nación Average Active Interest Rate for Commercial Discount Transactions” (Tasa Activa Promedio del Banco Nación para Operaciones de Descuentos Comercial) (2.05% monthly), with the installments to be payable from March 2015.

In addition, ENARGAS stated that distributors shall cancel invoices for gas purchases whose maturity occurs in 2015, providing for cancellation thereof at 30, 60 and 90 days in line with the collection of invoice payments from their clients.

As of the date of these consolidated financial statements, Metrogas has received seven of the ten installments on account of temporary economic assistance. In addition, it has executed payment agreements with most producers under Energy Secretariat Resolution No. 263/2015, subject to the availability of the amounts committed.

The real impact on Metrogas revenue levels and on costs will depend on a variable beyond its control: how users will reduce gas consumption, which will not only depend on the individual actions taken to achieve such reduction but also due to climate variables effects between the compared periods.

Metrogas expects that during next year the financial condition will gradually recover with the implementation of the Temporary Agreement executed on March 26, 2014 with UNIREN or with a new Complementary Temporary Agreement. Additionally, a consensus with the National Government is intended to be reached through UNIREN in reference to the modalities, terms and opportunity of the execution of the Letter of Understanding for the Integral Contractual Renegotiation, in order to reestablish the economical-financial situation of Metrogas.

Notwithstanding the foregoing, the company may not guarantee that the above mentioned estimates will actually be implemented or that they will be implemented under the expected terms.

Additionally, if the conditions prevailing as of the date of these financial statements are maintained, the situation will continue deteriorating; therefore, Metrogas is analysing a series of measures to mitigate the impact of the financial situation, including, among others: to submit the claims referring to tariff increases (including transfer to municipal charge tariffs) to the Argentine authorities; to try to keep a strict cash management and expense control; to request additional capital contributions from shareholders; to modify payment conditions with the main suppliers and to obtain funding from third parties.

•	Regulatory Framework of the Electric Power Industry in the Argentine Republic:

Legal Framework: Law No. 24,065, passed in 1992 and governed by Executive Order No. 1,398/92, has established the current basic regulatory framework for the electricity sector (the “Regulatory Framework”). This Regulatory Framework is supplemented by the regulations of the National Secretariat of Energy (“SE”) for the generation and marketing of electric power, including the Resolution of the former Secretariat of Electric Energy No. 61/92, “Procedures for the Scheduling of Operations, Load Dispatch and Price Calculation”, with its supplementary and amending regulations.

The National Electricity Regulation Agency (“Ente Nacional Regulador de la Electricidad”, “ENRE”) is the agency that regulates, oversees and controls the electric power industry and, in such capacity, it is responsible for the enforcement of Law No. 24,065.

The technical dispatch, operation and economic organization of the Argentine Interconnection System (“Sistema Argentino de Interconexion”, “SADI”) and the Wholesale Electricity Market (“Mercado Eléctrico Mayorista”, “MEM”) is under the responsibility of CAMMESA. CAMMESA also acts as a collection agency for all MEM agents.

It is possible to underscore the following main supplementary and amending resolutions of the sector, taking into consideration the power generation business of YPF Energía Eléctrica S.A.:

•	SE Resolution No. 146/2003: this resolution established the framework within which generators may request funding for major or extraordinary maintenance works with the goal of maintaining their units available. This funding may be repaid with the future profits of the generation business, and it may also be repaid in advance. Against this backdrop, YPF Energía Eléctrica, as the successor of the operations of the Power Plants of Tucumán and San Miguel de Tucumán, has requested funding for its plan for the maintenance and availability improvement of the plants in Tucumán, and has offered its Sale Settlements with No Expiration Date to Define (“Liquidaciones de Venta sin Fecha de Vencimiento a Definir”, “LVFVD”) for the advanced repayment of the funded amounts.

•	SE Resolution No. 406/2003: this resolution established the mechanism to set collection priorities among various remunerative items of the power generation plants. This set priorities for the collection of items related to variable costs and the collection of the power made available to the system, and finally, of amounts related to generation margins for the sales made in the Spot market as per the curve of contracts with Large Users registered between May and August 2004. LVFVDs were issued for the last ones and for such cases in which CAMMESA did not have a certain repayment date.

•	2008-2011 Generators Agreement: On November 25, 2010, the SE and the main electricity generator companies signed the “Agreement for the Management and Operation of Projects, Increase of Power Generation Availability and Adjustment of Remuneration for 2008-2011 Generation” (hereinafter, the “Generators Agreement”). This Generators Agreement was aimed at establishing the framework, conditions and undertakings that the parties should make to continue with the MEM adjustment process, to enable the entry of new generation to cover the increase in the demand for energy and power in such market, to determine a mechanism for the repayment of the consolidated debts of generators incurred between January 1, 2008, and December 31, 2011, and the acknowledgment of global remuneration for MEM Generator Agents adhering to the Generators Agreement. The Generators Agreement envisaged an increase in the remuneration for the “Power Made Available” by the adhering power generators and in the maximum values recognized for variable maintenance costs and other costs other than fuels. As per this agreement, YPF Energía Eléctrica, as the successor company in the operation of the plants in “Complejo de Generación El Bracho”, has credits with CAMMESA.

•	SE Resolution No. 95/2013: this resolution establishes a new remuneration scheme based on the items described below and classified in terms of size and type of generation technology used. The defined remunerative items pertain to: a) remuneration for fixed costs; b) remuneration for variable costs other than fuel; c) direct additional remuneration; and d) indirect additional remuneration, which shall be allocated to a trust for the development of electric power infrastructure works. It is necessary to accept the terms and conditions of the resolution to access such remunerations. YPF Energía Eléctrica has adhered to this system in August 9, 2013, back-dated to February 1, 2013. Among other matters governed by this resolution, it shall be stressed that it established that until the SE decides otherwise, generators and large users shall refrain from making new contracts and/or renewing existing contracts (except for contracts under the framework of SE Resolution No. 1,281/2006 “Energy Plus” and SE Resolution No. 220/2007, among others) as of the entry into force of the resolution. Furthermore, it establishes that as from the date of termination of existing contracts, large users shall begin to make their power purchases through the agency in charge of dispatch (CAMMESA). Similarly, it establishes that fuel supply contracts shall only be acknowledged as long as they are in force, and no new contracts may be made and existing contracts may not be renewed as from their termination dates.

•	SE Resolution No. 529/2014: this resolution replaces the remuneration scheme established by SE Resolution No. 95/2013, increasing the tariff schedule of the 4 remunerative concepts included by that resolution. In relation to the Fixed Costs establishes an increase related to the availability of each Generator Agent. Also incorporates a new remuneration scheme of the Non Recurrent Maintenance, which aims to the funding of mayor maintenance subject to the SE approval. This resolution will be applicable to economic transactions from February 2014 for generators that had adhered to SE Resolution No. 95/2013.

•	SE Resolution No. 482/2015: this resolution provides adjustments to the compensation scheme set forth in SE Resolution No. 529/2014, by increasing the tariff schedule of the five concepts provided for therein. In addition, it introduces a new specific contribution scheme known as “Resources for 2015-2018 FONINVEMEM Investments” (Recursos para Inversiones del FONINVEMEM 2015-2018) to be allocated to generators participating in the investment projects approved or to be approved by the Energy Secretariat, and a new incentive scheme for the Production of Energy and Operating Efficiency for the relevant generator agents therein included. The provisions of this resolution are retroactively applied to financial transactions made as of February 2015 for those generators who have adhered to SE Resolution No. 95/2013.

•	Executive Order No. 134/2015: in the light of the current electrical system condition, the National Executive has declared a Federal Electric Sector Emergency until December 31, 2017. This executive order instructs the Ministry of Energy and Mining to prepare and implement an action plan relative to the electric energy generation, transportation and distribution segments in order to adjust the quality and safety of energy supply and warrant the provision of the electricity in appropriate technical and economic conditions.

•	Other regulatory requirements:

•	Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013:

Decree No. 929/2013 provides the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Inclusion in the Promotional Regime may be applied for by subjects registered with the Hydrocarbon Investments National Register and holding hydrocarbon exploration permits and/or exploitation concessions and/or any third party associated and together with, such holders, provided they file with the Strategic Planning and Coordination Commission of the Hydrocarbon Investments Nation Plan created by Executive Order No.1.277/12 a “Hydrocarbon Exploitation Investment Project (“Proyecto de Inversión para la Explotación de Hidrocarburos”) entailing a direct investment in foreign currency of at least US$ 1.000 million, computed as of the filing of the Hydrocarbon Exploitation Investment Project to be invested during the first five years of the Project (this amount was amended by the subsequent Law No. 27,007).

Among the benefits to subjects comprised by the Promotional Regime, the following are highlighted: i) they will be entitled, subject to the terms of Law No. 17.319 and as from the fifth successive year of actual execution of their respective “Hydrocarbon Exploitation Investment Projects”, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said Projects, with a 0% rate for export duties, should these be otherwise applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from export of the hydrocarbons mentioned in the preceding item, provided that the approved “Hydrocarbon Exploitation Investment Project” implies the entry of foreign currency to the Argentine market of at least US$ 1,000 million and as mentioned hereinabove; iii) it is provided that, during periods where national production is not enough to meet domestic supply needs under the terms of section 6 of Law No. 17.319, subjects included In the Promotional Regime shall be entitled, as from the fifth year from approval and execution of their respective “Hydrocarbon Exploitation Investment Projects”, to obtain, in compensation for the percentage of liquid and gaseous hydrocarbons produced under such Projects available for export as mentioned herein above, an export price of not less than the reference export price, for whose determination the incidence of export duties otherwise applicable will not be computed.

In addition, the Executive Order creates the institute of “Unconventional Hydrocarbon Exploitation”, consisting in the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied in fields located in shale gas or shale oil, tight sands, tight gas and tight oil, and coal bed methane geological rock formations and/or characterized, generally, by the presence of low- permeability rocks. In connection therewith, it has been provided that subjects holding hydrocarbon exploration permits and/or exploitation concessions included in the Promotional Regime will be entitled to apply for an “Uncoventional Hydrocarbon Exploitation Concession”. In addition, holders of “Unconventional Hydrocarbon Exploitation Concessions” who in turn are holders of an adjacent pre-existing exploitation concession, may apply for the merging of both areas into a sole unconventional area, provided that due evidence is given of the geological continuity of the relevant areas.

•	Repatriation of foreign exchange :

During October, 2011, Decree No. 1,722/2011 was published and became effective as from such date. The mentioned decree provides that total export collections from operations by producers of crude oil or its derivatives, natural gas and liquefied gas, and companies which aim to develop mining projects, must be liquidated in the single and free-exchange market in accordance with the provisions of Article No. 1 of Decree No. 2,581 of April 10, 1964 (see Decree No. 929/2013 below).

•	Price Information Regime

By Resolution No. 29/2014, the Secretariat of Commerce approved a Price Information Regime whereby all companies producing supplies and final goods with total annual sales in the domestic market exceeding the amount of 183 during 2013 must submit to the Secretariat a monthly report of current prices of all their products.

The same obligation falls upon all companies distributing and/or marketing supplies and final goods with total annual sales in the domestic market exceeding the amount of 250 in the same year.

Likewise, Provision No. 6/2014 of the Under-Secretariat of Domestic Commerce created the Price Information Regime Information System (“SIRIP”) that will be available at the web site http://www.mecon.gov.ar/comercio interior.

•	New CNV Regulatory Framework

Through Resolution No. 622/2013 dated September 5, 2013, the Argentine Securities Commission (Comisión Nacional de Valores – “CNV”) approved the Regulations (N.T. 2013) applicable to companies subject to this agency control, as provided for by the Capital Market Act No. 26,831, and Regulatory Decree No. 1,023 dated August 1, 2013. This Resolution superseded the former CNV Regulations (N.T. 2001 as amended) and the General Resolutions No. 615/2013 and No. 621/2013, as from the effective date of the Regulations (N.T. 2013).

•	New Argentine Civil and Commercial Code:

On August 1, 2015, the new Federal Civil and Commercial Code became effective. These new regulations, in addition to merging the Civil and Commercial Codes introduce details several news and amendments relative to Capacity, Obligations, Contracts, Contractual and Precontractual Civil Liability, Ownership, Co-ownership, Business Companies and Lapsing, among other legal institutes.

•	Transactions in the Forward Rosario Market (“ROFEX”):

As mentioned in Note 15.a) ii, YPF is licensed to operate as own settlement and clearance agent at the ROFEX. In this sense, during October 2015 YPF has acquired in ROFEX forward agreements whose underlying asset is the U.S. Dollar, with maturities occurring between February and May 2016.

12.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Group enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Group with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of December 31, 2015, 2014 and 2013 and transactions with the mentioned parties for the fiscal years ended December 31, 2015, 2014 and 2013.

	As of December 31, 2015			As of December 31, 2014			As of December 31, 2013
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable	Other receivables		Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current	Non current	Current	Current	Current
Joint ventures:
Profertil S.A.	110	209	35	3	56	16	—	2	23	34
Compañía Mega S.A. (“Mega”)	12	481	381	7	528	40	—	7	489	28
Refinería del Norte S.A. (“Refinor”)	—	125	11	—	145	11	—	15	79	4
Bizoy S.A.	4	—	—	—	4	—	—	12	—	—

	126	815	427	10	733	67	—	36	591	66

Affiliated companies:
Central Dock Sud S.A.	—	194	—	—	89	—	484	5	109	2
YPF Gas S.A.(1)	33	98	44	—	—	—	—	—	—	—
Oleoductos del Valle S.A.	—	—	56	—	—	33	—	—	—	8
Terminales Marítimas Patagónicas S.A.	—	—	44	—	—	28	—	—	—	19
Oleoducto Trasandino (Argentina) S.A.	—	—	2	—	—	2	—	—	—	1
Oleoducto Trasandino (Chile) S.A.	1	—	—	—	—	—	—	—	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	27	6	—	7	—	—	—	13
Oiltanking Ebytem S.A.	—	—	45	—	—	25	—	—	—	20

	38	292	218	6	89	95	484	5	109	63

	164	1,107	645	16	822	162	484	41	700	129

	2015			2014			2013
	Revenues	Purchases and services	Interest income (loss), net	Revenues	Purchases and services	Interest income (loss), net	Revenues	Purchases and services	Interest income (loss), net
Joint ventures:
Profertil S.A.	823	305	—	304	409	—	132	277	—
Compañía Mega S.A. (“Mega”)	1,396	470	—	2,485	178	—	1,786	325	—
Refinería del Norte S.A. (“Refinor”)	824	195	—	859	62	—	561	76	—
Bizoy S.A.	—	—	—	13	—	—	24	—	—

	3,043	970	—	3,661	649	—	2,503	678	—

Affiliated companies:
Central Dock Sud S.A.	322	—	8	222	—	7	179	70	17
YPF Gas S.A.(1)	231	35	—	—	—	—	—	—	—
Pluspetrol Energy S.A.(3)	—	—	—	—	—	—	142	54	—
Metrogas S.A.(2)	—	—	—	—	—	—	17	—	—
Oleoductos del Valle S.A.	—	220	—	—	181	—	—	61	—
Terminales Marítimas Patagónicas S.A.	—	215	—	1	190	—	1	139	—
Oleoducto Trasandino (Argentina) S.A.	—	20	—	—	17	—	—	12	—
Gasoducto del Pacífico (Argentina) S.A.	—	113	—	—	85	—	—	60	—
Oiltanking Ebytem S.A.	—	200	—	—	147	—	—	102	—

	553	803	8	223	620	7	339	498	17

Others	—	—	—	—	—	—	—	1	—

	—	—	—	—	—	—	—	1	—

	3,596	1,773	8	3,884	1,269	7	2,842	1,177	17

(1)	Disclosed balances and transactions since the date of the acquisition of associates (see Note 2).
(2)	Disclosed balances and transactions until take over date (see Note 2).
(3)	Disclosed balances and transactions until spin-off date (see Note 2).

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, the Group´s client/suppliers portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

•	CAMMESA: the provision of fuel oil, which is destined to thermal power plants, and selling and purchases of energy (the operations of sale and purchase for fiscal year ended on December 31, 2015 amounted to 12,079 and 1,460, respectively, and on December 31, 2014 amounted to 7,816 and 1,121, respectively, while the net balance as of December 31, 2015, 2014 and 2013 was credit 1,960, 1,010 and 445 respectively);

•	ENARSA: rendering of regasification service in the regasification projects of liquified natural gas in Escobar and Bahía Blanca and the purchase of natural gas, imported by ENARSA from the Republic of Bolivia and crude oil (the operations for the fiscal year ended December 31, 2015, amounted to 1,635 and 1,141, respectively, and on December 31, 2014 amounted to 1,507 and 476, respectively, and on December 31, 2013 amounted to 1,015 and 1,107, respectively; while the net balance as of December 31, 2015 was debt 135, and December 31, 2014 and 2013 was a credit of 192 and 430, respectively);

•	Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.: the provision of jet fuel (the operations for the fiscal year ended on December 31, 2015, 2014 and 2013, amounted to 2,178, 2,676 and 1,495, respectively, while the net balance as of December 31, 2015, 2014 and 2013 was credit of 255, 183 and 104, respectively);

•	Department of Federal Planning Investment and Services: the benefits of the incentive scheme for the Additional Injection of natural gas (the operations for the for the fiscal year ended on December 31, 2015, 2014 and 2013, amounted to 12,345, 7,762 and 4,289 respectively, while the net balance as of December 31, 2015, 2014 and 2013 was credit 9,859, 3,390 and 1,787, respectively) and for the crude oil production incentive program (the operations for the fiscal year ended on December 31, 2015 amounted to 1,988, all of them outstanding as of the closing date of this period);

•	Argentine Secretariat of Domestic Commerce: the compensation for providing gas oil to public transport of passengers at a differential price (operations for the fiscal year ended on December 31, 2015, 2014 and 2013, amounted to 3,746, 3,763 and 2,208, respectively, while the net balance for the fiscal year ended on December 31, 2015, 2014 and 2013 was credit 412, 244 and 116, respectively);

•	Energy Secretariat: temporary economic assistance to Metrogas (the operations for the fiscal year ended on December 31, 2015 amounted to 711, while the net balance as of December 31, 2015 was credit 149);

•	Industry Secretariat: incentive for domestic manufacturing of capital goods, for the benefit of A-Evangelista S.A. (the operations for the fiscal year ended on December 31, 2015, 2014 and 2013, amounted to 621, 233 and 169 respectively, while the net balance as of December 31, 2015, 2014 and 2013 was credit 27, 15 and 11, respectively).

Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 6.j) of these financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 11.b.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement (see Note 11.c).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the fiscal year ended December 31, 2015, 2014 and 2013:

	2015(1)	2014(1)	2013(1)
Short-term employee benefits (2)	158	112	67
Share-based benefits	40	48	29
Post-retirement benefits	6	4	3
Termination benefits	5	—	—

	209	164	99

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.
(2)	Does not include Social Security contributions for 55, 57 and 29.

13.	EMPLOYEE BENEFIT PLANS AND SHARE-BASED PAYMENTS

Note 1.b.10 describes the main characteristics and accounting treatment for benefit plans implemented by the Group. The charges recognized during the fiscal year ended on December 31, 2015, 2014 and 2013 are as follows.

i.	Retirement plan:

The total charges recognized under the Retirement Plan amounted to approximately 60, 49 and 42 for the years ended December 31, 2015, 2014 and 2013, respectively.

ii.	Performance Bonus Programs and Performance evaluation:

The amount charged to expense related to the Performance Bonus Programs was 1,020, 781 and 466 for the years ended December 31, 2015, 2014 and 2013, respectively.

iii.	Share-based benefit plan:

During the fiscal year ended December 31, 2015, 2014 and 2013, the Company has repurchased 382,985, 634,204 and 1,232,362 treasury shares for an amount of 120, 200 and 120, respectively, in order to comply with the share-based plans. The cost of such repurchases is reflected in the shareholders’ equity under the name of “Treasury shares acquisition cost”, while the face value and the adjustment resulting from the monetary restatement carried out in accordance with the Previous Accounting Principles have been reclassified from the accounts “Subscribed Capital” and “Capital Adjustment” to the accounts “Treasury shares” and “Treasury shares comprehensive adjustment” respectively.

The amount charged to in relation with the share-based plans, which are disclosed according to their nature, amounted to 124, 80 and 43 for the fiscal year ended December 31 2015, 2014 and 2013, respectively.

Information related to the evolution of the quantity of shares, of the plans at the end of the years ended on December 31, 2015, 2014 and 2013 is as follows:

Plan 2013-2015

	2015	2014	2013
Amount at the beginning of the year	695,015	1,289,841	—
- Granted	—	—	1,769,015
- Settled	(503,535)	(563,754)	(479,174)
- Expired	(2,987)	(31,072)	—

Amount at end of year(1)	188,493	695,015	1,289,841

Expense recognized during the year	34	53	43
Fair value of shares on grant date (in dollars)	14.75	14.75	14.75

(1)	The average remaining life of the plan is 7 months as of December 31, 2015, between 10 and 22 months as of December 31, 2014 and between 10 and 34 months as of December 31, 2013.

Plan 2014-2016

	2015	2014
Amount at the beginning of the year	356,054	—
- Granted	—	356,054
- Settled	(118,927)	—
- Expired	(2,997)	—

Amount at end of year(1)	234,130	356,054

Expense recognized during the year	53	27
Fair value of shares on grant date (in dollars)	33.41	33.41

(1)	The average remaining life of the plan is between 10 and 22 months as of December 31, 2015 and between 10 and 30 months as of December 31, 2014.

Plan 2015-2017

2015
Amount at the beginning of the year	—
- Granted	619,060
- Settled	(888)
- Expired	(16,093)

Amount at end of year(1)	602,079

Expense recognized during the year	37
Fair value of shares on grant date (in dollars)	19.31

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2015.

iv.	Pension Plans and other Post-retirement and Post-employment benefits of YPF Holdings Inc.:

Following is disclosed the information about pension plans and other obligations of YPF Holdings Inc. The last actuarial evaluation for thee plans mentioned above was made as of December 31, 2015.

Defined-benefit obligations

	2015	2014	2013
Present value of obligations	279	221	190
Fair value of assets	—	—	—
Deferred actuarial losses	—	—	—

Recognized net liabilities	279	221	190

Changes in the fair value of the defined-benefit obligations

	2015	2014	2013
Liabilities at the beginning of the year	221	190	152
Translation differences	73	81	57
Service costs	—	—	—
Interest costs	10	5	3
Actuarial gains	(6)	(25)	(6)
Benefits paid, settlements and amendments	(19)	(30)	(16)

Liabilities at the end of the year	279	221	190

Changes in the fair value of the plan assets

	2015	2014	2013
Fair value of assets at the beginning of the year	—	—	—
Employer and employees contributions	19	30	16
Benefits paid and settlements	(19)	(30)	(16)

Total recognized as expense of the year	—	—	—

Amounts recognized in the Statement of Comprehensive Income

	(Loss) Income
	2015	2014	2013
Service costs	—	—	—
Interest costs	(10)	(5)	(3)
Gains (Losses) on settlements and amendments	—	—	—

Total recognized as expense of the year	(10)	(5)	(3)

Amounts recognized in Other Comprehensive Income

	(Loss) Income
	2015	2014	2013
Actuarial gains, net	6	25	6

Total recognized in Other Comprehensive Income	6	25	6

Actuarial assumptions

	2015	2014	2013
Discount rate	5%	5%	3.25 – 3.9%
Expected return on assets	N/A	N/A	N/A
Expected increase on salaries	N/A	N/A	N/A

Expected employer’s contributions and estimated future benefit payments for the outstanding plans are as follows:

Expected employer’s contributions during 2016	27

Estimated future benefit payments are as follows:

- 2017	26
- 2018	25
- 2019	24
- 2020	22
- 2021 – 2025	90

The weighted average duration used in the estimation of future payments was between 6.8 and 7.4.

YPF Holdings Inc. has performed a sensitivity analysis related to variations of 1% in the discount rate and in the trend of medical costs for the mentioned plans, without having, such changes, a significant effect in the liability recognized or net income for the fiscal year.

For additional information about other existing benefit plans, see Note 1.b.10.

14.	OPERATING LEASES

As of December 31, 2015 the main agreements in which the Group is a lessee are:

•	Lease of facilities equipment and production equipment in fields, and natural gas compression equipment units under agreements with an average three-year effective term with a renewal option of one additional year, for which contingent installments are computed based on a unit of use rate (pesos per hour/day of use).

•	Lease of vessels and barges for hydrocarbon transportation under agreements with an average effective term of 5 years for which contingent installments are computed based on a unit of use rate (pesos per hour/day of use).

•	Leases of lands for the installation and operation of service stations under agreements with an average term of approximately 10 years, for which contingent installments are computed on the basis of a rate by unit of estimate fuel sales.

Charges for the above mentioned agreements for fiscal years ended December 31, 2015, 2014 and 2013 amounted to approximately 7,364, 5,438 and 3,520, respectively, with 746, 1,737 and 1,493 corresponding to minimum payments, and 6,618, 3,701 and 3,027 to contingent installments They have been allocated to “Lease of property and equipment and Contract for works and services”.

As of December 31, 2015, future estimate payments related to these agreements are as shown below

	Up to 1 year	From 1 to 5 years	Following the sixth year
Future estimate payments	7,929	14,120	332

15. INFORMATION REQUIRED BY REGULATORY AUTHORITIES

a)	CNV General Resolution No. 622

I.	Pursuant to section 1, Chapter III, Title IV of such resolution, there follows a detail of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits.

Exhibit A – Fixed Assets	Note 6.b) Fixed Assets
Exhibit B – Intangible assets	Note 6.a) Intangible assets
Exhibit C – Investments in companies	Note 16 Investments in companies
Exhibit D – Other investments	Note 5 Financial instrument by category
Exhibit E – Provisions	Note 6.f) Trade receivables Note 6.e) Other receivables Note 6.c) Investments in companies Note 6.b) Fixed Assets Note 6.h) Provisions
Exhibit F – Cost of goods sold and services rendered	Note 6.m) Cost of sales
Exhibit G – Assets and liabilities in foreign currency	Note 18 Assets and liabilities in currencies other than the Argentine peso

II.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company shall not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV and also it shall not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Besides, in accordance with the provisions of Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 11,618,762 units of the mutual fund known as Fondo Común de Inversión Compass Ahorro - Clase B, with settlement upon redemption in 24 hours; the Company’s units total value as of December 31, 2015 amounted to 19.

b)	Required Information by General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of Company’s operations, which is not in Company’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Escalada – Luján de Cuyo –Province of Mendoza.

16.	INVESTMENTS IN COMPANIES

	Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock		Results	Equity	Holding in Capital Stock
Controlled companies:
YPF International S.A. (7)	Common	Bs.	100	66,897	Investment	La Plata 19, Santa Cruz de la Sierra, República de Bolivia	12-31-15	13		1	20	100.00%
YPF Holdings Inc. (7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	12-31-15	10,529		(571)	(3,482)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	164		399	596	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	307		263	789	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	—	(8)	65	77	100.00%
YPF Inversora Energética S.A.	Common		$1	97,239,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	97		(583)	(1,153)	99.99%
YPF Energía Eléctrica	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	30		623	623	100.00%
YPF Chile S.A. (9)	Common		—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	12-31-15	593		(102)	1,042	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and commercialization of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	459		65	604	51.00%
YPF Europe B.V. (7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	12-31-15	2,034		88	2,288	100.00%
YSUR Argentina Investment S.à r.l. (7)	Common	US$	1	20,001	Investment	13-15, Avenue de la Lierté, L-1931, Luxemburgo	09-30-15	—	(8)	— (8)	3,204	100.00%
YSUR Argentina Corporation (7)	Common	US$	1	10,000,001	Investment	Boundary Hall, Cricket Square P.O. Box 1111 George Town, Grand Cayman, Cayman Islands KY1-1102	09-30-15	94		— (8)	278	100.00%
YSUR Petrolera Argentina S.A. (7)	Common		$1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto.	Tucumán 1, P. 12, Buenos Aires, Argentina	12-31-15	634		99	464	100.00%

	12-31-2015														31-12-2014
							Information of the issuer
	Description of the Securities								Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Book value(3)		Cost(2)	Main Business	Registered Address	Date	Capital stock	Results	Equity	Holding in Capital Stock		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6)(7)	Common	$1	244,246,140	1,277		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09-30-15	643	551	1,611	38.00%		778
Profertil S.A.(7)	Common	$1	391,291,320	1,452		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	09-30-15	783	(147)	811	50.00%		1,231
Refinería del Norte S.A.	Common	$1	45,803,655	405		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09-30-15	92	(75)	793	50.00%		423

				3,134		—									2,432

Affiliated Companies:
Oleoductos del Valle S.A.	Common	$10	4,072,749	126	(1)	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	12-31-15	110	51	347	37.00%		99	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	70		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	09-30-15	14	5	218	33.15%		71
Oiltanking Ebytem S.A.	Common	$10	351,167	150		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	12-31-15	12	99	134	30.00%		88
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	23		—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-15	156	54	229	10.00%		14
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	152		136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	09-30-15	1,231	(78)	1,068	10.25	%(5)	110
Inversora Dock Sud S.A.	Common	$1	355,270,303	484		445	Investment and finance	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	09-30-15	829	(54)	783	42.86%		336
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	25		—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	09-30-15	34	6	69	36.00%		22
Other Companies:
Other (4)	—	—	—	220		135	—	—	—	—	—	—	—		17

				1,250		716									757

				4,384		716									3,189

(1)	Holding in shareholder’s equity, net of intercompany profits
(2)	Cost net of cash dividends and stock redemption
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods
(4)	Includes Compañía Minera de Argentina S.A., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., YPF Services USA Corp., Bizoy S.A., Civeny S.A., Bioceres S.A., YPF Perú S.A.C., YPF Brasil Comercio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., YSUR Argentina Holdings S.à r.l., Compañía de Inversiones Mineras S.A., YPF Gas S.A. and Energía Andina S.A.
(5)	Additionally, the Company has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)	The Chilean peso has been defined as functional currency for this company.

17.	JOINT OPERATION AND OTHER EXPLORATION AND PRODUCTION AGREEMENTS

As of December 31, 2015, the main exploration and production joint operations and other agreements in which the Group participates are the following:

Name and Location	Ownership Interest	Operator

Acambuco Salta	22.50%	Pan American Energy LLC
Aguada Pichana Neuquén	27.27%	Total Austral S.A.
Aguaragüe Salta	53.00%	Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.
Consorcio CNQ 7/A La Pampa y Mendoza	50.00%	Pluspetrol Energy S.A.
El Tordillo Chubut	12.20%	Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.
Lindero Atravesado Neuquén	37.50%	Pan American Energy LLC
Llancanelo Mendoza	51.00%	YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego y Plataforma Continental Nacional	50.00%	Enap Sipetrol Argentina S.A.
Palmar Largo Formosa y Salta	30.00%	Pluspetrol S.A.
Loma Campana Neuquén y Mendoza	50.00%	YPF S.A.
Ramos Salta	42.00%	Pluspetrol Energy S.A.
Rincón del Mangrullo Neuquén	50.00%	YPF S.A.
San Roque Neuquén	34.11%	Total Austral S.A.
Tierra del Fuego Tierra del Fuego	100.00%	Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	70.00%	YPF S.A.
Zampal Oeste Mendoza	70.00%	YPF S.A.
Narambuena Neuquén	50.00%	YPF S.A.
La Amarga Chica Neuquén	50.00%	YPF S.A.
Neptuno U.S.A.	15.00%	BHPB Pet (Deepwater) Inc.

18.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	2015			2014			2013
	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total
Noncurrent Assets
Other receivables
US Dollar	46	12.94	595	73	8.45	617	319	6.48	2,067
Real	10	3.31	33	6	3.2	19	4	2.77	11
Trade receivables
Real	—	—	—	5	3.2	16	—	—	—

Total noncurrent assets			628			652			2,078

Current Assets
Trade receivables
US Dollar	307	12.94	3,973	341	8.45	2,881	263	6.48	1,704
Chilean peso	16,971	0.02	339	11,043	0.01	110	8,688	0.01	87
Real	15	3.31	50	24	3.2	77	21	2.77	58
Other receivables									—
US Dollar	407	12.94	5,267	473	8.45	3,997	502	6.48	3,253
Euro	6	14.07	84	3	10.26	31	3	8.96	27
Real	7	3.31	23	3	3.2	10	—		—
Chilean peso	27	0.02	1	4,344	0.01	43	1,087	0.01	11
Yens	119	0.11	13	—	—	—	—	—	—
Uruguayan pesos	—	—	—	—	—	—	34	0.31	11
Cash and cash equivalents									—
US Dollar	1,009	12.94	13,056	647	8.45	5,467	649	6.48	4,205
Chilean peso	502	0.02	10	—	—	—	189	0.01	2
Uruguayan pesos	—	—	—	—	—	—	6	0.31	2
Real	4	3.31	13	—	—	—	4	2.77	11

Total current assets			22,829			12,616			9,371

Total assets			23,457			13,268			11,449

Noncurrent Liabilities
Provisions
US Dollar	2,774	13.04	36,173	2,785	8.55	23,812	2,095	6.52	13,660
Taxes payable
US Dollar	—	—	—	—	—	—	16	6.52	104
Loans
US Dollar	4,403	13.04	57,417	2,845	8.55	24,325	1,980	6.52	12,908
Real	4	3.35	13	—	—	—	—	—	—
Salaries and social security
US Dollar	—	—	—	—	—	—	1	6.52	7
Accounts payable
US Dollar	37	13.04	482	55	8.55	470	60	6.52	391
Uruguayan pesos	—	—	—	—	—	—	8	0.35	3

Total noncurrent liabilities			94,085			48,607			27,073

Current Liabilities
Provisions
US Dollar	80	13.04	1,043	177	8.55	1,513	123	6.52	802
Taxes payable
Real	6	3.31	20	—	—	—	—	—	—
Chilean peso	1,077	0.02	22	—	—	—	—	—	—
Loans
US Dollar	1,543	13.04	20,121	919	8.55	7,860	985	6.52	6,423
Real	35	3.35	117	16	3.2	51	13	2.79	36
Salaries and social security
US Dollar	7	13.04	91	3	8.55	26	2	6.52	13
Real	2	3.35	7	2	3.2	6	2	2.79	6
Chilean peso	423	0.02	8	—	—	—	—	—	—
Uruguayan pesos	—	—	—	—	—	—	10	0.35	4
Accounts payable
US Dollar	1,877	13.04	24,476	2,015	8.55	17,228	1,776	6.52	11,580
Euro	26	14.21	369	24	10.41	248	186	9	1,674
Chilean peso	1,283	0.02	26	6,387	0.01	64	6,629	0.01	66
Real	14	3.35	47	11	3.2	35	6	2.79	17
Yens	29	0.11	3	—	—	—	—	—	—
Uruguayan pesos	—	—	—	—	—	—	27	0.35	9
Bolivian pesos	—	—	—	—	—	—	23	0.96	22

Total current liabilities			46,350			27,031			20,652

Total liabilities			140,435			75,638			47,725

(1)	Exchange rates in pesos as of December 31 2015, 2014 and 2013 according to Banco Nación Argentina.

19.	SUBSEQUENT EVENTS

•	Pursuant to Administrative Decision No. 1/2016, published on January 8, 2016 in the Argentine Official Gazette, the Executive Branch granted a 10-year concession extension for hydrocarbon exploitation in the Magallanes area, held by YPF and belonging to Marina Austral Basin, as from November 14, 2017. The extension was granted for the portion under the National Government’s concession jurisdiction, according to Section 35 of Hydrocarbons Law No. 17,139.

•	On January 14, 2016 YPF entered into two Agreements (the “Agreements”) with American Energy – Acquisitions LLC (“AEAQ”), an affiliate of American Energy Partners (“AELP”) whereby YPF and AEAQ agreed on the main terms and conditions for (i) the joint development of a shale oil and gas pilot in Bajada de Añelo area and (ii) the exploratory delineation in the southern region of Cerro Arena area, both located in the Province of Neuquén.

The Agreements provide for an exclusivity period for the negotiation and execution of several final agreements, whose effectiveness shall be subject to the fulfillment of the conditions precedent.

As of the date of the issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of December 31, 2015 which were not already considered in such consolidated financial statements according to IFRS.

These financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 3, 2016 and will be considered by the next annual Shareholders’ meeting.

MIGUEL MATIAS GALUCCIO
Presidente

English translation of the report originally issued in Spanish, except for certain disclosures related to formal legal requirements for reporting in Argentina and the inclusion of the last paragraph.

Statutory Audit Committee’s Report

To the shareholders of

YPF SOCIEDAD ANÓNIMA

1.	In accordance with the dispositions of article 294 of Law No. 19,550, the Standards of the Argentine Securities Commission (“CNV”) and the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have examined the accompanying consolidated financial statements of YPF SOCIEDAD ANÓNIMA (an Argentine corporation, hereinafter mentioned “YPF SOCIEDAD ANÓNIMA” or the “Company”) and its controlled companies (which are detailed in Note 16 of such consolidated financial statements) which comprise the consolidated statements of financial position as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended and the supplemental information included in their notes 1 to 19 (note 1 describes the main accounting policies used in the preparation of the accompanying consolidated financial statements). The balances and other information corresponding to the year ended December 31, 2014 and 2013, are an integral part of the mentioned financial statements and are intended to be read only in relation to those financial statements.

2.	The Company’s Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements of the Company in accordance with International Financial Reporting Standards adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and incorporated by the CNV to its regulations, as they were approved by the International Accounting Standards Board (“IASB”). Our responsibility is to express a conclusion based on the exam carried out pursuant to the scope of work outlined in paragraph 3.

3.	We conducted our exam in accordance with the outstanding statutory audit rules. Such rules require the application of the procedures established in the Technical Resolution No. 32 issued by the FACPCE, applicable to the audit of financial information and include the assessment of the consistency of significant information contained in the reviewed documents with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our exam, we have principally considered the audit report on financial statements issued by Deloitte & Co. S.A March 03, 2016. An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. We have not assessed the criteria and business decisions in matters of management, financing, sales and exploitation, because these issues are the responsibility of the Company’s Board of Directors and Shareholders.

2

4.	The figures included in the consolidated financial statements, mentioned in the first paragraph, Section 1 of this report, arise from the application of the consolidation procedures in conformity with the International Financial Reporting Standards based on the individual financial statements of each consolidated companies, detailed in Note 16 of the accompanying consolidated financial statements. The Individual Financial Statements arising from its accounting records and have been prepared, in formal aspects, in accordance with current legal provisions.

5.	In our opinion, based on our work, the consolidated financial statements referred to in section 1 of this report, presents fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2015, and the comprehensive results of its consolidated operations, changes in its consolidated shareholders’ equity and its consolidated cash flow for the year then ended, in accordance with the International Financial Reporting Standards.

6.	In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the year we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

7.	This report and the consolidated financial statements referred to in section 1 have been translated into English for the convenience of English-speaking readers. The accompanying consolidated financial statements are the English translation of those originally issued by YPF SOCIEDAD ANÓNIMA in Spanish and presented in accordance with International Financial Reporting Standards.

Buenos Aires City, March 03, 2016.

For Statutory Audit Committee

ENRIQUE A. FILA

Statutory Auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 11, 2016	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer